Form 20-F/A
period 2023-02-17
ETAO International Co., Ltd.
filed 2023-03-09
CIK 1939696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: February 17, 2023

Commission File Number: 001-41629

ETAO INTERNATIONAL Co., Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1460 Broadway, 14th Floor

New York, New York 10036

(Address of Principal Executive Offices)

Wensheng Liu

1460 Broadway, 14th Floor

New York, New York 10036

Telephone: (347) 306-5134

Email: wilson.liu@etao.cloud

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, $0.0001 par value per share	ETAO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of February 23, 2023: 102,296,910 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by ETAO International Co., Ltd., a Cayman Islands exempted company (“PubCo”). Unless otherwise indicated, “we,” “us,” “our,” “PubCo,” and the “Company”, and similar terminology refer to ETAO International Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands, and its subsidiaries and contractually controlled entities subsequent to the Business Combination (defined below). References to “ETAO ” refer to ETAO International Group prior to the consummation of the Business Combination, as well as its consolidated subsidiaries, 11 consolidated variable interest entities (the “VIEs”) and their respective VIEs’ subsidiaries (the “VIEs”).

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s registration statement on Form F-4 (File No. 333-268819) initially filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2022, as amended (the “Form F-4”), which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the date of event requiring the filing of this report of ETAO International Co., Ltd. (“PubCo”), as originally filed with the U.S. Securities and Exchange Commission on February 24, 2023 (the “Original Form 20-F”). The Company is filing this Amendment solely to correct a clerical error in inadvertently checking the filing type of “Registration Statement Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934”, by selecting the following “Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934” filing type.

Other than as required to reflect the changes discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.

On January 27, 2022, Mountain Crest Acquisition Corp. III (“MCAE”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among MCAE, ETAO International Group, a Cayman Islands exempted company (“ETAO”), and Wensheng Liu, in his capacity as the ETAO’s shareholders’ representative (the “Shareholders’ Representative”) which was subsequently amended on June 7, 2022 and October 17, 2022. On July 26, 2022, ETAO International Co., Ltd., a Cayman Islands exempted company (“PubCo”) and ETAO Merger Sub, Inc., a Cayman Islands exempted company (“Merger Sub”) joined the Merger Agreement as parties. The Merger Agreement provides for a business combination between MCAE and the Company in a two-step process as follows: (1) MCAE will merge with and into PubCo, a wholly owned subsidiary of the MCAE, with PubCo being the surviving corporation in such merger (the “Redomestication Merger”) and (2) ETAO will merge with and into Merger Sub, a wholly owned subsidiary of PubCo, with ETAO as the surviving corporation in such merger (the “Acquisition Merger”). After giving effect to both the Redomestication Merger and the Acquisition Merger, ETAO would be a wholly owned subsidiary of PubCo (collectively referred to herein as the “Business Combination”).

On February 17, 2023, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and ETAO became a wholly owned subsidiary of PubCo. This Report is being filed in connection with the Business Combination.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “Management After the Business Combination” and is incorporated herein by reference. The business address of each of the officers and directors is c/o ETAO International Co., Ltd. 1460 Broadway, 14th Floor, New York, New York 10036.

B. Advisors

Not applicable.

C. Auditors

UHY LLP, 1185 6th Ave, 38th Floor, New York, NY 10036, acted as MCAE’s independent registered public accountant since inception on March 2, 2021 through February 24, 2023.

WWC, P.C. (“WWC”) has acted as ETAO’s independent registered public accountant since May 26, 2021 until the date of this report. Following the consummation of the Business Combination, WWC shall continue to act as the Company’s independent registered public accounting firm.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information regarding PubCo’s selected financial information is included in the Form F-4 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” which is incorporated herein by reference.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with PubCo’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

PubCo is a Cayman Islands exempted company that was formed to on June 30, 2022 as a wholly owned subsidiary of MCAE. PubCo was formed to facilitate the two-step business combination transaction between MCAE and ETAO (the “Business Combination”). As the first step of the business combination transaction, on February 17, 2023, MCAE merged with and into PubCo, with PubCo surviving as the surviving corporation in such merger, thereby consummating a change in MCAE’s domicile from a Delaware corporation to a Cayman Islands exempted company (the “Redomestication Merger”).

ETAO Merger Sub, Inc. (“Merger Sub”) was a Cayman Islands exempted company that was wholly owned by PubCo. Merger Sub was formed to facilitate the two-step Business Combination. As the second step of the Business Combination, on February 17, 2023, Merger Sub merged with and into ETAO, with ETAO surviving as the surviving corporation in such merger, thereby consummating PubCo’s acquisition, through its Merger Sub subsidiary, of ETAO (the “Acquisition Merger”).

On February 17, 2023, the parties to the Merger Agreement consummated the Business Combination, resulting in ETAO as a wholly-owned subsidiary of PubCo.

B. Business Overview

Following and as a result of the Business Combination, all of ETAO’s business is conducted through PubCo and its subsidiaries. A description of the business of PubCo is included in the Form F-4 in the sections entitled “Information About ETAO” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ETAO,” which is incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, ETAO became a wholly owned subsidiary of PubCo. A description of the organizational structure of PubCo is included in the Form F-4 in the section entitled “Parties to the Business Combination” which is incorporated herein by reference.

D. Property, Plants and Equipment

PubCo also leases the properties for its principal executive office, which is located on 1460 Broadway, 14th Floor, New York, New York 10036. ETAO leases the properties for its office in China, which is located on Anzhen West Li, Zhejiang Building, 1613-1615, Chaoyang District, Beijing, China.   Such properties are described in the Form F-4 in the section entitled “Information About ETAO” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of ETAO is included in the Form F-4 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ETAO” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Management After the Business Combination” of the F-4.

B. Compensation

The executive compensation of PubCo’s executive officers and directors is described in the Form F-4 in the section entitled “Management After the Business Combination” which information is incorporated herein by reference.

C. Board Practices

See “Management After the Business Combination” of the F-4.

D. Employees

ETAO and the VIEs together with their respective subsidiaries had a total of 3,600 employees as of March 28, 2022 based in Greater China.

E. Share Ownership

Ownership of PubCo’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

 The following table sets forth information, as of February 23, 2023, regarding the beneficial ownership of our ordinary shares held by any person known to us to be the beneficial owner of more than 5% of the outstanding ordinary shares, by directors and certain executive officers, and by all of our directors and executive officers as a group. Unless otherwise noted, our officers and directors utilize the following address for correspondence purposes: Etao International Co. Ltd., 1460 Broadway, 14th Floor, New York, NY 10036.

		Ordinary shares
Name and Address of Beneficial Owner(1)		Number	Percentage (%)(2)
Executive Officers and Directors
Wensheng Liu(3)	Chairman, Chief Executive Officer	49,613,200	48.50%
Biao Dai	Independent Director	0	0%
Kenneth S. Liang	Independent Director	0	0%
Connie C. Hsu	Independent Director	0	0%
Andrew MacInnes	Independent Director	0	0%
Suying Liu(4)	Director	0	0%
David Muson	Interim Chief Financial Officer	0	0%
All Executive Officers and Directors as a group		49,613,200	48.50%
5% Or Greater Holders
ETAO 168 CAPITAL LLC(5)		10,000,000	9.77%
ETAO INTERNATIONAL GROUP INC. (6)		11,886,000	11.619%
TVT HOLDING LIMITED (BVI) (7)		6,827,368	6.67%
WHSP CAPITAL LLC(8)		14,527,200	14.20%

(1)	Unless otherwise indicated, the business address of each of the officers and directors is c/o Etao International Co. Ltd., 1460 Broadway, 14th Floor, New York, NY 10036.

(2)	Based on 102,296,910 ordinary shares issued and outstanding as of February 23, 2023.

(3)	Includes 13,200,000 shares owned directly by Wensheng Liu, 14,527,200 shares owned by WSHP Capital LLC, in which Wensheng Liu is the controlling person, 11,886,000 shares owned by Etao International Group Inc., in which Wensheng Liu is the controlling person, and 10,000,000 shares owned by Etao 168 Capital LLC, in which Wensheng Liu is the controlling person.

(4)

Dr. Suying Liu is a Member of Mountain Crest Holdings III LLC which was controlled by Dr. Suying Liu until Mr. Dong Liu was appointed and admitted as the Manager of Mountain Crest Holdings III LLC on February 16, 2023, when Dr. Suying Liu resigned from his Managing Member position at Mountain Crest Holdings III LLC. He disclaims any beneficial ownership interest in our ordinary shares held by Mountain Crest Holdings III LLC except to the extent of his pecuniary interests in these shares because Mr. Dong Liu is the Sole Manager and has sole voting and dispositive power of Mountain Crest Holdings III LLC.

(5)	The controlling person of Etao 168 Capital LLC is Wensheng Liu.

(6)	The controlling person of Etao International Group Inc. is Wensheng Liu.

(7)	Fang Wang is a director and control person of TVT Holding Limited. The business address for TVT Holding Limited is c/o ETAO International Co., Ltd. 1460 Broadway, 14th Floor, New York, New York 10036.

(8)	The controlling person of WSHP Capital LLC is Wensheng Liu.

B. Related Party Transactions

Related party transactions of PubCo are described in the Form F-4 in the sections entitled “Certain Relations and Related Person Transactions - ETAO” which are incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “ETAO.” Holders of our ordinary shares should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbols “ETAO”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, US$0.0001 par value per share. As of February 23, 2023, subsequent to closing of the Business Combination, there were 102,296,910 ordinary shares issued and outstanding. Certain of our shareholders are subject to lock-up agreements, a form of which is filed herewith as Exhibit 4.3 to this annual report on the Form 20-F.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

Amended and Restated Memorandum and Articles of Association of Etao International Co., Ltd. as adopted by special resolution dated February 9, 2023 and effective on February 9, 2023 is filed herewith as Exhibit 3.1 to this annual report on the Form 20-F.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

According to Clause 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Form F-4 in the section entitled “Description of Securities After the Business Combination,” which is incorporated herein by reference.

C. Material Contracts

The description of our Material Contracts is contained in the Form F-4 in the section entitled “Information About ETAO,” which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “Material U.S. Federal Income Tax Consequences,” which is incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has no current plans to pay dividends. PubCo does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ETAO—Quantitative and Qualitative Disclosure About Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The audit report of UHY LLP on the financial statements of Mountain Crest Acquisition Corp. III (“MCAE”) as of December 31, 2021 and for the period from March 2, 2021 (inception) through December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainties, audit scope, or accounting principles. UHY LLP’s audit report contained an explanatory paragraph regarding substantial doubt about MCAE’s ability to continue as a going concern.

During the period from March 2, 2021 (inception) through December 31, 2021, and the subsequent interim periods through February 24, 2023, there were no disagreements with UHY LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of UHY LLP, would have caused UHY LLP to make reference thereto in its report on the financial statements of MCAE for such periods. During the period from March 2, 2021 (inception) through December 31, 2021, and the subsequent interim periods through February 24, 2023, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years and through the closing date of Business Combination, neither PubCo, nor anyone on its behalf, consulted WWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of PubCo and neither a written report was provided to PubCo or oral advice was provided that WWC concluded was an important factor considered by PubCo in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F. A copy of WWC’s letter to the Securities and Exchange Commission dated February 24, 2023 is attached as Exhibit 15.2 to this Report.

PubCo provided UHY LLP with a copy of the disclosure it is making in this Item 16F in this Report and requested that UHY LLP furnish PubCo with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F, stating whether UHY LLP agrees with the statements made by PubCo in this Item 16F in this Report, and if not, in which respects UHY LLP does not agree. A copy of UHY LLP’s letter to the Securities and Exchange Commission dated February 24, 2023 is attached as Exhibit 15.1 to this Report.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-161 of our proxy statement/prospectus dated January 18, 2023, as filed with the SEC on January 18, 2023, are incorporated by reference herein.

The information set forth in the Form F-4 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” is incorporated herein by reference.

Item 19. EXHIBITs

Exhibit No.	Description
2.1	Merger Agreement, dated as of January 27, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
2.2	Amendment to Agreement and Plan of Merger, dated as of June 7, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
2.3	Joinder Agreement, dated as of July 26, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, Wensheng Liu, in his capacity as the Company Shareholders’ Representative, ETAO International Co., Ltd. and ETAO Merger Sub, Inc. (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
2.4	Amendment No. 2 to Agreement and Plan of Merger, dated as of October 17, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
3.1	Amended and Restated Memorandum and Articles of Association of Etao International Co., Ltd. dated February 9, 2023 (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629).
4.1	Specimen Ordinary Share Certificate of PubCo (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
4.2	2022 Employee Stock Option Plan (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
4.3	Form of Lock-Up Agreement, (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629).
15.1	Letter from UHY LLP (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629).
15.2	Letter from WWC, P.C. (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ETAO INTERNATIONAL CO., LTD.

March 9, 2023	By:	/s/ Wensheng Liu
	Name:	Wensheng Liu
	Title:	Chief Executive Office and Principal Executive Officer