Form 20-F
period 2022-12-31
ETAO International Co., Ltd.
filed 2023-09-01
CIK 1939696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________

For the transition period from _________to________

Commission file number 001-41629

ETAO International Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1460 Broadway, 14th Floor

New York, 10036, United States

(Address of principal executive offices)

Wensheng Liu

Chief Executive Officer

ETAO International Co., Ltd.

1460 Broadway, 14th Floor

New York, 10036, United States

Phone: +1(347) 306-5134

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	ETAO	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of August 28, 2023, the registrant had 102,445,851  ordinary shares outstanding, which was the only class of its registered securities outstanding as of that date.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

Aaliance” means Aaliance Insurance Brokers Co., Ltd.

“Biohelix” means Baihui (Beijing) Biotech Co., Ltd.

“Chainworks” means Chain Workshop (Beijing) Co., Ltd.

“Changsha Zhenghe” means Changsha Zhenghe Orthopedics Hospital Co., Ltd.

“Changxing” means Changxing Zhizhou Hospital Co., Ltd.

“Consolidating VIEs” or “Consoldiated VIEs” refers to Aaliance, Biohelix, Chainworks, Changxing, DNurse, DTalks, Giuyang, Kangning, Mengzhou, Qianhu, and 6D Dental.

“Code” means the Internal Revenue Code of 1986, as amended.

“DILE” means Beijing Dile Technology Co., Ltd.

“DNurse” means Beijing Dnurse Technology Co., Ltd., a PRC company and one of the eleven Consolidating VIEs.

“DNurse Cayman” means Dnurse Investment Co. Ltd.

“DTalks” means Zhichao Medical Technology (Hunan) Co., Ltd.

“ETAO,” “we,” “us,”, “company”, “our company,” or “our” refers to ETAO International Co., Ltd., its subsidiaries and its contractually controlled entities consolidated in the financial statements, including the Consolidated VIEs and their respective consolidated subsidiaries.

“ETAO China” refers to ETAO International Medical Technology Ltd.

“ETAO Global” means ETAO Global Holdings Ltd.

“ETAO Hong Kong” means ETAO International Group Co., Ltd.

“Guiyang” means Tianlun (Giuyang) Buyun Buyu Hospital Co., Ltd.

“Kangning” means Kang Ning (Heng Yang) Healthcare Management Co., Ltd.

“Mengzhou” means Civil Hospital (Mengzhou City) Co., Ltd.

“ETAO Ordinary Shares” means the ordinary shares of ETAO International Co., Ltd. a Cayman Islands exempted company.

“Subsidiaries” and “subsidiaries” shall refer to the subsidiaries of ETAO, including ETAO BVI, ETAO Hong Kong, ETAO Healthcare, Dnurse Cayman, Dnurse Holdings Co., Limited and DILE.

ii

“VIEs” refers to Aaliance, Biohelix, Chainworks, Changsha Zhenghe, Changxing, DNurse, DTalks, Giuyang, Kangning, Mengzhou, Qianhu, and 6D Dental.

“ETAO Healthcare” refers to ETAO International Healthcare Technology Co., Ltd.

“WFOEs” shall refer to both ETAO Healthcare and DILE collectively.

“6D Dental” means Hangzhou Six Dimension Dental Medical Technology Co. Ltd.

“Ordinary shares” refer to our ordinary shares, par value US$0.0001 per share

“China” or the “PRC” refers to the mainland of the People’s Republic of China, excluding, for the purpose of this annual report only and references to the specific laws and regulations, Hong Kong, Macau and Taiwan

“Renminbi” or “RMB” refers to the legal currency of China

“$,” “US$,” “dollar” or “U.S. dollar” refers to the legal currency of the United States

Our reporting and functional currency is U.S. dollar. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of related assets and liabilities of Renminbi into U.S. dollars were made at the rate of RMB6.8972 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2022, and all translations of related profit or loss and cash flow of Renminbi into U.S. dollars were made at the rate of RMB6.7290 to US$1.00, the exchange rate as set forth the annual average exchange rates for 2022 in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

iii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;

●	our prospects, our business development, the growth of our operations, and our financial condition and results of operations;

●	our plans to enhance customer experience, upgrade our blockchain technologies and expand our products and services;

●	our expectations regarding demand for and market acceptance of our blockchain-based services;

●	global competition in our industry; and

●	fluctuations in general economic and business conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations could later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry might not grow at the rate projected by market data, or at all. Failure of our industry to grow at the projected rate may have a material adverse effect on our business and the market price of our shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results could differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

iv

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2021 and 2022, and selected consolidated balance sheet data as of December 31, 2021 and 2022, have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data

For comparability, the following table summarizes Etao’s consolidated results of operations on a pro forma basis as if the acquisitions had occurred at the beginning of 2021 for the year ended December 31, 2021.

This information should be read together with Etao’s combined and consolidated financial statements and related notes included elsewhere in this registration statement. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	2022	2021 proforma	Variance	%

Revenue	58,060,025	68,247,522	(10,187,497)	-14.9%
Cost of revenue	(39,060,362)	(48,717,823)	9,657,461	-19.8%
Gross profit	18,999,662	19,529,699	(530,036)	-2.7%

Selling Expense	(7,570,575)	(6,403,120)	(1,167,455)	18.2%
General & Administrative expense	(746,446,216)	(17,898,946)	(728,547,269)	4070.3%
Research & Developing expense	(2,129,176)	(1,428,417)	(700,759)	49.1%
Operating loss	(737,146,304)	(6,200,785)	(730,945,520)	11788.0%

Other income/loss	(159,191,657)	(3,926,910)	(155,264,747)	3953.9%
Total loss	(896,337,961)	(10,127,695)	(886,210,267)	8750.4%

Continuing operation loss	(161,000,054)	(10,692,988)	(150,307,066)	1405.7%

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Risks Related to ETAO’s Business and Industry

ETAO’s limited operating history makes it difficult to predict ETAO’s future prospects, business and financial performance. For further detail, please see page 8.

ETAO may not be able to retain existing registered users and customers or continue to attract new users and/or customers at a level necessary to sustain or grow ETAO’s business. For further detail, please see page 9.

ETAO has incurred losses historically, and ETAO may continue to experience significant losses in the future. For further detail, please see page 9.

ETAO has recorded negative cash flows from operating activities historically and may experience significant cash outflows or has net current liabilities in the future. For further detail please see page 9.

ETAO’s key operational metrics and other estimates may not accurately measure ETAO’s operating performance. For further detail, please see page 10.

ETAO requires a significant amount of capital to fund its operations and growth. If ETAO cannot obtain sufficient capital on acceptable terms, its business, financial condition and prospects may be materially and adversely affected. For further detail, please see page 10.

ETAO’s expansion into new regions, markets and business areas may pose increased risks. For further detail, please see page 10.

ETAO faces vigorous competition. If ETAO is not able to compete effectively with others, ETAO’s business, financial condition and results of operations may be materially and adversely affected. For further detail, please see page 11.

ETAO’s success depends on the continuing efforts of its key management and capable personnel as well as its ability to recruit new talent. If ETAO fails to hire, retain or motivate ETAO’s staff, ETAO’s business may suffer. For further detail, please see page 11.

ETAO has engaged in transactions with related parties, and such transactions present potential conflicts of interest that could have an adverse effect on our business and results of operations. For further detail, please see page 11.

Growth of ETAO’s business will partially depend on the recognition of ETAO’s brand. Failure to maintain, protect and enhance ETAO’s brand would limit ETAO’s ability to expand or retain ETAO’s user base, which would materially and adversely affect ETAO’s business, financial condition and results of operations. For further detail, please see page 12.

If ETAO’s promotional and marketing plans are not effective, ETAO’s business and prospects may be negatively affected. For further detail, please see page 12.

ETAO faces risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt its operations. For further detail, please see page 13.

ETAO may not effectively identify, pursue and consummate strategic alliances, investments or acquisitions. For further detail, please see page 13.

Certain industry data and information in this 20-F were obtained from third-party sources and were not independently verified by ETAO. For further detail, please see page 13.

ETAO may not be able to adequately protect its intellectual property from unauthorized use by others. For further detail, please see page 14.

The proper functioning of ETAO’s technology is essential to ETAO’s business, and any difficulty experienced by such system would materially and adversely affect ETAO. For further detail, please see page 14.

ETAO’s business generates, processes and stores a large amount of data; the improper use or disclosure of such data by unauthorized persons could subject ETAO to significant reputational, financial, legal and operational consequences. For further detail, please see page 15.

The wide variety of payment methods that ETAO accepts subject ETAO to third-party payment processing-related risks. For further detail, please see page 15.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect ETAO’s business and ETAO’s financial condition. For further detail, please see page 16.

ETAO has limited insurance coverage for its operations. For further detail, please see page 16.

Risk Related to ETAO’s Corporate Structure

The laws of the Cayman Islands may not provide ETAO’s shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. For further detail, please see page 17.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders. For further detail, please see page 17.

ETAO relies on contractual arrangements with the VIEs and their shareholders for a large portion of ETAO’s business operations. These arrangements may not be as effective as direct ownership in providing operational control. Any failure by the VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on ETAO’s business. For further detail, please see page 17.

The shareholders of the VIEs may have actual or potential conflicts of interest with ETAO, which may materially and adversely affect ETAO’s business and financial condition. For further detail, please see page 18.

ETAO’s contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. For further detail, please see page 18.

Substantial uncertainties existing with the PRC foreign investment legal regime may have a significant impact on ETAO’s corporate structure and business operations. For further detail, please see page 19.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that ETAO or the VIEs owe additional taxes, which could negatively affect ETAO’s financial condition and the value of your investment. For further detail, please see page 19.

ETAO may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt its business, render us unable to conduct some or all of its business operations and constrain its growth. For further detail, please see page 20.

ETAO is subject to significant challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements. For further detail, please see page 20.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of the operations and financial condition. For further detail, please see page 21.

Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our common stock to significantly decline or become worthless. For further detail, please see page 21.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all. For further detail, please see page 23.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. Changes and uncertainty in PRC laws and interpretation may materially and adversely affect our business performance and impede the operations in China. For further detail, please see page 23.

Risks Related to our Intellectual Property and Potential Litigation

If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected. For further detail, please see page 23.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations. For further detail, please see page 25.

We have been and may in the future become subject to litigation or regulatory investigation, which could harm our business. For further detail, please see page 25.

Risks Related to Doing Business In China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on ETAO’s business and operations. For further detail, please see page 26.

Uncertainties with respect to the PRC legal system could adversely affect us, the rules and regulations in China can change quickly with little advance notice, the Chinese government may intervene or influence ETAO’s operations at any time, and such uncertainties materially and adversely affect our business and impede our ability to continue our operations in China and the value of your shares. For further detail, please see page 27.

Regulation and censorship of information disseminated over the internet in China may adversely affect ETAO’s business and reputation and subject MCAE to liability for information displayed on ETAO’s website. For further detail, please see page 27.

Fluctuations in exchange rates could have a material and adverse effect on ETAO’s results of operations and the value of your investment. For further detail, please see page 28.

Any lack of requisite approvals, licenses or permits applicable to ETAO’s business may have a material and adverse impact on ETAO’s business, financial condition and results of operations. For further detail, please see page 28.

ETAO’s operations depend on the performance of the mobile based systems, telecommunications networks and digital infrastructure in China. For further detail, please see page 29.

Governmental control of currency conversion and the ability to transfer cash may limit ETAO’s ability to utilize ETAO’s net revenue effectively and affect the value of your investment. For further detail, please see page 29.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject ETAO’s PRC resident beneficial owners or ETAO’s PRC subsidiaries to liability or penalties, limit ETAO’s ability to inject capital into ETAO’s PRC subsidiaries, limit ETAO’s PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us. For further detail, please see page 31.

ETAO faces uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. For further detail, please see page 32.

Certain PRC regulations may make it more difficult for ETAO to pursue growth through acquisitions. For further detail, please see page 33.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or ETAO to fines and other legal or administrative sanctions. For further detail, please see page 34.

ETAO may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws. For further detail, please see page 34.

ETAO’s employment practices may be adversely impacted under the labor contract law of the PRC. For further detail, please see page 35.

ETAO may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities. For further detail, please see page 35.

If ETAO is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to ETAO and its non-PRC shareholders. For further detail, please see page 35.

The newly enacted “Holding Foreign Companies Accountable Act” and proposed “Accelerating Holding Foreign Companies Accountable Act” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our common stock and if our auditors fail to permit the Public Company Accounting Oversight Board (“PCAOB”) to inspect the auditing firm, our common stock may be subject to delisting. For further detail, please see page 36.

Risks Related to Government Regulations

Recent Regulatory Developments. For further detail, please see page 37.

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business. For further detail, please see page 39.

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. For further detail, please see page 43.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from any Chinese authority to list our ordinary shares on a US stock exchange. However, if we were required to obtain any type of securities listing approval from the PRC government in the future and were denied such permission, we would not be able to continue listing on Nasdaq or offering securities to investors, and therefore our share price would significantly depreciate. For further detail, please see page 43.

In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on a US stock exchange, financial condition, results of operations, and the offering. For further detail, please see page 44.

The Holding Foreign Companies Accountable Act. For further detail, please see page 45.

Risks related to Healthcare Laws and Regulation

We depend substantially on the success of the clinical development of our medicines and drug candidates. If we are unable to successfully complete clinical development, obtain regulatory approvals and commercialize our medicines and drug candidates, or experience significant delays in doing so, our business will be materially harmed. For further detail, please see page 46.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. For further detail, please see page 46.

We have limited experience in launching and marketing our internally developed and in-licensed medicines. If we are unable to further develop marketing and sales capabilities or enter into agreements with third parties to market and sell our medicines, we may not be able to generate substantial product sales revenue. For further detail, please see page 46.

Risks Factors Relating to the Insurance Industry

Because Aaliance Insurance’s industry is heavily regulated, any material changes in the regulatory environment could change the competitive landscape of our industry or require Aaliance Insurance to change the way it does business. The administration, interpretation and enforcement of the laws and regulations currently applicable to Insurance Law of the People’s Republic of China” “Regulations on the Supervision of Insurance Brokers” could change rapidly. If we fail to comply with applicable laws and regulations, we may be subject to civil and criminal penalties or lose our privilege to conduct insurance business, which could materially and adversely affect our business and results of operations. For further detail, please see page 47.

If Aaliance Insurance’s largest insurance company partners terminate or change the material terms of their contracts, it would be difficult for Aaliance Insurance to replace the lost commissions, which could adversely affect its business and operating results. For further detail, please see page 47.

Because the commission revenue Aaliance Insurance earns on the sale of insurance products is based on premiums and commissions and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on the results of operation. For further detail, please see page 48.

Competition in the insurance industry is intense and, if Aaliance Insurance is unable to compete effectively, it may lose customers and its financial results may be negatively affected. For further detail, please see page 48.

Quarterly and annual variations in Aaliance Insurance’s commission and fee revenue may have unexpected impacts on its results of operations. For further detail, please see page 48.

If Aaliance Insurance’s contracts with insurance companies are terminated or changed, its business and operating results could be adversely affected. For further detail, please see page 48.

Risks Related to ETAO’s Business and Industry

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to ETAO, its subsidiaries and the eleven VIEs prior to the consummation of the Business Combination.

ETAO’s limited operating history makes it difficult to predict ETAO’s future prospects, business and financial performance.

ETAO formed on June 30, 2022 under the laws of the Cayman Islands. ETAO’s operating entities provide telemedicine, hospital care, primary care, pharmacy and health insurance covering all life stages of patients. ETAO’s short operating history may not serve as an adequate basis for evaluating ETAO’s prospects and future operating results, including ETAO’s key operating data, net revenue, cash flows and operating margins. In addition, the telehealth industry in China is at a relatively early stage of development and will continue to evolve. As a result, you may not be able to fully discern the market dynamics that ETAO is subject to and to assess ETAO’s business prospects.

ETAO has encountered, and may continue to encounter, risks, challenges and uncertainties frequently experienced by companies at an early stage, including those relating to ETAO’s ability to adapt to the industry, to create and maintain ETAO’s proposed comprehensive ecosystem of telemedicine, online insurance and pharmacy, biotech, and offline hospitals or specialty clinics. If ETAO is unable to successfully address these risks and uncertainties, ETAO’s business, financial condition and results of operations could be materially and adversely affected.

ETAO may not be able to retain existing registered users and customers or continue to attract new users and/or customers at a level necessary to sustain or grow ETAO’s business.

ETAO’s assets comprised of telemedicine and digital businesses constitute an important part of its net revenue, and ETAO depends on the enlargement of its user and customer base to build the ETAO ecosystem. Any failure to attract existing users or customers or bring new users or customers in adequate numbers or at adequate rates would materially and adversely affect ETAO’s business. To sustain ETAO’s growth, ETAO endeavors to retain ETAO’s existing members and continually add new customers to maintain or improve ETAO’s financial performance.

Because the telemedicine industry is relatively new and rapidly evolving, ETAO faces uncertainties and challenges in maintaining and growing its customer base. A significant number of ETAO’s existing and target customers consists of individuals who prefer cost-effective online medical care to expensive offline medical facilities. These members frequently have limited budgets and are more vulnerable to adverse economic conditions and unfavorable changes in the regulatory environment. If these users experience economic hardship, they may be unwilling or unable to use ETAO’s services, which would reduce demand for ETAO’s services, increase customer attrition and adversely affect ETAO’s business, financial condition and results of operations. In addition, ETAO may lose users or customers due to adverse changes in general economic conditions or the regulatory environment in the regions in which ETAO operates or the areas in which ETAO’s users and customers live and work.

Even if ETAO attracts new users and customers, these new users and customers may not maintain the same level of use of ETAO’s services and products For example, they may not use or continue to use app/services/hospitals.

ETAO has incurred losses historically, and ETAO may continue to experience significant losses in the future.

ETAO has incurred net losses since its inception in August 2020. For the years ended December 31, 2022 and 2021 ETAO incurred net loss 10.6 million and $896.7 million, respectively, ETAO expects that these costs and investments will [increase/decrease- described reason and purpose].   These expenditures may make it difficult for ETAO to achieve profitability, and ETAO cannot predict whether ETAO will achieve profitability in the near term or at all. Furthermore, the costs actually incurred could exceed its expectations, and the investments may be unsuccessful and therefore cannot generate adequate revenue and cash flow, if any at all.

ETAO has recorded negative cash flows from operating activities historically and may experience significant cash outflows or has net current liabilities in the future.

ETAO has experienced significant cash outflow from operating activities historically. ETAO had net cash used in operating activities of $0.3 million and net cash provided by operating activities $10.8 million for the years of 2021 and 2022, respectively. The cost of continuing operations could further reduce ETAO’s cash position, and an increase in ETAO’s net cash outflow from operating activities could adversely affect ETAO’s operations by reducing the amount of cash available for ETAO’s operations and business expansion.

Failure to generate positive cash flow from operations may adversely affect ETAO’s ability to raise capital for ETAO’s business on reasonable terms, if at all. It may also diminish the willingness of members or other parties to enter into transactions with ETAO, and have other adverse effects that harm ETAO’s long-term viability.

ETAO had net current liabilities of $38.5 and $34.4 million as of December 31, 2021, and December 31, 2022, respectively. Net current liabilities expose ETAO to liquidity risk. ETAO has satisfied its liquidity requirements primarily through equity financing activities and short-term/long-term borrowings. Such financing might not be available to ETAO in a timely manner or on terms that are acceptable, or at all.

ETAO’s business will require significant amount of working capital to support its growth. ETAO’s future liquidity and ability to make additional capital investments will depend primarily on its ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that ETAO will be able to renew existing bank facilities or obtain equity or other sources of financing.

ETAO’s key operational metrics and other estimates may not accurately measure ETAO’s operating performance.

ETAO continually reviews key operational metrics using established measures such as number of staff-to-patient ratio, room turnover rate, readmission rate, average length of stay, average patient wait time to measure its performance at its hospitals and clinics to make strategic decisions. These metrics are calculated using internal data and may not be indicative of ETAO’s future operating performance. While these numbers are based on what ETAO believes to be reasonable estimates for the applicable period of measurement, there are inherent challenges in doing so. For example, these metrics may be skewed by an uptick in COVID-19 cases where resources at medical institutions may be directed to treat COVID-19 cases, thereby decreasing patient demand and supply for non-COVID-19 related medical services (e.g., elective surgeries). If that were to occur, ETAO’s hospital and clinic operational metrics would not accurately reflect ETAO’s operating performance.

As well as ETAO builds out its virtualized services model, these metrics, established for an earlier generation of healthcare services, may not accurately measure the synergies and efficiencies created by the virtualized services. ETAO is currently developing more appropriate operational metrics for its ecosystem.

ETAO requires a significant amount of capital to fund its operations and growth. If ETAO cannot obtain sufficient capital on acceptable terms, its business, financial condition and prospects may be materially and adversely affected.

ETAO requires a significant amount of capital and resources for its operations and continued growth. ETAO expects to make significant investments in the expansion and operations, which may significantly increase ETAO’s net cash used in operating activities. ETAO’s sales and marketing expenses may also continue to increase in order to keep attracting members and to attract new members. In addition, ETAO invests heavily in its technology systems, which are essential to ETAO’s expansion and operations. It may take a long time to realize returns on such investments, if at all.

To date, ETAO has historically funded its cash requirements primarily through capital contributions from its shareholders and short-term or long-term borrowings. If these resources are insufficient to satisfy ETAO’s cash requirements, ETAO may seek to raise funds through additional equity offerings or debt financing or additional bank facilities. ETAO’s ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition and results of operations, general market conditions for financing activities by companies in its industry, and macro-economic and other conditions in China and globally. If ETAO cannot obtain sufficient capital on acceptable terms to meet its capital needs, ETAO may not be able to execute its growth strategies, and ETAO’s business, financial condition and prospects may be materially and adversely affected.

ETAO’s expansion into new regions, markets and business areas may pose increased risks.

ETAO also plans to expand operations in China and overseas markets. Additionally, in order to provide superior services to its users and customers, ETAO intends to grow via a buy and build model, whereby investments are made in our existing operating entities while simultaneously making opportunistic acquisitions in high-growth market segments This expansion will incur significant costs, and it inherently involves uncertainties and risks as ETAO may encounter unexpected issues or situations for which ETAO is unprepared.

As ETAO’s business expands into new regions, ETAO plans to invest substantial resources and may face new operational risks and challenges associated with the business, economic and regulatory environment with which ETAO is not familiar. ETAO will be required, among other things, to understand and comply with the local regulations, to partner with local businesses or individuals, to hire, train, manage and retain local workforce, and to cope with members or potential members who have different preferences. Additionally, in launching in a new region, ETAO needs to negotiate satisfactory terms with local parties, to adapt the design and features of ETAO’s digital assets and services to accommodate local conventions, and to adjust ETAO’s pricing and marketing approaches as per factors such as local rental prices. All these adjustments ETAO makes may be ineffective and adversely affect ETAO’s business. For example, for the years of 2020 and 2021, ETAO recorded impairment loss on long-lived assets respectively. ETAO’s strategy of overseas expansion will further subject it, for instance, to different cultural norms and business practice, risks relating to fluctuations in currency exchange rates, and unpredictable disruptions as a result of security threats or political or social unrest and economic instability.

ETAO faces vigorous competition. If ETAO is not able to compete effectively with others, ETAO’s business, financial condition and results of operations may be materially and adversely affected.

The Chinese digital healthcare space is still in a relatively early stage of development with numerous opportunities. If new companies launch competing solutions in the markets in which ETAO operates, ETAO may face increased competition for members. ETAO’s existing competitors include global players, up-and-coming local companies and traditional workspace operators such as Teladoc Health, Waterdrop, Inc., and Hygeia. Some of ETAO’s competitors may have more resources, operate in more jurisdictions and be able to provide a better member experience at a more competitive price. ETAO may face heightened competition under certain operation models. For example, ETAO’s competitor may charge lower fees and ETAO may lose the client due to pricing or be forced to lower its fees. Further our competitors may have better developed technology and relationships with insurance companies. ETAO’s inability to compete effectively in securing new or repeat businesses could hinder its growth or adversely impact its operating results.

In addition, some of the services ETAO provides or plans to provide are served by companies established in their markets. Failure to compete in such services markets could damage ETAO’s ability to cultivate the vibrant community ETAO seeks to build.

ETAO’s success depends on the continuing efforts of its key management and capable personnel as well as its ability to recruit new talent. If ETAO fails to hire, retain or motivate ETAO’s staff, ETAO’s business may suffer.

ETAO’s future success depends in a large part on the continued service of ETAO’s key management. If ETAO loses the services of any member of ETAO’s key management, ETAO may not be able to hire suitable or qualified replacements, and may incur additional expenses to recruit and train new staff which could severely disrupt ETAO’s business and growth. If any member of ETAO’s key management joins a competitor or forms a competing business, ETAO may lose customers, know-how and key professionals and staff members.

ETAO’s rapid growth also requires it to continually hire, train, and retain a wide range of personnel that can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing, innovate new products and service offerings, and develop technological capabilities. ETAO may need to offer attractive compensation and other benefits package, including share-based compensation, to attract and retain them. ETAO also needs to provide ETAO’s employees with sufficient training to help them realize their career development and grow with ETAO. Any failure to attract, train, retain or motivate experienced and capable personnel could severely disrupt ETAO’s business and growth.

ETAO has engaged in transactions with related parties, and such transactions present potential conflicts of interest that could have an adverse effect on our business and results of operations.

ETAO has entered into a number of other transactions with related parties. See “CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS” for more details. ETAO may in the future enter into additional transactions with its related parties. Interests of these related parties may not necessarily be aligned with ETAO’s interests and the interests of its other shareholders. For example, conflicts of interest may arise in connection with decisions regarding the transaction arrangements which may be less favorable to ETAO than similar arrangements negotiated with unaffiliated third parties. Conflicts of interest may also arise in connection with the exercise of contractual remedies, such as the treatment of events of default. As a result, those related party transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations.

Growth of ETAO’s business will partially depend on the recognition of ETAO’s brand. Failure to maintain, protect and enhance ETAO’s brand would limit ETAO’s ability to expand or retain ETAO’s user base, which would materially and adversely affect ETAO’s business, financial condition and results of operations.

ETAO believes that recognition of ETAO’s brand among ETAO’s members and business partners has helped in managing ETAO’s member acquisition costs and contributed to the growth and success of ETAO’s business. Accordingly, maintaining, protecting and enhancing the recognition of ETAO’s brand is critical to ETAO’s business and market position. Maintaining, protecting and enhancing ETAO’s brand depends on several factors, including, ETAO’s ability to:

●	maintain the quality and attractiveness of the services and technology ETAO offers;

●	maintain relationships with hospitals and insurance companies;

●	increase brand awareness through marketing and brand promotion activities;

●	comply with relevant laws and regulations;

●	compete effectively against existing and future competitors; and

●	preserve ETAO’s reputation and goodwill generally and in the event of any negative publicity on ETAO’s services and data security, or other issues affecting us, and China’s digital healthcare industry in general.

A public perception that ETAO, or other industry participants do not provide satisfactory services, even if factually incorrect or based on isolated incidents, could damage ETAO’s reputation, diminish the value of ETAO’s brand, undermine the trust and credibility ETAO has established and have a negative impact on ETAO’s ability to attract and retain members, and ETAO’s business, financial condition and results of operations may be materially and adversely affected.

If ETAO’s promotional and marketing plans are not effective, ETAO’s business and prospects may be negatively affected.

ETAO has invested and anticipates to continue investing in sales and marketing activities to promote its brand and to deepen its relationships with patients. ETAO also pays for online advertisements to platforms to sustain its exposure and publicity. In addition, ETAO uses search engine Baidu and social media platforms such as WeChat video, WeChat live broadcast, TikTok video, and Kuaishou video to attract customers. To foster the member base, ETAO may offer discounts or other incentives, which incur costs and might not be effective for obtaining new users.

Moreover, ETAO’s sales and marketing activities may not be well received by its existing users, and may not attract new ones as anticipated. The evolving marketing landscape may require ETAO to experiment with new marketing methods to keep pace with industry trends and members’ preferences. Failure to refine ETAO’s existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce the number of members, occupancy rate and market share. ETAO also relies on a number of agencies, business partners and its own business development team to attract new members and thus enlarge its member base. Any disruption of ETAO’s relationship with these intermediaries could harm ETAO’s abilities to promote business. Therefore, there is no assurance that ETAO will be able to recover the costs of its sales and marketing activities or that these activities will be effective in attracting new members and retaining existing ones.

ETAO faces risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt its operations.

China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic or pandemic diseases, and any similar event could materially impact ETAO’s business in the future. If a disaster or other disruption were to occur in the future that affects the regions where ETAO operates its business, ETAO’s operations could be materially and adversely affected due to loss of personnel and damage to property. Even if ETAO is not directly affected, such a disaster or disruption could affect the operations or financial condition of ETAO’s ecosystem participants, which could harm ETAO’s results of operations.

In addition, ETAO’s business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, infections have been reported globally. The World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” on January 30, 2020 and then characterized it as a pandemic on March 11, 2020. With an aim to contain the COVID-19 outbreak, the PRC government imposed various strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises, and postponed resumption of business operations. While it is unknown how long these conditions will last and what the complete financial effect will be to ETAO, ETAO is closely monitoring the impact of COVID-19 on it. ETAO’s business, results of operations, financial conditions and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general.   The restrictions from the COVID-19 pandemic, have in fact, been lifted, however.

ETAO may not effectively identify, pursue and consummate strategic alliances, investments or acquisitions.

ETAO may from time to time engage in evaluations of, and discussions with, possible acquisitions, investments or alliance candidates. ETAO cannot guarantee that it may be able to identify suitable strategic alliances, investment or acquisition opportunities. Even when ETAO identifies an appropriate acquisition or investment target, it may not be able to negotiate the terms of the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into its existing business and operations. Furthermore, as ETAO has limited control over the companies in which it only has minority stake, it cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Non-compliance of regulatory requirements by ETAO’s acquisition targets may cause substantial harm to ETAO’s reputations and the value of ETAO’s investment. In addition, there may be particular complexities, regulatory or otherwise, associated with ETAO’s expansion into new markets. ETAO’s strategies may not be successfully implemented beyond the current markets. If ETAO is unable to effectively address these challenges, its ability to execute acquisitions as a component of its long-term strategy will be impaired, which could have an adverse effect on its growth.

Certain industry data and information in this 20-F were obtained from third-party sources and were not independently verified by ETAO.

This 20-F contains certain industry data and information obtained from third-party sources. ETAO has not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The telehealth industry may not grow at the rates projected by market data, or at all. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of digital healthcare industry against the projected rates may have material and adverse effects on ETAO’s business.

ETAO may not be able to adequately protect its intellectual property from unauthorized use by others.

ETAO’s trademarks and other intellectual properties are critical to its business. Any of ETAO’s intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. There can be no assurance that (i) ETAO’s pending applications for intellectual property rights will be approved, (ii) all of ETAO’s intellectual property rights will be adequately protected, or (iii) ETAO’s intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Third parties may also take the position that ETAO is infringing their rights, and ETAO may not be successful in defending these claims. Additionally, ETAO may not be able to enforce and defend its proprietary rights or prevent infringement or misappropriation, without substantial expense to ETAO and a significant diversion of management time and attention from business strategy.

To protect ETAO’s trademarks and other proprietary rights, ETAO relies on and expects to continue to rely on a combination of protective agreements with its team members and third parties (including local or other strategic partners it may do business with), physical and electronic security measures, and trademark, copyright, patent and trade secret protection laws. If the measures ETAO has taken to protect its proprietary rights are inadequate to prevent the use or misappropriation by third parties or such rights are diminished due to successful challenges, the value of ETAO’s brand and other intangible assets may be diminished and ETAO’s ability to attract and retain members may be adversely affected.

The proper functioning of ETAO’s technology is essential to ETAO’s business, and any difficulty experienced by such system would materially and adversely affect ETAO.

ETAO uses a combination of proprietary technology and technology provided by its third-party service providers to support its business and its member experience.

ETAO’s products and services may not continue to be supported by third-party service providers on commercially reasonable terms or at all. Moreover, ETAO may be subject to claims by third parties who maintain that ETAO’s service providers’ technology infringes the third party’s intellectual property rights. Although ETAO’s agreements with its third-party service providers often contain indemnities in ETAO’s favor with respect to these eventualities, ETAO may not be indemnified for these claims or ETAO may not be successful in obtaining indemnification to which ETAO is entitled.

To the extent that the technologies and systems that ETAO uses to manage the daily operations of ETAO’s business or that ETAO makes available to its members malfunction, ETAO’s ability to operate its business, retain existing members and attract new users may be impaired. ETAO may not be able to attract and retain sufficiently skilled and experienced professionals to operate and maintain these technologies and systems, and ETAO’s current product and service offerings may not continue to be, and new product and service offerings may not be, supported by the applicable third-party service providers on commercially reasonable terms or at all. Also, any harm to ETAO’s members’ personal computers or other devices caused by ETAO’s software, such as ETAO’s apps, or other sources of harm, such as hackers or computer viruses, could have an adverse effect on the member experience and ETAO’s reputation.

ETAO needs to invest heavily on its technology in order to sustain or grow ETAO’s business, and the uncertainties associated with the evolving customer needs and emerging industry standards create risks with respect to such investment. On one hand, ETAO’s ongoing investment in technology may not generate the expected level of returns; on the other hand, failure on ETAO’s part to adopt new technologies to adapt to such changing environment may materially and adversely impact ETAO’s business.

ETAO’s business generates, processes and stores a large amount of data; the improper use or disclosure of such data by unauthorized persons could subject ETAO to significant reputational, financial, legal and operational consequences.

ETAO generates significant amount of proprietary, sensitive and otherwise confidential information relating to its business and operations. ETAO collects and stores these personal data regarding its users, including user names and billing data in its system. The collection, protection and use of personal data are governed by privacy laws and regulations enacted in PRC and other jurisdictions around the world. These laws and regulations continue to evolve and on occasion may be inconsistent from one jurisdiction to another. Compliance with applicable privacy laws and regulations may lead to increases in ETAO’s operating costs and adversely impact ETAO’s ability to conduct ETAO’s business and market ETAO’s products and services to ETAO’s users and potential members. Any failure or perceived failure on ETAO’s part or ETAO’s third-party service providers to comply with applicable privacy laws, privacy policies or privacy-related contractual obligations may result in governmental enforcement actions, fines, litigation, other claims and adverse publicity.

Similar to other companies, ETAO’s information technology systems face the threat of cyber-attacks, such as security breaches, phishing scams, malware and denial-of-service attacks. ETAO’s systems or the systems of third-parties that ETAO relies upon could experience unauthorized intrusions or inadvertent data breaches, which could result in the exposure or erosion of ETAO’s proprietary information and/or members’ data. This data is maintained on ETAO’s own systems as well as the systems of third-party service providers.

As methods used to obtain unauthorized access to systems or sabotage systems change frequently and may not be known until launched against ETAO or the third parties ETAO relies on, ETAO and its partners may be unable to anticipate these attacks or implement adequate preventative measures. In addition, any party who is able to illegally obtain identification and password credentials could potentially gain unauthorized access to ETAO’s systems or the systems of third parties ETAO relies on. If any such event occurs, ETAO may have to spend significant capital and other resources to mitigate the impact of the event and to develop and implement protection to prevent such future events of that nature from occurring. From time to time, employees make mistakes with respect to security policies that are not always immediately detected by compliance policies and procedures. These can include errors in software implementation or a failure to follow protocols and patch systems. Employee errors, even if promptly discovered and remediated, may disrupt operations or result in unauthorized disclosure of confidential information.

If a cybersecurity incident occurs, or is perceived to occur, ETAO may be the subject of negative publicity and the perception of the effectiveness of ETAO’s security measures and ETAO’s reputation may be harmed, which could damage ETAO’s relationships and result in the loss of existing or potential members. In addition, even if there is no compromise of member information, ETAO could incur significant fines or lose the opportunity to support electronic payments from members, which would limit the full effectiveness and efficiency of ETAO’s payment processing.

The wide variety of payment methods that ETAO accepts subject ETAO to third-party payment processing-related risks.

ETAO accepts a variety of payment methods including Alipay and WeChat pay through third-party payment processors. ETAO pays these payment processors varying service fees, which may increase over time and raise ETAO’s operating costs. ETAO may also be subject to fraud, security breaches and other illegal activities in connection with the various payment methods ETAO offers.

In addition, ETAO is subject to various rules, regulations and requirements, regulatory or otherwise, governing payment processing, which could change or be reinterpreted to make it difficult or impossible for ETAO to comply with. For example, according to Announcement No.10 (2018) of the People’s Bank of China — Announcement on Cracking down on the Act of Refusing to Accept Cash Payment issued in July 2018, or Announcement No.10, companies that refuse to accept cash payment should rectify such non-compliance.

According to People’s Bank of China’s interpretation of Announcement No.10, e-commerce platforms, unattended sales, self-service, and online government affairs, which provide goods and services and perform legal duties in a networked and cashier-less manner and do not meet the conditions for accepting cash, can use non-cash payment tools if all the involved parties reach consensus. ETAO believes that its cashier-less operation is in compliance with Announcement No. 10. However, ETAO cannot assure you that the relevant governmental authorities will have the same interpretation. If ETAO fails to comply with these rules or requirements, ETAO may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, and ETAO’s business, financial condition and results of operations could be materially and adversely affected.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect ETAO’s business and ETAO’s financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Russia, Syria and North Korea. There have also been concerns on regional instability and tension, as well as the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. For example, a growing trade dispute between the United States and China could adversely impact demand for ETAO’s agile office spaces and services, ETAO’s costs, ETAO’s users, suppliers and business partners and China’s economy, which could materially and adversely affect ETAO’s business, operating results and financial condition. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect ETAO’s business, results of operations and financial condition.

ETAO has limited insurance coverage for its operations.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. Although ETAO’s entities have purchased insurance including commercial insurance and fixed asset vehicle insurance, those insurances might not be able to cover all risks. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect its results of operations and financial condition.

Risk Related to ETAO’s Corporate Structure

The laws of the Cayman Islands may not provide ETAO’s shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

ETAO a company incorporated under the laws of the Cayman Islands with limited liability. ETAO’s corporate affairs are governed by its amended and restated memorandum and articles of association, by the Companies Act As Revised of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against ETAO’s directors, actions by minority shareholders and the fiduciary responsibilities of ETAO’s directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of ETAO’s shareholders and the fiduciary responsibilities of ETAO’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like ETAO have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. ETAO’s directors have discretion under our articles of association to determine whether or not, and under what conditions, ETAO’s corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. ETAO’s articles of association [allow our shareholders holding shares representing in aggregate not less than 51% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

ETAO relies on contractual arrangements with the VIEs and their shareholders for a large portion of ETAO’s business operations. These arrangements may not be as effective as direct ownership in providing operational control. Any failure by the VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on ETAO’s business.

ETAO has relied and expects to continue relying on contractual arrangements with the VIEs and their shareholders to operate its business in China. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of ETAO’s net revenue for the years of 2021 and 2022.

These contractual arrangements do not give us an equity interest in the VIEs and may not be as effective as direct ownership in providing ETAO with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with ETAO by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to ETAO’s interests. If ETAO had direct ownership of the VIEs, ETAO would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. The shareholders of the Consolidating VIEs may not act in the best interests of ETAO or may not perform their obligations under these contracts. Such risks exist throughout the period in which ETAO intends to operate certain portions of its business through the contractual arrangements with the VIEs. As a result, ETAO faces increased risk that these shareholders may breach the VIE contracts or take other actions that are detrimental to ETAO’s interests.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, ETAO may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to ETAO or ETAO’s designee if ETAO exercises the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward ETAO, then ETAO may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIEs, ETAO’s ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If ETAO suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, ETAO’s ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on its business, operations and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with ETAO, which may materially and adversely affect ETAO’s business and financial condition.

As of the date of this proxy statement/prospectus, ETAO is not aware of any conflicts between the shareholders of the VIEs and ETAO. However, the shareholders of the VIEs may have actual or potential conflicts of interest with ETAO in the future. As what is in the best interests of VIEs, including matters such as whether to distribute dividends or to make other distributions to fund ETAO’s offshore requirement to the extent that such funding is permitted under PRC laws, may not be in ETAO’s best interests. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements ETAO has with them and the VIEs, which would have a material and adverse effect on ETAO’s ability to receive economic benefits from the VIEs. For example, the shareholders may be able to cause ETAO’s agreements with the VIEs to be performed in a manner adverse to ETAO by, among other things, failing to remit payments due under the contractual arrangements to ETAO on a timely basis. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in ETAO’s best interests or that any conflicts of interest will be resolved in ETAO’s favor. In addition, these shareholders may breach or cause VIEs to breach or refuse to renew the existing contractual arrangements with ETAO. ETAO cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of ETAO or such conflicts will be resolved in ETAO’s favor. Currently, ETAO does not have any arrangements to address potential conflicts of interest between these shareholders and ETAO. If ETAO cannot resolve any conflict of interest or dispute between us and these shareholders, ETAO have to rely on legal proceedings, which could result in disruption of ETAO’s business and subject ETAO to substantial uncertainty as to the outcome of any such legal proceedings. As a result, in the event that the shareholders of VIEs do not comply with their obligations under the contractual arrangements, ETAO may not be able to enforce its rights, in which event ETAO may not be able to include the VIE’s financial statements with its own.

ETAO’s contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit ETAO’s ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration or judgement should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event ETAO is unable to enforce these contractual arrangements, or if ETAO suffers significant delays or other obstacles in the process of enforcing these contractual arrangements, ETAO may not be able to exert effective control over the VIEs, and ETAO’s ability to conduct its business may be negatively affected.

Substantial uncertainties existing with the PRC foreign investment legal regime may have a significant impact on ETAO’s corporate structure and business operations.

On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and become the legal foundation for foreign investment in the PRC. Meanwhile, the Implementation Regulation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law stipulates three forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment.

For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, and then whether ETAO’s contractual arrangement will be recognized as foreign investment, whether ETAO’s contractual arrangement will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangement will be handled are uncertain. In addition, on December 24, 2021, the CSRC, together with other relevant government authorities in China, promulgated the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively, the “Drafts for Comments”), which, among others, require certain companies to fulfill a filing procedure in respect of their offering and listing on overseas stock markets if such companies satisfy the criteria set forth in the Drafts for Comments. If the CSRC or other relevant PRC government authorities subsequently determine that prior CSRC approval, filing or other procedures is required, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Therefore, there is no guarantee that ETAO’s contractual arrangement and the business of Consolidated Affiliated Entities will not be materially and adversely affected in the future. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council, ETAO may face substantial uncertainties as to whether it can complete such actions. Failure to do so could materially and adversely affect ETAO’s current corporate structure and operations.

In the extreme case-scenario, ETAO may be required to unwind the contractual arrangement and/or dispose of the VIEs or their subsidiaries, which could have a material and adverse effect on ETAO’s business, financial conditions and result of operations.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that ETAO or the VIEs owe additional taxes, which could negatively affect ETAO’s financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. ETAO could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing ETAO’s PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. ETAO’s financial position could be materially and adversely affected if the tax liabilities of the VIEs increase or if they are required to pay late payment fees and other penalties.

ETAO may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt its business, render us unable to conduct some or all of its business operations and constrain its growth.

VIEs hold substantially all of ETAO’s licenses, approvals and assets. ETAO relies on contractual arrangements with the VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that it needs or may need in the future as its business continues to expand, such as the internet content provider license, or the ICP license held by the VIEs.

The contractual arrangements contain terms that specifically obligate the VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without ETAO’s consent, ETAO may be unable to conduct some or all of ETAO’s business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on ETAO’s business, financial condition and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering ETAO’s ability to operate its business as well as constrain its growth.

ETAO is subject to significant challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements.

Because ETAO does not hold equity interests in the VIEs, ETAO is subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations, including but not limited to regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangement with the VIEs. ETAO is also subject to the risks of the uncertainty that the PRC government could disallow the VIE structure or the Chinese regulations could change or interpret the contractual arrangements differently in the future, which would likely result in a material change in ETAO’s operations, or a complete hindrance of ETAO’s ability to offer or continue to offer its securities to investors, and the value of ETAO’s securities may depreciate significantly or become worthless. The Chinese government may exert substantial influence and control over the manner in which we must conduct our business activities. Any action by the Chinese government to exert more oversight and control over offerings that are conducted overseas or include foreign investment in China-based issuers could significantly limit or completely hinder the Combined Company’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless. The VIE Arrangements are less effective than direct ownership due to the inherent risks of the VIE structure and ETAO may have difficulty in enforcing any rights ETAO may have under the VIE Agreements in the PRC because all of the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration or court in the PRC, where the legal environment is uncertain and not as developed as in the United States, and where the Chinese government has significant oversight and discretion over the conduct of ETAO’s business and may intervene or influence ETAO’s operations at any time with little advance notice, which could result in a material change in the operations and/or the value of your shares. Furthermore, these VIE Agreements may not be enforceable in China if the PRC authorities or courts take a view that such VIE Agreements contravene with the PRC laws and regulations or are otherwise not enforceable for public policy reasons. Also, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any record holder of equity interest in VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In the event ETAO is unable to enforce these VIE Agreements, or if ETAO suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, ETAO may not be able to exert effective control over the VIEs and ETAO’s ability to conduct its business may be materially and adversely affected.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of the operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Any action by the Chinese government to exert more oversight and control over offerings that are conducted overseas or include foreign investment in China-based issuers could significantly limit or completely hinder the Combined Company’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our common stock to significantly decline or become worthless.

The Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations in China and/or the value of our Ordinary Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer Securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including adopting new measures to impose filing requirements on China-based companies for their initial public offerings or listings in overseas stock markets and extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On December 24, 2021, China Securities Regulatory Commission or the CSRC, as defined above, issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the “Draft Rules Regarding Overseas Listings”, which were published for public comments until January 23,2022. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. The Draft Rules Regarding Overseas Listings, if enacted, may subject ETAO its subsidiaries, the VIE or the VIE’s subsidiaries to additional compliance requirements in the future.

As of the date of this prospectus, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to obtain permission from the government of China as of U.S. offerings. While the final version of the Draft Rules Regarding Overseas Listings may be adopted in the near future, we do not believe that anything relating to clearly prohibiting overseas offering and listings would apply to us. In the event that we become subject to the compliance requirements, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. Any failure of us or the Subsidiaries to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing and implementing a number of economic reforms for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because we are a group of private companies, we rely upon the governmental policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the stability of our business operations in general. We cannot assure you that the PRC government will continue the policies in favor of a market-oriented economy or that existing policies favorable to us will not be significantly altered, especially in the event of a change of administration, social or political disruption.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. Changes and uncertainty in PRC laws and interpretation may materially and adversely affect our business performance and impede the operations in China.

There are substantial uncertainties regarding the interpretation and enforcement of PRC laws and regulations including, but not limited to, the laws and regulations governing our insurance agent business. The laws and regulations over Chinese insurance intermediaries are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations and amendments to existing laws and regulations, may adversely affect our business operations. New laws and regulations may also have retroactive effects on the operations in certain circumstances. We cannot predict what effect the new PRC laws and regulations and new interpretation of existing PRC laws or regulations may have on our business.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

Risks Related to our Intellectual Property and Potential Litigation

If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected.

Our business depends on internally developed technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of registered and unregistered rights, including patents and registered trademarks, as well as trade-secret and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally developed technology and content, as well as our brand. We may, over time, increase our investment in protecting our intellectual property through additional patent, trademark and other intellectual property filings. Effective patent, trade-secret, copyright and trademark protection is expensive and time-consuming to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights.

These measures, however, may not be sufficient to offer us meaningful protection. Much of our technology and software is maintained as trade secret and not protected by patents. Our employees, consultants and other parties (including independent contractors and companies with which we conduct business) may unintentionally or willfully disclose our trade secret information or technology to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information, technology or content is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information.

We rely, in part, on non-disclosure, confidentiality and assignment-of-invention agreements (or equivalent contractual provisions) with our employees, independent contractors, consultants and companies with which we conduct business to protect our trade secrets, know-how and other intellectual property and internally developed information. These agreements may not be self-executing (i.e., they may require further legislative or judicial action before they can take effect or become enforceable), or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access, whether authorized or unauthorized, to our trade secrets, know-how and other internally developed information. If we are unable to protect our intellectual property and other IP and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and/or licensing costs that we have incurred.

Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated. Any of our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties or otherwise misappropriated. In addition, our intellectual property rights may not be sufficient to provide us with freedom to operate or technology that will permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm. Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we may seek to analyze our competitors’ services, and may in the future seek to enforce our intellectual property against potential infringement. However, the steps we have taken to protect our intellectual property may not be adequate to prevent infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property. Any inability to meaningfully protect or assert our intellectual property rights could result in harm to our ability to compete and reduce demand for our technology.

Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Uncertainty may result from changes to intellectual property legislation and from interpretations of intellectual property laws by applicable courts and agencies in any of the jurisdictions in which we operate. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to develop and commercialize our services and use our internally developed technology without infringing the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the market for digital healthcare, both in the United States and globally, expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our technology of which we are not aware or that we must challenge to continue the operations as currently contemplated. Whether merited or not, we may face allegations that we, our customers or other parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. We may not be able to successfully settle or otherwise resolve such adversarial proceedings or litigation. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or to continue claims, regardless of whether such claims have merit. This can be time-consuming, divert management’s attention and financial resources and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected services (which may cause us to breach contractual obligations).

If we require a third party license, it may not be available, either on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights relating to our products, services or solutions. We may also have to redesign our products, services or solutions so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology at all, license the technology on reasonable terms or obtain similar technology from another source, our revenue and earnings could be adversely impacted. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any claims from third parties asserting infringement of their intellectual property rights.

Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue the operations. Assertions by third parties that we infringe or otherwise violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

We have been and may in the future become subject to litigation or regulatory investigation, which could harm our business.

Our business entails the risk of liability claims against us, and we have been and may in the future become subject to litigation. Claims against us may be asserted by or on behalf of a variety of parties, including our customers, our members, vendors of our customers, government agencies, our current or former employees, our shareholders, or the entities in which we invest and/or their shareholders. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, covered by adequate insurance. Although we carry public liability and product liability insurance, as well as medical malpractice insurance in amounts that we believe are appropriate considering the risks attendant to our business, successful claims could result in substantial damage awards that exceed the limits of our insurance coverage.

In addition, any determination that we are acting in the capacity of a healthcare provider, or exercising undue influence or control over a healthcare provider, or any adverse determination by a data privacy authority in respect of our users’ data, may subject us to claims not covered by our insurance coverage, or could result in significant sanctions against us and our clinicians, additional compliance requirements, expense, and liability to us. In addition, insurance coverage is expensive and insurance premiums may increase significantly in the future, particularly as we expand our solutions.

As a result, adequate coverage may not be available to us or to our providers in the future at acceptable costs or at all. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of some of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby harming our business and per share trading price of our ordinary shares.

For example, fines or assessments could be levied against us under domestic or foreign data privacy laws (such as HIPAA, the GDPR, or under authority of privacy enforcing governmental entities such as the Federal Trade Commission (“FTC”), or the HHS) or as a result of private actions, such as class actions based on data breaches or based on private rights of action Additionally, a successful product liability, warranty, or other similar claim against us could have an adverse effect on our business, operating results, and financial condition. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured and adversely impact our ability to attract directors and officers.

Risks Related to Doing Business In China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on ETAO’s business and operations.

Substantially all of ETAO’s assets and operations are located in China. Accordingly, ETAO’s business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, foreign exchange control and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect ETAO’s business and operating results, leading to a reduction in demand for ETAO’s services and adversely affect ETAO’s competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, ETAO’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect ETAO’s business and operating results. In addition, many of ETAO’s users are concentrated in major metropolitan areas, therefore an economic downturn in any of these areas may materially and adversely affect ETAO’s business.

Uncertainties with respect to the PRC legal system could adversely affect us, the rules and regulations in China can change quickly with little advance notice, the Chinese government may intervene or influence ETAO’s operations at any time, and such uncertainties materially and adversely affect our business and impede our ability to continue our operations in China and the value of your shares.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection ETAO enjoys. These uncertainties may affect ETAO’s judgment on the relevance of legal requirements and ETAO’s ability to enforce its contractual rights or tort claims.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. The Chinese government may intervene or influence ETAO’s business operations at any time with little or no advance notice. As a result, ETAO may not be aware of its violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

There are substantial uncertainties regarding the interpretation and enforcement of PRC laws and regulations including, but not limited to, the laws and regulations governing our business operations. The laws and regulations over our business operations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations and amendments to existing laws and regulations, may adversely affect our business operations. New laws and regulations may also have retroactive effects on our operations in certain circumstances. We cannot predict what effect the new PRC laws and regulations and new interpretation of existing PRC laws or regulations may have on our business. The Chinese government has significant oversight and discretion over the conduct of ETAO’s business and may intervene or influence ETAO’s operations at any time with little advance notice, which could result in a material change in the operations and/or the value of your shares.

Regulation and censorship of information disseminated over the internet in China may adversely affect ETAO’s business and reputation and subject MCAE to liability for information displayed on ETAO’s website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites or other internet platforms. The website or platform operator may also be held liable for such censored information displayed on or linked to the websites or platforms. If ETAO’s website or internet platform is found to be in violation of any such requirements, ETAO may be penalized by relevant authorities, and ETAO’s operations or reputation could be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on ETAO’s results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar. In 2019, the RMB has continued to depreciate against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and ETAO cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

A significant majority of ETAO’s net revenue and costs are denominated in Renminbi. ETAO is a holding company and ETAO relies on dividends paid by its subsidiaries in China for its cash needs. Any significant revaluation of Renminbi may materially and adversely affect ETAO’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable in U.S. dollars. To the extent that ETAO needs to convert U.S. dollars ETAO receive from the Business Combination, into Renminbi for ETAO’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount ETAO would receive. Conversely, if ETAO decides to convert ETAO’s Renminbi into U.S. dollars for the purpose of making payments for dividends on ETAO’s ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Any lack of requisite approvals, licenses or permits applicable to ETAO’s business may have a material and adverse impact on ETAO’s business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which ETAO operates, ETAO or the VIEs are required to maintain various approvals, licenses and permits to operate ETAO’s business including business licenses, medical institutions practicing license, medical device distribution permit, medical device production license, telecommunications business permit, the qualification certificate for internet drug information services, radiological diagnosis permit, insurance brokerage business permit etc. over our hospitals /specialty clinics operations and insurance business. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

If ETAO or the VIEs fail to obtain the necessary licenses, permits and approvals, ETAO or the VIEs may be subject to fines, confiscation of revenues generated from incompliance operations or the suspension of relevant operations. ETAO may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact its brand. ETAO may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new spaces or new service offerings. If ETAO fails to obtain the material licenses, ETAO’s expansion plan may be delayed. In addition, there can be no assurance that ETAO will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for its existing business operations upon their expiration in a timely manner or at all, which could adversely affect ETAO’s business operations.

ETAO’s operations depend on the performance of the mobile based systems, telecommunications networks and digital infrastructure in China.

ETAO’s operations rely heavily on mobile based systems, telecommunications networks and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, ETAO primarily relies on a limited number of telecommunication service providers to provide ETAO with data communications capacity through local telecommunications lines and internet data centers to host ETAO’s servers. ETAO has limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of ETAO’s business, ETAO may be required to upgrade ETAO’s technology and infrastructure to keep up with the increasing traffic on ETAO’s apps. ETAO cannot assure you that the digital infrastructure and the telecommunications networks in China will be able to support the demands associated with the continued growth in digital usage.

In addition, ETAO has no control over the costs of the services provided by telecommunication service providers. If the prices ETAO pays for telecommunications and digital services rise significantly, ETAO’s results of operations may be materially and adversely affected. Furthermore, if data access fees or other charges to mobile members increase, ETAO’s member traffic may decline and ETAO’s business may be harmed.

Governmental control of currency conversion and the ability to transfer cash may limit ETAO’s ability to utilize ETAO’s net revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. ETAO receives substantially all of ETAO’s net revenue in Renminbi. Under ETAO’s current corporate structure, ETAO, as a Cayman Islands company, primarily relies on dividend payments to fund any cash and financing requirements ETAO may have.

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between ETAO, ETAO Healthcare, the VIEs, or investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, unless by complying with certain procedural requirements. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our and the VIEs’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements.

Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of ETAO’s PRC subsidiaries in China may be used to pay dividends. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, ETAO needs to obtain SAFE approval to use cash generated from the operations of ETAO’s PRC subsidiaries and VIEs to pay off their respective debt owed to entities outside China, or to make other capital expenditure payments outside China. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. Furthermore, if ETAO determines to pay dividends to its investors out of China in the future, as a holding company, it will be dependent on receipt of funds from its subsidiaries, and its Hong Kong subsidiary will rely on payments made from the ETAO Healthcare which receives funds from VIEs pursuant to the VIE Agreements. As of the date of this prospectus, no cash transfer or transfer of other assets has occurred between ETAO, any of its subsidiaries, and the VIEs. If the foreign exchange control system prevents ETAO from obtaining sufficient foreign currencies to satisfy its foreign currency demands, ETAO may not be able to pay dividends in foreign currencies to its shareholders.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “If PubCo is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to PubCo and its non-PRC shareholders”.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, ETAO’s PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted to transfer a portion of their net assets to ETAO either in the form of dividends, loans or advances. Even though ETAO currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, ETAO may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the ETAO’s shareholders.

Cash is transferred among the ETAO, ETAO Healthcare, and the VIEs in the following manners: (i) funds are transferred to the ETAO Healthcare from ETAO as needed through our BVI and/or Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by the VIEs to the ETAO Healthcare, as service fees according to the VIE agreements; (iii) dividends or other distributions may be paid by the ETAO Healthcare to the ETAO through ETAO’s Hong Kong and BVI subsidiaries; and (iv) the ETAO Healthcare and the VIEs, lend to and borrow from each other from time to time for business operation purpose. As of the date of this prospectus, we have no intention to distribute earnings or settle amounts owed under the VIE agreements, and there were no cash flows between ETAO and the ETAO Healthcare, and ETAO has not paid any dividends or made any distributions to its shareholders either. For more details, see “SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ETAO” on Form F-4 (Registration No. 333-268819) and “Summary of challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements”.

The following diagram illustrates the typical fund flow among ETAO, the WFOEs, and VIEs:

For a condensed consolidation schedule and consolidated financial statements depicting the results of operations, financial position, and cash flows for the VIEs, see “SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ETAO” on Form F-4 (Registration No. 333-268819).

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject ETAO’s PRC resident beneficial owners or ETAO’s PRC subsidiaries to liability or penalties, limit ETAO’s ability to inject capital into ETAO’s PRC subsidiaries, limit ETAO’s PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to ETAO’s shareholders who are PRC residents and may be applicable to any offshore acquisitions that ETAO make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If ETAO’s shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, ETAO’s PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and ETAO may be restricted in its ability to contribute additional capital to its PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including PRC residents’ direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, will be filed with qualified banks instead of SAFE. or its local branch. The qualified banks will directly examine the applications and accept foreign exchange registration for overseas direct investment under the supervision of SAFE.

According to Circular 37, ETAO’s shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. ETAO has requested PRC residents who ETAO knows hold direct or indirect interest in the Company to make the necessary applications, filings and registrations as required under SAFE Circular 37, and ETAO is aware that most of these shareholders have completed the initial foreign exchange registrations with relevant banks. ETAO has taken steps to notify its shareholders whom ETAO knows are PRC residents of their filing obligations. ETAO cannot assure you, however, that all of these individuals may continue to make required filings or updates in a timely manner, or at all. ETAO can provide no assurance that ETAO is or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in ETAO. Any failure or inability by such individuals to comply with SAFE regulations may subject ETAO to fines or legal sanctions, restrict ETAO’s cross-border investment activities, and limit ETAO’s PRC subsidiaries’ ability to distribute dividends to us. As a result, ETAO’s business operations and ETAO’s ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities., and we cannot predict how these regulations will affect ETAO’s business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on ETAO’s business, financial condition and results of operations. For example, ETAO may be subject to a more stringent review and approval process with respect to its foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect ETAO’s financial condition and results of operations. In addition, if ETAO decides to acquire a PRC domestic company, ETAO cannot assure you that ETAO or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict ETAO’s ability to implement its acquisition strategy and could adversely affect its business and prospects.

ETAO faces uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, China’s State Administration of Taxation (the “SAT”) issued the Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement on Issues concerning the Withholding of Enterprise Income Tax at Source on Non-Resident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

ETAO faces uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in ETAO’s offshore subsidiaries and investments. ETAO may be subject to filing obligations or taxed if ETAO is transferor in such transactions, and may be subject to withholding obligations if ETAO is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in ETAO by investors who are non-PRC resident enterprises, ETAO’s PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, ETAO may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom ETAO purchases taxable assets to comply with these circulars, or to establish that ETAO should not be taxed under these circulars, which may have a material adverse effect on ETAO’s financial condition and results of operations.

Certain PRC regulations may make it more difficult for ETAO to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that, including requirements in some instances that the State Administration for Market Regulation be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, which could make merger and acquisition activities by foreign investors more time consuming and complex. Moreover, the Anti-Monopoly Law of the PRC, which became effective in 2008, requires that Ministry of Commerce, People’s Republic of China (“the MOFCOM”) be notified in advance of any concentration of undertaking if certain turnover thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by National Development and Reform Commission (the “NDRC”) and the MOFCOM and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

ETAO may grow its business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit ETAO’s ability to complete such transactions, which could affect ETAO’s ability to expand its business or maintain its market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or ETAO to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. ETAO and its executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations.. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. ETAO also faces regulatory uncertainties that could restrict its ability to adopt incentive plans for its directors, executive officers and employees under PRC law.

ETAO may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws or regulations, must be submitted to relevant authorities for content approval prior to dissemination. ETAO cannot assure you that all the content contained in its advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations, including but not limited to the Advertising Law of the People’s Republic of China and the Interim Measures for the Administration of Internet Advertising, especially given the uncertainty in the interpretation of these PRC laws and regulations. If ETAO is found to be in violation of applicable PRC advertising laws and regulations, ETAO may be subject to penalties and ETAO’s reputation may be harmed, which may negatively affect ETAO’s business, financial condition, results of operations and prospects.

Under PRC advertising laws and regulations, ETAO is obligated to monitor the advertising content shown on ETAO’s platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, ETAO is obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. Violation of these laws and regulations may subject ETAO to penalties, including fines, confiscation of ETAO’s advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, PRC governmental authorities may force ETAO to terminate its advertising operation or revoke its licenses.

A majority of the advertisements shown on ETAO’s platform are provided to ETAO by third parties. Although ETAO has implemented manual monitoring systems and significant efforts have been made to ensure that the advertisements shown on its platform are in full compliance with applicable laws and regulations, ETAO cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. Although ETAO has not been subject to material penalties or administrative sanctions in the past for the advertisements shown on its platform, if ETAO is found to be in violation of applicable PRC advertising laws and regulations in the future, ETAO may be subject to penalties and its reputation may be harmed, which may have a material and adverse effect on its business, financial condition, results of operations and prospects.

ETAO may also be subject to claims by customers misled by information on its apps, website or other portals where ETAO puts its advertisements on. ETAO may not be able to recover its losses from advertisers by enforcing the indemnification provisions in the contracts, which may result ETAO in diverting management’s time and other resources from ETAO’s business and operations to defend against these infringement claims. As a result, ETAO’s business, financial condition and results of operations could be materially and adversely affected.

ETAO’s employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated Regulation on the Implementation of the Labor Contract Law on September 18, 2008. The Labor Contract Law and the Regulation on the Implementation of the Labor Contract Law impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, ETAO’s employment practices may violate the labor contract law and related regulations and ETAO could be subject to penalties, fines or legal fees as a result. If ETAO violates relevant laws and regulations, ETAO may be subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, ETAO’s business, financial condition and results of operations may be adversely affected.

ETAO may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

ETAO is required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of ETAO’s employees, in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank.

As of the date of this proxy statement/prospectus, certain VIEs have not fully made contributions to the above employee benefits for employees strictly in compliance with the laws and regulations above. ETAO cannot assure you that the relevant government authorities will not require its operating entities to pay additional amounts and impose late fees or fines on us. If ETAO fails to make the additional social insurance and housing fund contributions within the prescribed time frame, ETAO may be subject to fines and late payment fees, and its financial conditions may be adversely affected.

If ETAO is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to ETAO and its non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), known as the SAT Bulletin 45 on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters.

ETAO believes it is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that ETAO is a PRC resident enterprise for enterprise income tax purposes, ETAO would be subject to PRC enterprise income tax on ETAO’s worldwide income at the rate of 25%. Furthermore, ETAO would be required to withhold a 10% tax from dividends ETAO pays to its shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if ETAO is deemed a PRC resident enterprise, dividends paid to ETAO’s non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of ETAOwould be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ETAO is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

The newly enacted “Holding Foreign Companies Accountable Act” and proposed “Accelerating Holding Foreign Companies Accountable Act” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our common stock and if our auditors fail to permit the U.S. Public Company Accounting Oversight Board (“PCAOB”) to inspect the auditing firm, our common stock may be subject to delisting.

On April 21, 2020, the SEC and the PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in certain “restrictive markets,” including China. The joint statement emphasized the risks associated with lack of access from the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in the markets where the PCAOB has limited access to the local auditing firms and their work.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a restrictive market, (ii) adopt a new requirement relating to the qualification of management or the board of directors of companies in the restrictive markets, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” or the HFCAA, was signed by President Donald Trump and became law. This legislation requires certain issuers to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm that is not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trading on a national stock exchange.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which became law in December 2020. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.

On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, PCAOB may consider the need to issue new determinations consistent with the HFCAA and Rule 6100.

The limited PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors in China. As a result, investors may be deprived of the benefits of such PCAOB inspections and supervision. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these public accounting firms’ audit procedures or quality control procedures, which could cause existing investors and potential investors in our shares of common stock to lose confidence in our audit procedures and audited financial statements.

Our auditor, an independent registered public accounting firm that issues the audit report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China of the PRC and Hong Kong. Our independent registered public accounting firm has been inspected by the PCAOB on a regular basis and as such it is not subject to the PCAOB Determination Report. Our securities may be prohibited from trading on a national exchange or over-the-counter in the United States under the Holding Foreign Companies Accountable Act, if the PCAOB determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021. As a result, an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted.

Risks Related to Government Regulation

Recent Regulatory Developments

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, the need to strengthen the supervision over overseas listings by Chinese companies, and the need to improve legislation on data security, and effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-based overseas listed companies. As of the date of this offering memorandum, we have not received any inquiry, notice, warning, or sanctions from PRC governmental authorities in connection with the above contents of Opinions. Based on the foregoing and the currently effective PRC laws, our PRC legal counsel is of the view that, as of the date of this offering memorandum, the Opinions do not materially and adversely affect our disclosure, including PRC counsel’s opinions, taken as a whole, as stated in “Risk Factors — Risks Related to Doing Business in China — If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

On June 10, 2021, for purpose of further regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China (the “Data Security Law”), which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data processing activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data stored in the territory of the PRC without the approval of the competent PRC governmental authorities.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed by the relevant regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators,” or “CIIOs.” As of the date of this offering memorandum, no detailed rules or interpretation has been issued and we have not been informed as a “CIIO” by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators,” under the current regulatory regime remains unclear, and, as advised by our PRC legal counsel, the PRC governmental authorities may have discretion in the interpretation and enforcement of these laws and regulations. Therefore, although as of the date of this offering memorandum, we have not yet received any notice or indication from the PRC government authorities that identifies us as a “CIIO,” it still remains uncertain whether we would be deemed as a CIIO under PRC law.

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law raises the protection requirements for processing personal information, including the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the Cyberspace Administration of China (the “CAC”), other regulatory authorities, and PRC courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations including the Personal Information Protection Law.

On September 17, 2021, the CAC, the Ministry of Industry and Information Technology of the PRC, or the MIIT, and other governmental authorities issued Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, which propose improving algorithm security governance mechanism and promoting algorithm filing.

On November 14, 2021, the CAC published the Regulations of Internet Data Security Management (Draft for Comments), and accepted public comments until December 13, 2021, which further regulates the internet data processing activities and emphasize the supervision and management of network data security, and further stipulates the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. Specifically, the draft regulations require data processors to, among others, (1) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (2) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, such draft regulations require data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this offering memorandum, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties.

On February 17, 2023, the CSRC issued the Trial Measures, which became effective March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on the CSRC’s official website. Pursuant to the Trial Measures, beginning March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offerings and listings.

On December 28, 2021, thirteen governmental departments of the PRC, including the CAC, issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. ETAO Healthcare has obtained the official confirmation from the Cybersecurity Review Office set in CAC that it is not subject to cybersecurity review under Cybersecurity Review Measures for this Business Combination. In addition, as of the date of this prospectus, we have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority except DNurse was required to rectify its collecting personal information beyond the necessary scope by the MIIT on April 20, 2022 (DNurse confirms that as of the date of this prospectus, (i) it has updated the relevant mobile application pursuant to MIIT’s requirement, and (ii) it has not received any further rectification requirements from the MIIT after such update), nor have we received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures.

On December 31, 2021, the CAC and 3 authorities published jointly the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1,2022, and implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall file with the CAC within ten business days from the date of providing such services. The Administrative Provisions on Internet Information Service Algorithm Recommendation specifically provides that algorithm recommendation service provider shall provide users with a choice to not target their individual characteristics, or provide users with a convenient option to switch off algorithmic recommendation services.

On February 10, 2022 , following the first round of public comments which concluded on October 30, 2021, the MIIT published a new Data Security Management Measures in the Field of Industry and Information Technology (For Trial Implementation) (Draft for Comments),) and accepted public comments until February 21, 2022, which requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. As of the date hereof, the draft measures have not been formally adopted.

On July 7, 2022, the CAC published the Safety Assessment Measures for Data Outbound Transfer, which become effective on September 1, 2022. The Safety Assessment Measures for Data Outbound Transfer requires that the date processors who propose to provide important data and personal information which are subject to security assessment that are collected and generated in the operation within the territory of the PRC overseas be subject to security assessment. The Safety Assessment Measures for Data Outbound Transfer further stipulates the process and requirements for the security assessment.

The interpretation, application and enforcement of these newly enacted and drafted laws and regulations are subject to substantial uncertainties. See “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business.”

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business.

We collect personal data from our users in order to better understand our users and their needs for the purpose of our content feeds recommendation and to help our advertisement customers target specific demographic groups. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and other customers and adversely affect our results of operations.

Many jurisdictions, including China and the U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. The U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising.

In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, could increase our burden of regulatory compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for noncompliance, which significantly increases our potential financial exposure for non-compliance. However, with limited precedence on the interpretation and application of GDPR and limited guidance from EU regulators, the application of GDPR to the provision of internet services remains unsettled.

In China, the Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standard under which this law would apply and violations would be found. The Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps issued in January 2019 restates the requirement of legal collection and usage of personal information, and encourages the app operators to conduct security certifications. On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019, pursuant to which network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel to be in charge of protecting children’s personal information. On November 28, 2019, the Measures to Identify Illegal Collection and Usage of Personal Information by Apps was promulgated, listing six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.” According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14. Internet service providers must also promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures. For more information, see “Regulation — Regulations Related to Internet Information Security and Privacy Protection.”

To further regulate data processing activities and safeguard data security, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law, which took effect on September 1, 2021. On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which, among other, require improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information in the context of overseas issuance and listing of securities. On August 17, 2021, the state council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. On September 17, 2021, the CAC, the MIIT and other governmental authorities issued Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, which became effective on March 1, 2022 and on July 7, 2022, published the Safety Assessment Measures for Data Outbound Transfer, which will become effective on September 1, 2022. For more information about these laws and regulations, see “Regulation — Regulations Related to Internet Information Security and Privacy Protection.”

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving. On February 10, 2022, the MIIT published the Data Security Management Measures in the Field of Industry and Information Technology (For Trial Implementation) (Draft for Comments). On November 14, 2021, the CAC published the Regulations of Internet Data Security Management (Draft for Comments). On December 28, 2021, thirteen governmental departments of the PRC, including the CAC, issued the Cybersecurity Review Measures, which became effective on February 15, 2022. On December 31, 2021, the CAC and 3 other authorities jointly published the Administrative Provisions on Internet Information Service Algorithm Recommendation, which took effect on March 1,2022. For more information about the drafts, see “Regulations — Regulations Related to Internet Information Security and Privacy Protection.”

Furthermore, the above mentioned laws, regulations and policies can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, the scope of “core data” and “important data,” two important concepts in the Data Security Law, are yet to be clearly determined. It is uncertain whether and when the Regulations of Internet Data Security Management (Draft for Comments) will be adopted, and if the adopted version will contain the same provisions as those draft measures. If the adopted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by CIIOs, data processors or other companies as proposed in the draft regulations, we face uncertainties as to whether we should obtain such clearance as a listed company in the United States and whether such clearance can be timely obtained, or at all. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

It is also uncertain whether we would be deemed as a “critical information infrastructure operator” pursuant to the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. As advised by our PRC legal counsel, the PRC governmental authorities may have discretion in the interpretation of CIIO and in the enforcement of these laws and regulations. Should we be deemed as a CIIO, we would be required to fulfill certain obligations under the PRC cybersecurity and data privacy laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during the operations in China. ETAO Healthcare has obtained the official confirmation from the Cybersecurity Review Office set in CAC that it is not subject to cybersecurity review under Cybersecurity Review Measures for this Business Combination. In addition, as of the date of this prospectus, ETAO has not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority except DNurse was required to rectify its collecting personal information beyond the necessary scope by the MIIT on April 20, 2022 (DNurse confirms that as of the date of this prospectus, (i) it has updated the relevant mobile application pursuant to MIIT’s requirement, and (ii) it has not received any further rectification requirements from the MIIT after such update), nor have we received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also publicize, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify non-compliance. If any of our mobile apps is found not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits.

While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our user terms and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers and have an adverse effect on our business and results of operations. See “Regulation — Regulations Related to Internet Information Security and Privacy Protection.”

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or other customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base.

Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.

As the date of this prospectus, the VIEs have adopted a series of internal policies on personal information protection and data security management with a view to fully complying with relevant regulations issued by the CAC.

In addition, as of the date of this prospectus, none of ETAO, the subsidiaries and the VIEs have been involved in any investigations on cybersecurity review, data security or personal information protection initiated by any PRC regulatory authority except that one of the VIEs, DNurse, was required to rectify its collection of personal information beyond the necessary scope on April 20, 2022. DNurse confirms that as of the date of this prospectus, (i) it has updated the relevant mobile application pursuant to MIIT’s requirement, and (ii) it has not received any further rectification requirements from the MIIT after such update. Based on the foregoing, to the best of ETAO’s knowledge, ETAO believes that ETAO, the subsidiaries and the VIEs have complied in all material aspects with regulations and policies issued by the CAC. However, as uncertainties remain regarding the interpretation and implementation of these regulations and policies, ETAO cannot assure you that each of ETAO, the subsidiaries and the VIEs has fully complied with, or will fully or timely comply with such regulations and policies in all respects and they may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. ETAO, the subsidiaries and the VIEs may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

On December 28, 2021, thirteen governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. On April 12, 2022, ETAO Healthcare has obtained the official confirmation from Cybersecurity Review Office that the Listing is not subject to cybersecurity review under Cybersecurity Review Measures. In addition, as of the date of this prospectus, ETAO, ETAO’s subsidiaries and the VIEs have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority except that one of the VIEs, DNurse, was required to rectify its collection of personal information beyond the necessary scope by the Ministry of Industry and Information Technology (“MIIT”) on April 20, 2022. DNurse confirms that as of the date of this prospectus, (i) it has updated the relevant mobile application pursuant to MIIT’s requirement, and (ii) it has not received any further rectification requirements from the MIIT after such update. Nor have ETAO, ETAO’s subsidiaries and the VIEs received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. As of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require ETAO, ETAO’s subsidiaries and the VIEs to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for its overseas listing plan, nor has ETAO (including any of its subsidiaries or the VIEs) received any inquiry, notice, warning or sanctions regarding its planned overseas listing from the CSRC or any other PRC governmental authorities.

However, it remains uncertain as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we will not be subject to the cybersecurity review by the CAC or designated as a CIIO. We may experience disruptions to the operations in China should we be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in uncertainty to the Business Combination, and negatively impact our securities.

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on the operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. On February 17, 2023, the CSRC issued the Trial Measures, which became effective March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on the CSRC’s official website. Pursuant to the Trial Measures, beginning March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offerings and listings. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on the operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from any Chinese authority to list our ordinary shares on a national securities exchange. However, if we were required to obtain any type of securities listing approval from the PRC government in the future and were denied such permission, we would not be able to continue listing on a national securities exchange or offering securities to investors, and therefore our share price would significantly depreciate.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, insurance commissions, property and other matters. The central or local governments of these jurisdictions may impose new and restrictive regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China, and result in a material change in the operations and/or the value of our ordinary shares.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that Didi Global Inc.’s application be removed from all the smartphone application stores in China.

Given the example of Didi Global Inc. and recent statements of by the Chinese government indicating an intent to exert more oversight and control overseas offerings and foreign investments in Chinese companies, our insurance agency business may be subject to various government and regulatory interference once our ordinary shares are listed on a national securities exchange and such regulatory actions could significantly limit or completely hinder our ability to offer or continue to offer securities to non-Chinese investors and directly cause the value and trading prices of our ordinary shares to significantly decline or become worthless.

Although we are currently not required to obtain any permission from any PRC government to list our ordinary shares on a national securities exchange, it will remain uncertain when and whether we will be required to obtain any permission from the PRC government to list our shares on a national securities exchange in the future, and even when we obtain such permission in accordance with the new rules and regulations, it will be unclear whether such permission will be rescinded or revoked at some point in time.

In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on a national securities exchange, financial condition, results of operations, and the offering.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of the operations, among other things. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, provides that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China; and the Cybersecurity Review Measures, or the “Review Measures,” which was promulgated on December 28, 2021 and came into force on February 15, 2022, provides that if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. In addition, according to the Cybersecurity Review Measures, a cybersecurity review is conducted by the CAC to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of PRC, if they plan to conduct securities listings on foreign exchanges. In addition to the Cybersecurity Review Measures, it also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us.

We are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information. As of the date of this prospectus, ETAO’s online business platform collected, stored, used and processed all of the personal information and important data procured and collected from its operation in the PRC domestically, with zero cross-border data transfer. On April 12, 2022, ETAO Healthcare got formal notice from CAC that ETAO Healthcare does not need undertake any cybersecurity review under the Cybersecurity Review Measures by CAC. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date.

However, it remains uncertain as to how the new regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to cybersecurity and data protection. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we will not be subject to the cybersecurity review by the CAC or designated as a CIIO. We may experience disruptions to the operations should we be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in uncertainty to our national securities exchange listing, negative impacts on our share trading prices and diversion of our managerial and financial resources.

The Holding Foreign Companies Accountable Act

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years. In June 2021, the Senate passed the AHFCAA, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.

Our auditor, an independent registered public accounting firm that issues the audit report incorporated by reference by this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in the State of California, and has been inspected by the PCAOB on a regular basis. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act.

The recent developments would add uncertainties to our offering and we cannot assure you whether a national securities exchange would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

Risks related to Healthcare Laws and Regulation

We depend substantially on the success of the clinical development of our medicines and drug candidates. If we are unable to successfully complete clinical development, obtain regulatory approvals and commercialize our medicines and drug candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business depends on the successful development, regulatory approval and commercialization of our medicines and other drug candidates we may develop. We have invested a significant portion of our efforts and financial resources in the development of our medicines and drug candidates. The success of our medicines and drug candidates depends on several factors, including:

●	successful enrollment in, and completion of, clinical trials, as well as completion of preclinical studies;

●	favorable safety and efficacy data from our clinical trials and other studies;

●	receipt of regulatory approvals;

●	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity;

●	ensuring that we do not infringe, misappropriate or otherwise violate the valid patent, trade secret or other intellectual property rights of third parties;

●	successfully launching our medicines and drug candidates, if and when approved;

●	obtaining favorable reimbursement from third-party payors for our medicines and drug candidates, if and when approved;

●	competition with other products;

●	continued acceptable safety profile following regulatory approval; and

●	manufacturing or obtaining sufficient supplies of our medicines, drug candidates and any competitor drug products that may be necessary for use in clinical trials for evaluation of our drug candidates and commercialization of our medicines.

If we do not achieve and maintain one or more of these factors in a timely manner or at all, we could experience significant delays in our ability or be unable to obtain additional regulatory approvals for and/or to successfully commercialize our medicines and drug candidates, which would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue the operations.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our drug candidates may not be predictive of the results of later-stage clinical trials, and initial or interim results of a trial may not be predictive of the final results. Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, including genetic differences, patient adherence to the dosing regimen and other trial protocol elements and the rate of dropout among clinical trial participants. In the case of any trials we conduct, results may differ from earlier trials due to the larger number of clinical trial sites and additional countries involved in such trials. A number of companies in our industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be favorable.

Even if our future clinical trial results show favorable efficacy and durability of anti-tumor responses, not all patients may benefit. For certain drugs, including checkpoint inhibitors, and in certain indications, it is likely that the majority of patients may not respond to the agents at all, some responders may relapse after a period of response, and certain tumor types may appear particularly resistant.

We have limited experience in launching and marketing our internally developed and in-licensed medicines. If we are unable to further develop marketing and sales capabilities or enter into agreements with third parties to market and sell our medicines, we may not be able to generate substantial product sales revenue.

One of the VIEs, Beijing Biohelix, is involved in the development of several drugs at various stages (pilot to clinical trials) covering the following diseases: lung/breast cancer, leukemia to type 2 diabetes and alopecia (baldness). We, through Beijing Biohelix, may be unable to properly market and launch such products and as such, we may be unable to generate revenue from such products.

Risks Factors Relating to the Insurance Industry

ETAO owns 85% of the VIE interest in Aaliance Insurance that operates in the insurance industry. The following risk factors relate to Aaliance Insurance’s operations.

Because Aaliance Insurance’s industry is heavily regulated, any material changes in the regulatory environment could change the competitive landscape of our industry or require Aaliance Insurance to change the way it does business. The administration, interpretation and enforcement of the laws and regulations currently applicable to Insurance Law of the People’s Republic of China” “Regulations on the Supervision of Insurance Brokers” could change rapidly. If we fail to comply with applicable laws and regulations, we may be subject to civil and criminal penalties or lose our privilege to conduct insurance business, which could materially and adversely affect our business and results of operations.

Aaliance Insurance operate in a highly regulated industry. The laws and regulations applicable to it are constantly evolving and may change rapidly in the future. Aaliance Insurance could be required to spend significant time and resources on complying with material regulatory changes, which could disrupt the competitive landscape of the industry and cost it some or all of its competitive advantages or market shares. The attention of Aaliance Insurance’s or ETAO’s management team could be diverted to these efforts to comply with an evolving regulatory or competitive environment. For example, the PRC Insurance Law and related regulations were materially amended in the following years: 2002, 2009, 2014, 2015 and 2018. The 2015 amendments involved a number of significant changes to the regulatory regime, including elimination of the requirement for any insurance agent, broker or claims adjusting practitioners to obtain a qualification certificate issued by the CIRC. The elimination of the certificate requirement may result in an unbridled increase in competition for our business and in misconduct by sales or service persons, including sales misrepresentation. In addition, the general increase in misconduct in the insurance agent industry could potentially harm the reputation of the industry and have an adverse impact on our business.

On March 13, 2018, CIRC and CBRC were combined to form the Chinese Banking and Insurance Regulatory Committee, or CBIRC. This new organization stepped into the shoes of both CIRC and CBRC as the regulator of both Chinese insurance industry and banking industry. There is uncertainty as to how the new authority, CBIRC will guide the insurance business in China. If we fail to adapt to any new rules and regulations promulgated by the CBIRC in the future, such failure could substantially and adversely affect our business and results of operations.

Additionally, errors created by our products or services may be determined or alleged to be in violation of the applicable laws and regulations. Any failure of Aaliance Insurance’s products or services to comply with these laws and regulations could result in substantial civil or criminal liability, adversely affect demand for its services, invalidate all or portions of some of the customer contracts; require Aaliance Insurance to change or terminate some portions of its business; tarnish our reputation; and therefore impose material and adverse effects on its business.

Aaliance Insurance had one minor violation from 2019 to 2020, related to sales agents for Aaliance Insurance Anhui Branch. For those who are qualified as agents of Aaliance Anhui Branch, bonuses they receive are determined by the local Banking and Insurance Regulatory Commission as commission payment. The bonus calculation was not done according to regulation and Aaliance Anhui Branch paid a fine of $54,000 USD to the regulatory body. Aaliance Insurance cannot assure you that the operations will always comply with the interpretation and enforcement of the laws and regulations implemented by the CBIRC. Any determination by a provincial or national government agency that our activities or those of our vendors or customers have violated any of these laws could subject us to substantial civil or criminal penalties, require us to change or terminate certain aspects of the operations or business, or disqualify us from providing services to insurance companies or other customers; and, thus could have an adverse effect on our business.

If Aaliance Insurance’s largest insurance company partners terminate or change the material terms of their contracts, it would be difficult for Aaliance Insurance to replace the lost commissions, which could adversely affect its business and operating results.

For the year ended December 31, 2021, Aaliance Insurance’s top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 33.82% of Aaliance Insurance’s total revenue. In particular, China Ping An Property Insurance Co., Ltd. Shanghai Branch _ accounted for 11.12% of our total revenue during the fiscal year of 2020. For the year ended December 31, 2021, our top five insurance company partners, after similar aggregation, accounted for 28.93% of our total revenue. During this period, China Ping An Property Insurance Co., Ltd. Shanghai Branch accounted for 13.2% of our total revenue. The termination or any changes in the material terms of those contracts with our top insurance company partners could adversely affect our business and operating results.

Because the commission revenue Aaliance Insurance earns on the sale of insurance products is based on premiums and commissions and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on the results of operation.

Aaliance Insurance is an insurance agency and derives revenue primarily from commissions paid by the insurance companies whose policies its customers purchase. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance companies. These factors, which are not within our control, include the capacity of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers and the tax deductibility of commissions. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CBIRC.

Because Aaliance Insurance does not determine, and cannot predict, the timing or extent of premium or commission and fee rate changes, it cannot predict the effect any of these changes may have on operations. Since China’s entry into the WTO in December 2001, intense competition among insurance intermediary companies has led to a gradual decline in premium rate levels of some property and casualty insurance products. Although such decline may stimulate demand for insurance products and increase our total sales volume, it also reduces the commissions we earned on each policy sold. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may be disrupted by unexpected decreases in revenue caused by decreases in premiums or commission and fee rates, thereby adversely affecting operations.

Competition in the insurance industry is intense and, if Aaliance Insurance is unable to compete effectively, it may lose customers and its financial results may be negatively affected.

The insurance intermediary industry in China is highly competitive, and Aaliance Insurance expects competition to persist and intensify. Aaliance Insurance faces competition from insurance companies that use their in-house sales force and exclusive sales agents to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, and from other professional insurance intermediaries. Aaliance Insurance competes for customers on the basis of product offerings, customer services and reputation. Many of Aaliance Insurance’s competitors have greater financial and marketing resources and may be able to offer products and services that it does not currently offer and may not offer in the future. If Aaliance Insurance is unable to compete effectively against those competitors, it may lose customers and Aaliance Insurance’s financial results may be negatively affected.

Quarterly and annual variations in Aaliance Insurance’s commission and fee revenue may have unexpected impacts on its results of operations.

Aaliance Insurance’s income is subject to both quarterly and annual fluctuations as a result of the seasonality of its business, the timing of policy renewals and the net effect of new and lost business. These factors are not within Aaliance Insurance’s control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of Aaliance Insurance’s future performance.

If Aaliance Insurance’s contracts with insurance companies are terminated or changed, its business and operating results could be adversely affected.

Aaliance Insurance primarily act as agents for our customers who seek insurance coverage from insurance companies. Aaliance Insurance’s relationships with the insurance companies are governed by agreements between them and the insurance companies. Most of the contracts with insurance companies are entered into at a local level between their respective provincial, city and district branches and our local branches. Generally, each branch of these insurance companies has independent authority to enter into contracts, and the termination of a contract with one branch has no effect on Aaliance Insurance’s contracts with the other branches. These contracts establish, among other things, the scope of Aaliance Insurance’s authority, the pricing of the insurance products they distribute and our commission rates. These contracts typically have a term of three years and most of them can be terminated by negotiation. Moreover, before or upon expiration of a contract, the contracting insurance company may agree to renew it only with changes in its terms, including the amount of commissions we receive, which could result in a reduction in revenue from that contract.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

ETAO is a Cayman Islands exempted company that was formed to on June 30, 2022 as a wholly owned subsidiary of MCAE. ETAO was formed to facilitate the two-step business combination transaction between MCAE and ETAO International Group (the “Business Combination”). As the first step of the business combination transaction, on February 17, 2023, MCAE merged with and into ETAO, with ETAO surviving as the surviving corporation in such merger, thereby consummating a change in MCAE’s domicile from a Delaware corporation to a Cayman Islands exempted company (the “Redomestication Merger”).

ETAO Merger Sub, Inc. (“Merger Sub”) was a Cayman Islands exempted company that was wholly owned by ETAO. Merger Sub was formed to facilitate the two-step Business Combination. As the second step of the Business Combination, on February 17, 2023, Merger Sub merged with and into ETAO International Group, with ETAO International Group surviving as the surviving corporation in such merger, thereby consummating ETAO’s acquisition, through its Merger Sub subsidiary, of ETAO International Group (the “Acquisition Merger”).

On February 17, 2023, the parties to the Merger Agreement consummated the Business Combination, resulting in ETAO International Group as a wholly-owned subsidiary of ETAO.

Business Overview

We are a digital healthcare group providing transformative medical care and quality service, developing a healthcare ecosystem leveraging a technology platform that allows it to extend the reach of traditional healthcare services beyond the hospital wall to reach patients in modern clinical facilities in distant communities and even in their homes. However, China’s healthcare system is at the developing stage with still many issues to be overcome. Through our online and offline ecosystem, supported by a network of bilingual, highly trained international specialists, the company is able to deliver medical services and quality care for Chinese patients via telemedicine and other services powered by technology.

Healthcare Business Model

ETAO is currently in the process of integrating a comprehensive medical ecosystem that will merge online telemedicine + AI / Big Data Evaluation + Online Insurance / Pharmacy + Biotech + Offline hospitals and specialty clinics (see below for a description of each VIE). ETAO believes this ecosystem will bestow synergistic advantages and allow for opportunistic bolt-on acquisitions strategically positioned in China’s fastest growing healthcare segments.

VIEs

In addition to its plans to build and expand its medical ecosystem in the U.S. and internationally, through series of agreements with each VIE, ETAO conducts substantial operations in the PRC, primarily in the following areas: tele-medicine platforms, insurance brokerage, biotechnology research and development, and healthcare services. The following sections shall summarize each VIE’s business and the VIE agreements by and among the WFOEs, each VIE and each VIE’s shareholders.

Neither we nor our subsidiaries own any equity interest in the VIEs. Instead, we receive the economic benefits of the VIE’s business operation through a series of contractual arrangements. The VIEs, certain of their shareholders, and ETAO Healthcare, along with DILE, entered into a series of contractual arrangements, also known as VIE Agreements, as further described below. The VIE Agreements are designed to provide the WFOEs with the power, rights and obligations, including majority control rights and the rights to the assets, property and net income of the VIEs.

Dividend Distribution

Each of the VIE operating entities, receives substantially all of its revenue in RMB. Under ETAO’s current corporate structure, to fund any cash and financing requirements it may have, ETAO may rely on dividend payments from its subsidiaries. The WFOEs receive payments from each VIE, and then remits payments to ETAO International Group Co. Limited in accordance with the remittance type with approval from or registration with appropriate government authorities and pursuant to the VIE Agreements. Then ETAO International Group Co. Limited may make distribution of such payments directly to ETAO as dividends to the holding company.

I. VIEs with Online and Offline Operations

Dental Industry

Hangzhou Six Dimension Dental Medical Technology Co. Ltd.

Hangzhou Six Dimension Dental Medical Technology Co. Ltd. (“6D Dental”) was formed in 2010, with its main location in Hangzhou and other locations of Nanning and Quzhou. Geared towards the dental industry, 6D Dental is a high-tech enterprise that provides digital technical support for dental implant surgery. It includes a digital dental implant technology platform, dental clinics and digital dental implant education and training. 6D Dental’s main goal is to allow digital technology to help dentists achieve safe, accurate and fast implant surgeries. Client fees are the main source of revenue for 6D Dental.

The Company has a 51% contractual interest in 6D Dental via the 6D Dental VIE agreements (the “6D Dental VIE Agreements”) for the purposes of consolidation of 6D Dental under U.S. GAAP.

ETAO does not own any equity interest in 6D Dental. Instead, the Company receives the economic benefits of 6D Dental’s business operation through a series of contractual arrangements. 6D Dental, all of its shareholders (including 4 registered shareholders and 9 beneficial shareholders who hold their shares through Jia You, collectively, the “6D Dental Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as 6D Dental VIE Agreements, on or about March 18, 2021. The 6D Dental VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of 6D Dental. Through the 6D Dental VIE Agreements, ETAO has the power to direct the activities that most significantly impact 6D Dental’s economic performance, bears the risks of and recognizes the financial results of 6D Dental for accounting purposes only. Consequently, ETAO consolidates the accounts of 6D Dental for the periods presented. Any references to control or benefits that accrue to ETAO because of 6D Dental are limited to, and subject to conditions we have satisfied for consolidation of 6D Dental under U.S. GAAP. 6D Dental is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, 6D Dental is obligated to pay service fees to ETAO Healthcare approximately equal to 51% of net income of 6D Dental after deduction of the required PRC statutory reserve.

Each of the 6D Dental VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between 6D Dental and ETAO Healthcare dated March 18, 2021, ETAO Healthcare shall provide 6D Dental with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by 6D Dental or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to 6D Dental under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of 6D Dental, which is approximately equal to 51% of the net income of 6D Dental after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period with 6D Dental’s Operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or the ETAO Healthcare issues a written decision to terminate.

The CEO of the Company, Mr. Wensheng Liu, the COO of ETAO Healthcare, Ms. Guizhen Zuo, the former CFO of the Company, Joel Gallo, Jia You, and Xiaodong Wang are currently directors of 6D Dental pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of 6D Dental, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. Etao’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and 6D Dental.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, 6D Dental and certain of the 6D Dental Shareholders, each 6D Dental Shareholder pledged certain percentages of his or her equity interests in 6D Dental in the total amount of 51% outstanding equity interest of 6D Dental to ETAO Healthcare to guarantee the performance of 6D Dental’s obligations under the 6D Dental VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that 6D Dental or any of 6D Dental Shareholders breaches its respective contractual obligations under the 6D Dental VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the 6D Dental Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each 6D Dental Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by 6D Dental. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon 6D Dental’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the 6D Dental VIE Agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of 6D Dental’s obligations under the 6D Dental VIE Agreements, (2) make sure any 6D Dental Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over 6D Dental. In the event that 6D Dental breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of 6D Dental’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of 6D Dental and (2) require 6D Dental to pay the fund and all any payment due and payable under the 6D Dental VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated March 18, 2021, certain 6D Dental Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in 6D Dental. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 51% equities in 6D Dental are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated March 18, 2021, certain 6D Dental Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of 6D Dental, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of 6D Dental, including but not limited to voting, the sale or transfer or pledge or disposition of shares of 6D Dental in part or in whole; and (c) designating and appointing on behalf of 6D Dental Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of 6D Dental.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in 6D Dental or terminated earlier by ETAO Healthcare in writing. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the 6D Dental Shareholders is the shareholder of 6D Dental. The sale or transfer of one 6D Dental Shareholder’s equity interest in 6D Dental shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining 6D Dental Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over 6D Dental.

II. VIEs with Offline Hospitals or Healthcare Facilities

Changsha Zhenghe Orthopaedics Hospital Co., Ltd.

Changsha Zhenghe Orthopaedics Hospital Co., Ltd. (“Changsha Zhenghe”) was formed in 2010, with its main location in Changsha. As a specialty hospital narrowed in on orthopedics and rehabilitation, Changsha Zhenghe deals with preventive health care, emergency medicine, internal medicine, surgery, orthopedics, pain, rehabilitation medicine, Chinese medicine, and combined Chinese and Western medicine. Revenue of Changsha Zhenghe is derived from client fees and government reimbursement for basic insurance.

ETAO has a 41% contractual interest in Changsha Zhenghe via the Changsha Zhenghe VIE Agreements (the “Changsha Zhenghe VIE Agreements”).

ETAO does not own any equity interest in Changsha Zhenghe. Instead, ETAO receives the economic benefits of Changsha Zhenghe’s business operation through a series of contractual arrangements. Changsha Zhenghe, all of its shareholders (except for Deju Wei; collectively, the “Changsha Zhenghe Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as Changsha Zhenghe VIE Agreements, on or about March 31, 2021. The Changsha Zhenghe VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, and the rights to the assets, property and revenue of Changsha Zhenghe. Through the VIE arrangements, ETAO has the right to vote to direct the activities that most significantly impact Changsha Zhenghe’s economic performance, bears the risks of and recognizes the financial results of Changsha Zhenghe for accounting purposes only.

In May 20, 2023, ETAO acquired another 10% contractual interest in Changsha Zhenghe by investment of 5 million RMB in exchange 602,560 shares of ETAO. Thus Changsha Zhenghe owns 979,160 shares of ETAO in total.

According to the Exclusive Business Cooperation and Service Agreement, Changsha Zhenghe is obligated to pay service fees to ETAO Healthcare approximately equal to 51% of the net income of Changsha Zhenghe after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

Each of the Changsha Zhenghe VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Changsha Zhenghe and ETAO Healthcare dated March 31, 2021, ETAO Healthcare shall provide Changsha Zhenghe with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by Changsha Zhenghe or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to Changsha Zhenghe under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of Changsha Zhenghe, which is approximately equal to 51% of the net income of Changsha Zhenghe after deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of Changsha Zhenghe’s operating , and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Xiaowu Ma, the CEO of ETAO Healthcare, Joel Gallo, Jie Yu, and Wei Wang are currently directors of Changsha Zhenghe pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of Changsha Zhenghe, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and Changsha Zhenghe.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, Changsha Zhenghe and certain of the Changsha Zhenghe Shareholders pledged certain percentages of his or her equity interests in Changsha Zhenghe in the total amount of 51% outstanding equity interest of Changsha Zhenghe to ETAO Healthcare to guarantee the performance of Changsha Zhenghe’s obligations under the Changsha Zhenghe VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that Changsha Zhenghe or any of Changsha Zhenghe Shareholders breaches its respective contractual obligations under the Changsha Zhenghe VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the Changsha Zhenghe Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each Changsha Zhenghe Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Changsha Zhenghe. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon Changsha Zhenghe’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the Changsha Zhenghe VIE Agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Changsha Zhenghe’s obligations under the Changsha Zhenghe VIE Agreements, (2) make sure any Changsha Zhenghe Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over Changsha Zhenghe. In the event that Changsha Zhenghe breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of Changsha Zhenghe’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Changsha Zhenghe and (2) require Changsha Zhenghe’s shareholders (except Deju Wei) to pay the fund and all any payment due and payable under the Changsha Zhenghe VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated March 31, 2021, certain Changsha Zhenghe Shareholders (except for Deju Wei) irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in Changsha Zhenghe. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 51% equities in Changsha Zhenghe are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated March 31, 2021, certain Changsha Zhenghe Shareholders (except for Deju Wei) authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of Changsha Zhenghe, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of Changsha Zhenghe, including but not limited to voting, the sale or transfer or pledge or disposition of shares of Changsha Zhenghe in part or in whole; and (c) designating and appointing on behalf of Changsha Zhenghe Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of Changsha Zhenghe.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in Changsha Zhenghe or terminated earlier by ETAO Healthcare. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the Changsha Zhenghe Shareholders is the shareholder of Changsha Zhenghe. The sale or transfer of one Changsha Zhenghe Shareholder’s equity interest in Changsha Zhenghe shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining Changsha Zhenghe Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over 51% equity interests in Changsha Zhenghe.

Changxing Zhizhou Hospital Co., Ltd.

Changxing Zhizhou Hospital Co., Ltd. (“Changxing”), formed in 2019, has its main and only location in Huzhou. As a general hospital, Changxing conducts a wide array of activities such as the development of cardiovascular medicine, respiratory medicine, gastroenterology, geriatrics, neurology, nephrology (hemodialysis), immuno-rheumatology; trauma surgery, general surgery (minimally invasive), orthopedics, urology, brain surgery, gynecology, ophthalmology, otorhinolaryngology, stomatology, emergency medicine, critical care medicine, and traditional Chinese medicine (TCM). Revenue of Changxing is derived from client fees and government reimbursement for basic insurance.

ETAO has a 51% contractual interest in Changxing via the Changxing VIE Agreements (the “Changxing VIE Agreements”) for the purposes of consolidation of Changxing under U.S. GAAP.

ETAO does not own any equity interest in Changxing. Instead, ETAO receives the economic benefits of Changxing’s business operation through a series of contractual arrangements. Changxing, all of its shareholders (collectively, the “Changxing Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as Changxing VIE Agreements, on or about March 20, 2021. The Changxing VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of Changxing. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact Changxing’s economic performance, bears the risks of and recognizes the financial results of Changxing for accounting purposes only. Consequently, ETAO consolidates the accounts of Changxing for the periods presented. Any references to control or benefits that accrue to ETAO because of Changxing are limited to, and subject to conditions we have satisfied for consolidation of Changxing under U.S. GAAP. Changxing is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, Changxing is obligated to pay service fees to ETAO Healthcare approximately equal to 51% of the net income of Changxing after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

Each of the Changxing VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Changxing and ETAO Healthcare dated March 20, 2021, ETAO Healthcare shall provide Changxing with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by Changxing or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to Changxing under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of Changxing, which is approximately equal to 51% of the net income of Changxing after deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of Changxing’s operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or the ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Xiaowu Ma, the CEO of ETAO Healthcare, Joel Gallo, Hongming Yong and Weiming Wang are currently directors of Changxing pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of Changxing, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and Changxing.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, Changxing and certain of the Changxing Shareholders pledged certain percentages of his or her equity interests in Changxing in the total amount of 51% outstanding equity interest of Changxing to ETAO Healthcare to guarantee the performance of Changxing’s obligations under the Changxing VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that Changxing or any of Changxing Shareholders breaches its respective contractual obligations under the Changxing VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the Changxing Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each Changxing Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Changxing. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon Changxing’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the VIE agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Changxing’s obligations under the Changxing VIE Agreements, (2) make sure any Changxing Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over Changxing. In the event that Changxing breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of Changxing’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Changxing and (2) require Changxing’s shareholder to pay the fund and all any payment due and payable under the Changxing VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated March 20, 2021, certain Changxing Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in Changxing. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective for a term of ten (10) years from the date of the Exclusive Option Agreement, may be extended for another ten (10) years at the choice of the ETAO Healthcare, and can only be terminated if one party defaults and/or by the ETAO Healthcare unilaterally.

Proxy Agreement

Under the Proxy Agreement dated March 20, 2021, certain Changxing Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of Changxing, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of Changxing, including but not limited to voting, the sale or transfer or pledge or disposition of shares of Changxing in part or in whole; and (c) designating and appointing on behalf of Changxing Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of Changxing.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in Changxing or terminated earlier by ETAO Healthcare. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the Changxing Shareholders is the shareholder of Changxing. The sale or transfer of one Changxing Shareholder’s equity interest in Changxing shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining Changxing Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over Changxing.

Tianlun (Guiyang) Buyun Buyu Hospital Co., Ltd.

Tianlun (Guiyang) Buyun Buyu Hospital Co., Ltd. (“Guiyang”) was formed in 2021, with its main and only location in Guiyang. As a specialty fertility hospital, Guiyang concentrates, through its main clinical departments, on internal medicine, surgery, obstetrics and gynecology, gynecology, reproductive health and infertility, emergency medicine, anesthesiology, medical laboratory, medical imaging, X-ray diagnosis, ultrasound diagnosis, Chinese medicine, preventive health care, women’s health care, etc. Client fees are the main source of revenue for Guiyang.

ETAO has a 51% contractual interest in Guiyang via the Guiyang VIE Agreements (the “Guiyang VIE Agreements”) for the purposes of consolidation of Guiyang under U.S. GAAP.

ETAO does not own any equity interest in Guiyang. Instead, ETAO receives the economic benefits of Guiyang’s business operation through a series of contractual arrangements. Guiyang, all of its shareholders (collectively, the “Guiyang Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as Guiyang VIE Agreements, on or about March 31, 2021. The Guiyang VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of Guiyang. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact Guiyang’s economic performance, bears the risks of and recognizes the financial results of Guiyang for accounting purposes only. Consequently, ETAO consolidates the accounts of Guiyang for the periods presented. Any references to control or benefits that accrue to ETAO because of Guiyang are limited to, and subject to conditions we have satisfied for consolidation of Guiyang under U.S. GAAP. Guiyang is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, Guiyang is obligated to pay service fees to ETAO Healthcare approximately equal to 51% of the net income of Guiyang after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

Each of the Guiyang VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Guiyang and ETAO Healthcare dated March 31, 2021, ETAO Healthcare shall provide Guiyang with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by Guiyang or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to Guiyang under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of Guiyang, which is approximately equal to 51% of the net income of Guiyang after deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of Guiyang’s operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Guizhen Zuo, the former CFO of ETAO, Joel Gallo, Junsheng Chen, and Zheqi Chen are currently directors of Guiyang pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of Guiyang, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and Guiyang.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, Guiyang and certain of the Guiyang Shareholders pledged certain percentages of his or her equity interests in Guiyang in the total amount of 51% outstanding equity interest of Guiyang to ETAO Healthcare to guarantee the performance of Guiyang’s obligations under the Guiyang VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that Guiyang or any of Guiyang Shareholders breaches its respective contractual obligations under the Guiyang VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the Guiyang Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws.

Each Guiyang Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Guiyang. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon Guiyang’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the Guiyang VIE Agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Guiyang’s obligations under the Guiyang VIE Agreements, (2) make sure any Guiyang Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over Guiyang. In the event that Guiyang breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of Guiyang’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Guiyang and (2) require Guiyang’s shareholders to pay the fund and all any payment due and payable under the Guiyang VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated March 31, 2021, certain Guiyang Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in Guiyang. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 51% equities in Guiyang are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated March 31, 2021, certain Guiyang Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of Guiyang, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of Guiyang, including but not limited to voting, the sale or transfer or pledge or disposition of shares of Guiyang in part or in whole; and (c) designating and appointing on behalf of Guiyang Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of Guiyang.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in Guiyang or terminated earlier by ETAO Healthcare. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the Guiyang Shareholders is the shareholder of Guiyang. The sale or transfer of one Guiyang Shareholder’s equity interest in Guiyang shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining Guiyang Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over Guiyang.

Kang Ning (Heng Yang) Healthcare Management Co., Ltd.

Kang Ning (Heng Yang) Healthcare Management Co., Ltd. (“Kangning”) was formed in 2015, with its main and only location in Hengyang. Kangning holds a specialty clinic for physical check-ups. The physical checkups include internal medicine, surgery, ophthalmology, ophthalmology, gastric function, liver function, ECG, ultrasound, transcranial Doppler, liver ultrasound, infrared thermography, DR, CT, MRI, gastroenteroscopy, capsule gastroscopy, body composition, mental stress analysis, arteriosclerosis, and genetic testing. Client fees are the main source of revenue for Kangning.

ETAO has a 51% contractual interest in Kangning via the Kangning VIE Agreements (the “Kangning VIE Agreements”) for the purposes of consolidation of Kangning under U.S. GAAP.

ETAO does not own any equity interest in Kangning. Instead, ETAO receives the economic benefits of Kangning’s business operation through a series of contractual arrangements. Kangning, all of its shareholders (collectively, the “Kangning Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as Kangning VIE Agreements, on or about March 31, 2021. The Kangning VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of Kangning. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact Kangning’s economic performance, bears the risks of and recognizes the financial results of Kangning for accounting purposes only. Consequently, ETAO consolidates the accounts of Kangning for the periods presented. Any references to control or benefits that accrue to ETAO because of Kangning are limited to, and subject to conditions we have satisfied for consolidation of Kangning under U.S. GAAP. Kangning is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, Kangning is obligated to pay service fees to ETAO Healthcare approximately equal to 51% of the net income of Kangning after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Kangning and ETAO Healthcare dated March 31, 2021, ETAO Healthcare shall provide Kangning with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by Kangning or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to Kangning under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of Kangning, which is approximately equal to 51% of the net income of Kangning after deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of Kangning’s operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Guizhen Zuo, the former CFO of ETAO, Joel Gallo, Liping Wen, and Tianming Zhao are currently directors of Kangning pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of Kangning, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and Kangning.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, Kangning and certain of the Kangning Shareholders pledged certain percentages of his or her equity interests in Kangning in the total amount of 51% outstanding equity interest of Kangning to ETAO Healthcare to guarantee the performance of Kangning’s obligations under the Kangning VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that Kangning or any of Kangning Shareholders breaches its respective contractual obligations under the Kangning VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the Kangning Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each Kangning Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Kangning. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon Kangning’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the VIE agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Kangning’s obligations under the Kangning VIE Agreements, (2) make sure any Kangning Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over Kangning. In the event that Kangning breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of Kangning’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Kangning and (2) require Kangning’s shareholders to pay the fund and all any payment due and payable under the Kangning VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated March 31, 2021, certain Kangning Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in Kangning. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 51% equities in Kangning are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated March 31, 2021, certain Kangning Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of Kangning, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of Kangning, including but not limited to voting, the sale or transfer or pledge or disposition of shares of Kangning in part or in whole; and (c) designating and appointing on behalf of Kangning Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of Kangning.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in Kangning or terminated earlier by ETAO Healthcare. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the Kangning Shareholders is the shareholder of Kangning. The sale or transfer of one Kangning Shareholder’s equity interest in Kangning shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining Kangning Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over Kangning.

Civil Hospital (Mengzhou City) Co., Ltd.

Civil Hospital (Mengzhou City) Co., Ltd. (“Mengzhou”), formed in 2018, has its main and only location in Mengzhou City. As a general hospital, Mengzhou is well equipped with various specialties and has more than 30 clinical medical and technical departments, such as orthopedic surgery, general surgery, neurosurgery, neurology, urology, microsurgery, quinturology, obstetrics and gynecology, internal medicine, cardiovascular medicine, pediatrics, oncology, rehabilitation, geriatrics and other disciplines. Revenue of Mengzhou is derived from client fees and government reimbursement for basic insurance.

ETAO has a 51% contractual interest in Mengzhou via the Mengzhou VIE Agreements (the “Mengzhou VIE Agreements”) for the purposes of consolidation of Mengzhou under U.S. GAAP.

ETAO does not own any equity interest in Mengzhou. Instead, ETAO receives the economic benefits of Mengzhou’s business operation through a series of contractual arrangements. Mengzhou, all of its shareholders (collectively, the “Mengzhou Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as Mengzhou VIE Agreements, on or about March 31, 2021. The Mengzhou VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of Mengzhou. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact Mengzhou’s economic performance, bears the risks of and recognizes the financial results of Mengzhou for accounting purposes only. Consequently, ETAO consolidates the accounts of Mengzhou for the periods presented. Any references to control or benefits that accrue to ETAO because of Mengzhou are limited to, and subject to conditions we have satisfied for consolidation of Mengzhou under U.S. GAAP. Mengzhou is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, Mengzhou is obligated to pay service fees to ETAO Healthcare approximately equal to 51% of the net income of Mengzhou after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

Each of the Mengzhou VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Mengzhou and ETAO Healthcare dated March 31, 2021, ETAO Healthcare shall provide Mengzhou with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by Mengzhou or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to Mengzhou under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of Mengzhou, which is approximately equal to 51% of the net income of Mengzhou after deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of Mengzhou’s operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Xiaowu Ma, the CEO of ETAO Healthcare, Joel Gallo, Zhiqiang Li, and Fangfang Xie are currently directors of Mengzhou pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of Mengzhou, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and Mengzhou.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, Mengzhou and certain of the Mengzhou Shareholders pledged certain percentages of his or her equity interests in Mengzhou in the total amount of 51% outstanding equity interest of Mengzhou to ETAO Healthcare to guarantee the performance of Mengzhou’s obligations under the Mengzhou VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that Mengzhou or any of Mengzhou Shareholders breaches its respective contractual obligations under the Mengzhou VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the Mengzhou Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each Mengzhou Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Mengzhou. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon Mengzhou’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the Mengzhou VIE Agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Mengzhou’s obligations under the Mengzhou VIE Agreements, (2) make sure any Mengzhou Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over Mengzhou. In the event that Mengzhou breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of Mengzhou’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Mengzhou and (2) require Mengzhou’s shareholder to pay the fund and all any payment due and payable under the Mengzhou VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated March 31, 2021, certain Mengzhou Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in Mengzhou. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 51% equities in Mengzhou are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated March 31, 2021, certain Mengzhou Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of Mengzhou, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of Mengzhou, including but not limited to voting, the sale or transfer or pledge or disposition of shares of Mengzhou in part or in whole; and (c) designating and appointing on behalf of Mengzhou Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of Mengzhou.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in Mengzhou or terminated earlier by ETAO Healthcare. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the Mengzhou Shareholders is the shareholder of Mengzhou. The sale or transfer of one Mengzhou Shareholder’s equity interest in Mengzhou shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining Mengzhou Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over Mengzhou.

Qianhu Medical Management (Jiangxi) Co., Ltd.

Qianhu Medical Management (Jiangxi) Co., Ltd. (“Qianhu”) was formed in 2019 and has its main location in Nanchang and five separate clinics in Changsha, Nangchang and Yichun. As a manage entity of five specialty clinics, client fees are the main source of revenue for the clinics Qianhu managed.

ETAO has a 51% contractual interest in Qianhu via the Qianhu VIE Agreements (the “Qianhu VIE Agreements”) for the purposes of consolidation of Qianhu under U.S. GAAP.

ETAO does not own any equity interest in Qianhu. Instead, ETAO receives the economic benefits of Qianhu’s business operation through a series of contractual arrangements. Qianhu, all of its shareholders (collectively, the “Qianhu Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as Qianhu VIE Agreements, on or about March 16, 2021. The Qianhu VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of Qianhu. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact Qianhu’s economic performance, bears the risks of and recognizes the financial results of Qianhu for accounting purposes only. Consequently, ETAO consolidates the accounts of Qianhu for the periods presented. Any references to control or benefits that accrue to ETAO because of Qianhu are limited to, and subject to conditions we have satisfied for consolidation of Qianhu under U.S. GAAP. Qianhu is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, Qianhu is obligated to pay service fees to ETAO Healthcare approximately equal to 51% of the net income of Qianhu after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

Each of the Qianhu VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Qianhu and ETAO Healthcare dated March 16, 2021, ETAO Healthcare shall provide Qianhu with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by Qianhu or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to Qianhu under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of Qianhu, which is approximately equal to 51% of the net income of Qianhu after deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of Qianhu’s operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Xiaowu Ma, the CEO of ETAO Healthcare, Joel Gallo, Guizhen Zuo, the former CFO of ETAO, and Haibo Hu are currently directors of Qianhu pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of Qianhu, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and Qianhu.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, Qianhu and certain of the Qianhu Shareholders pledged certain percentages of his or her equity interests in Qianhu in the total amount of 51% outstanding equity interest of Qianhu to ETAO Healthcare to guarantee the performance of Qianhu’s obligations under the Qianhu VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that Qianhu or any of Qianhu Shareholders breaches its respective contractual obligations under the Qianhu VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the Qianhu Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each Qianhu Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Qianhu. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon Qianhu’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the VIE agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Qianhu’s obligations under the Qianhu VIE Agreements, (2) make sure any Qianhu Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over Qianhu. In the event that Qianhu breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of Qianhu’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Qianhu and (2) require Qianhu’s shareholders to pay the fund and all any payment due and payable under the Qianhu VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated March 16, 2021, certain Qianhu Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in Qianhu. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 51% equities in Qianhu are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated March 16, 2021, certain Qianhu Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of Qianhu, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of Qianhu, including but not limited to voting, the sale or transfer or pledge or disposition of shares of Qianhu in part or in whole; and (c) designating and appointing on behalf of Qianhu Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of Qianhu.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in Qianhu or terminated earlier by ETAO Healthcare. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the Qianhu Shareholders is the shareholder of Qianhu. The sale or transfer of one Qianhu Shareholder’s equity interest in Qianhu shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining Qianhu Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over Qianhu.

High-Tech Drug Development

Baihui (Beijing) Biotech Co., Ltd.

Baihui (Beijing) Biotech Co., Ltd. (“Biohelix”) was formed in 2014, with its main and only location in Beijing. Biohelix is involved in technology innovation. As part of the biotechnology industry, Biohelix conducts drug development starting at the research stage all through the clinical trial stage of a particular drug. Biohelix’s drugs are geared towards a variety of fields such as lung cancer, breast cancer, leukemia, type 2 diabetes, alopecia (baldness), etc. Biohelix’s main source of revenue is gathered from the sale of raw material compounds utilized for Leukemia research and the commercialization of drugs once approval is provided by the China FDA.

Biohelix currently has five (5) new drug projects in research and development as follows:

1. Project BH-HAE (Indication: Alopecia , esp. Androgen Alopecia)

BH-HAE is a recombinant protein, first discovered in the world to have efficacy in the treatment of alopecia. The applied Chinese patent was filed (202111668170.3), and the international PCT patent is in process. Currently, this drug is in the pre-clinical research phase. Pilot trials have been completed, and preliminary pharmacodynamics trials have been completed. Next, according to regulatory requirements, pharmacological and toxicological pre-clinical tests will be performed. Subsequently, we will file an Investigational New Drug application and phase I, II, and III clinical trials will be performed. Then we will complete the New Drug Application and look to commercial production thereafter. The Investigational New Drug application is planned in the 4th quarter of 2023.

2. Project BH-01 (Indication: acute lymphoblastic leukemia)

BH-01 is a recombinant Asparaginase. Asparaginase degrades asparagine to aspartate, and tumor cells will die because they lack essential amino acids. This drug is in the pre-clinical research phase. The pilot tests and quality control methods have been completed. The manufacturing process is efficient and stable, and the product quality meets the quality requirements of the recombinant therapeutic biological products of the latest edition of Chinese Pharmacopoeiahe (2020 edition). The pharmacological and toxicological pre-clinical tests are in progress. Subsequently, we will file an Investigational New Drug application and phase I, II, and III clinical trials will be performed. Then we will complete the New Drug Application and look to commercial production thereafter. The Investigational New Drug application is planned for the 3rdst quarter of 2023.

3. BHD project (Indications: lung cancer, breast cancer, etc.)

BHD is a recombinant proteins, targeted at lung cancer and breast cancer, among other diseases. The project is in the new drug development screening phase. At present, the PCC (Pre-clinical candidate) have the effect of inducing apoptosis on a variety of tumor cells, human lung cancer cells, and human breast cancer cells. The drug development phase will be the next goal to complete for this drug project. Once the drug development phase is completed, we will begin to determine next steps related to pre-clinical testing and the Investigational New Drug application.

4. OPG project (Indication: type 2 diabetes)

OPG is a recombinant glucagon like peptide (GLP-1) fusion proteins. OPG has the capability of oral dosage. The drug is in the new drug development screening phase. At present, the PCC (Pre-clinical candidate) have hypoglycemic effects orally on animal models. The drug development phase will be the next goal to complete for this drug project.

5. BUH project (Indication: acute pancreatitis acute pancreatitis)

BUH is a recombinant Ulinastatin fusion protein, the protease inhibitor. BUH is in the new drug development screening phase. The PCC (Pre-clinical candidate) have essentially the same inhibitory activity as Ulinastatin extracted from human urine. The drug development phase will be the next goal to complete for this drug project.

ETAO has a 55% contractual interest in Biohelix via the Biohelix VIE agreements (the “Biohelix VIE Agreements”) for the purposes of consolidation of Biohelix under U.S. GAAP.

ETAO does not own any equity interest in Biohelix. Instead, ETAO receives the economic benefits of Biohelix’s business operation through a series of contractual arrangements. Biohelix, all of its shareholders (collectively, the “Biohelix Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as Biohelix VIE Agreements, on or about June 30, 2021. The Biohelix VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of Biohelix. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact Biohelix’s economic performance, bears the risks of and recognizes the financial results of Biohelix for accounting purposes only. Consequently, ETAO consolidates the accounts of Biohelix for the periods presented. Any references to control or benefits that accrue to ETAO because of Biohelix are limited to, and subject to conditions we have satisfied for consolidation of Biohelix under U.S. GAAP. Biohelix is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, Biohelix is obligated to pay service fees to ETAO Healthcare approximately equal to the 55% net income of Biohelix after deduction of the required PRC statutory reserve.

Each of the Biohelix VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Biohelix and ETAO Healthcare dated June 30, 2021, ETAO Healthcare shall provide Biohelix with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by Biohelix or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to Biohelix under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of Biohelix, which is approximately equal to 55% of the net income of Biohelix after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of Biohelix’s operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Ms. Xiaowu Ma, the CEO of ETAO Healthcare, Joel Gallo, Junsheng Cui, and Guiwen Yao are currently directors of Biohelix pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of Biohelix, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and Biohelix.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, Biohelix and of the certain Biohelix Shareholders, each Biohelix Shareholder pledged certain percentages of his or her equity interests in Biohelix in the total amount of 55% equity interest of Biohelix to ETAO Healthcare to guarantee the performance of Biohelix’s obligations under the Biohelix VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that Biohelix or any of Biohelix Shareholders breaches its respective contractual obligations under the Biohelix VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the Biohelix Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each Biohelix Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Biohelix. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon Biohelix’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the Biohelix VIE agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Biohelix’s obligations under the Biohelix VIE Agreements, (2) make sure any Biohelix Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over Biohelix. In the event that Biohelix breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of Biohelix’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Biohelix and (2) require the Biohelix’s shareholders to pay the fund and all any payment due and payable under the Biohelix VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated June 30, 2021, certain Biohelix Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in Biohelix. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 55% equities in Biohelix are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated June 30, 2021, certain Biohelix Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of Biohelix, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of Biohelix, including but not limited to voting, the sale or transfer or pledge or disposition of shares of Biohelix in part or in whole; and (c) designating and appointing on behalf of Biohelix Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of Biohelix.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in Biohelix or terminated earlier by ETAO Healthcare in writing. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the Biohelix Shareholders is the shareholder of Biohelix. The sale or transfer of one Biohelix Shareholder’s equity interest in Biohelix shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining Biohelix Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over Biohelix.

Beijing DNurse Technology Co., Ltd.

Beijing DNurse Technology Co., Ltd. (“DNurse”) was formed in 2013, with its main location in Beijing and a branch office in the Hubei province. DNurse is a mobile Internet company focusing on diabetes management technology. DNurse holds the APP, device, service model, an intelligent decision support system based on big data, and is committed to providing professional self-management tools for diabetic patients, helping patients improve their self-management ability and management willingness, improve patient’s blood glucose compliance rate and improve quality of life. The model relies on intelligent medical equipment, application software, health services and IDSS. DNurse is committed to using intelligent medical equipment and mobile Internet technology to help diabetics easily achieve simple and convenient blood glucose monitoring, data storage, data analysis sharing and remote consultation, lifestyle habits, drug reminders, and doctor-patient and patient socialization. It provides the use of mobile internet, social, and entertainment concepts and tools to help diabetics change their living habits. Simultaneously, through big data technology and massive monitoring data, DNurse is committed to providing a medical database with important medical reference value for the prevention, diagnosis and treatment of diabetes, helping medical institutions and insurance companies reduce the cost of controlling complications and achieving low-cost and efficient increase in medical resources. Users can manually input blood glucose data and other health data, or automatically transmit blood glucose data to the APP through their own connectable blood glucose meter, which is convenient for their self-management of their living habits. All data on the APP are from users with data privacy protections, which complies with Dnurse’s User Agreement and Dnurse Privacy Policy. Dnurse’s revenue does not come directly from user data and services generated by user health data.

ETAO holds 67.39% in DNurse Cayman which in turn holds a 100% VIE contractual interest in DNurse via acquiring DNurse’s controller outside the mainland China.

ETAO does not own any equity interest in DNurse. Instead, ETAO receives the economic benefits of DNurse’s business operation through a series of contractual arrangements. DNurse, all of its shareholders (collectively, the “DNurse Shareholders”), and Beijing Dile Technology Co., Ltd. (“Dile”), the wholly-owned subsidiary of Dnurse Holdings Co., Limited, entered into a series of contractual arrangements, also known as DNurse VIE Agreements, in 2014 and 2018. The DNurse VIE Agreements (the “DNurse VIE Agreements”) are designed to provide DILE with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of DNurse. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact DNurse’s economic performance, bears the risks of and recognizes the financial results of DNurse for accounting purposes only. Consequently, ETAO consolidates the accounts of DNurse for the periods presented. Any references to control or benefits that accrue to ETAO because of DNurse are limited to, and subject to conditions we have satisfied for consolidation of DNurse under U.S. GAAP. DNurse is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation Agreement, DNurse is obligated to pay service fees to Dile pursuant to the operational needs of Dnurse.

Each of the DNurse VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between DNurse and DILE dated November 13, 2014, DILE shall provide DNurse with technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance relating to its day-to-day business operations and management, on an exclusive basis. Additionally, DILE will be the owner of any and all intellectual property to be developed in the future either by DNurse or DILE to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by DILE to DNurse under this agreement, Dile is entitled to collect a service fee calculated based on amount of certain percentage (the “Rate of Service”) of Dnurse’s audited total amount of operational income of the year, and the Rate of Service shall be confirmed in writing by Dile and Dnurse.

The Exclusive Business Cooperation Agreement shall be permanent unless earlier terminated in accordance with the provisions of the Exclusive Business Cooperation Agreement or relevant agreements separately executed between Dile and Dnurse.

The CEO of ETAO, Mr. Wensheng Liu, the COO of DILE, Xiaolei Yu, the Co-founder of DILE, Joel Gallo, Chengzhi Li, and Xinyi Li are currently directors of DNurse pursuant to the terms of the Stock Subscription Agreement. DILE has control and authority relating to the management of DNurse, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the DILE and DNurse.

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreement among DILE, DNurse and certain of the DNurse Shareholders, each DNurse Shareholder pledged certain percentages of his or her equity interests in DNurse in the total amount of 100% equity interest of DNurse to DILE to guarantee the performance of DNurse’s obligations under the DNurse VIE Agreements. Under the terms of the Equity Interest Pledge Agreement, in the event that DNurse or any of DNurse Shareholders breaches its respective contractual obligations under the DNurse VIE Agreements, DILE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the DNurse Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, DILE is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each DNurse Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice DILE’s interest.

The Equity Interest Pledge Agreement is effective until all payments due under the DNurse VIE Agreements have been paid by DNurse. DILE shall cancel or terminate the Equity Pledge Agreement upon DNurse’s full payment of the fees payable under the DNurse VIE Agreements and full performance of the obligations under the DNurse VIE Agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of DNurse’s obligations under the DNurse VIE Agreements, (2) make sure any DNurse Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Dile’s interests without DILE’s prior written consent, and (3) provide DILE de facto control over DNurse. In the event that DNurse breaches its contractual obligations under the DNurse VIE Agreements, DILE will be entitled to foreclose on and dispose all of DNurse’s issued equity interests, have the right to (1) dispose of the pledged equity of Dnurse and (2) be paid in priority with the equity interest based on the monetary valuation that such equity interest is converted into or from the proceeds from the auction or sale of the equity interest.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated September 21, 2018, certain DNurse Shareholders irrevocably granted DILE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in DNurse. The option price is equal to RMB 10 yuan for each shareholder.

The Exclusive Option Agreement shall remain effective until all equity interests held by such shareholder in DNurse have been transferred or assigned to DILE and/or any other person designated by DILE.

Power of Attorney

Under the Power of Attorney, certain DNurse Shareholders authorized DILE to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of DNurse, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of DNurse, including but not limited to voting, the sale or transfer or pledge or disposition of shares of DNurse in part or in whole; and (c) designating and appointing on behalf of DNurse Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of DNurse.

The Power of Attorney shall remain effective during the period that the shareholders hold any equity in DNurse. The Power of Attorney is irrevocable and continuously valid from the date of execution of the Power of Attorney.

The Exclusive Business Cooperation Agreement, together with the Equity Interest Pledge Agreement, Exclusive Option Agreement, and the Power of Attorney, enable DILE to exercise effective control over DNurse.

Zhichao Medical Technology (Hunan) Co., Ltd.

Zhichao Medical Technology (Hunan) Co., Ltd. (“DTalks”) was formed in 2017, with its main and only location in Changsha. DTalks takes artificial intelligence medical technology as the core, around medical big data using artificial intelligence to create CDSS clinical medical diagnosis auxiliary decision-making ecological platform system. The company is founded by a team of clinical medicine and big data research scientists, committed to building an innovative AI medical industry ecological platform that empowers various medical and health institutions, and plans to create a world-leading intelligent hospital and medical big data + AI+ Supercomputing composite industry operating economy. DTalks has outstanding research achievements in the field of medical big data, supercomputing, and artificial intelligence. DTalks developed and also holds the “Big Superman CDSS Clinical Diagnosis and Decision System”. Such is composed of a special algorithm set developed by super computing power of Tianhe Supercomputing, massive medical big data, an automatic question and answering system based on the two models of symptomatic medicine and empirical medicine, and machine learning optimization system based on user feedback. With the purpose of strengthening medical decision-making and prescription accuracy, and improving the efficiency and quality of medical services, it can support doctors in carrying out a full range of intelligent diagnosis and treatment from three stages of pre-diagnosis, diagnosis and post-diagnosis, provide multi-dimensional big data accurate analysis for health management, provide data support for disease prevention and chronic disease management, and innovate and empower various medical and health institutions and thousands of households to provide AI medical and health solutions, equipment, analysis and diagnosis management cloud computing services. The medical and health data of DTalks mainly come from papers, databases, and data sources that are open and shared internationally in China and other countries including electronic medical records, medical imaging, drugs, health, pension and other data. There is also medical and health data that DTalks uses with authorization from health care facilities, hospitals, physical examination centers, and individuals. The DTalks system applies artificial intelligence technology to the medical and health field, combining three key technologies of big data, supercomputing, and artificial intelligence, and two models of evidence-based medicine and empirical medicine. While doctors see patients, doctors directly input information into the system based on his or her visit with the patient. Subsequently, the system transmits the latest medical and health data back to the artificial intelligence model for machine processing, which significantly improves clinical diagnosis and health management. It effectively solves the three key challenges of “big data, computing power and algorithms” in the field of medical and health care. Moreover, it reduces the time and expense of medical institutions, doctors, and patients, and makes a useful supplement to the national health system. As a further result, fees from such medical diagnoses will drive DTalk’s revenue. DTalk’s revenue does not come directly from user data and services generated by user health data.

ETAO has a 51% contractual interest in DTalks via the DTalks VIE Agreements (the “DTalks VIE Agreements”) for the purposes of consolidation of DTalks under U.S. GAAP.

ETAO does not own any equity interest in DTalks. Instead, ETAO receives the economic benefits of DTalks’s business operation through a series of contractual arrangements. DTalks, all of its shareholders (collectively, the “DTalks Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as DTalks VIE Agreements, on or about March 22, 2021. The DTalks VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of DTalks. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact DTalks’s economic performance, bears the risks of and recognizes the financial results of DTalks for accounting purposes only. Consequently, ETAO consolidates the accounts of DTalks for the periods presented. Any references to control or benefits that accrue to ETAO because of DTalks are limited to, and subject to conditions we have satisfied for consolidation of DTalks under U.S. GAAP. DTalks is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, DTalks is obligated to pay service fees to ETAO Healthcare approximately equal to the 51% net income of DTalks after deduction of the required PRC statutory reserve.

Each of the DTalks VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between DTalks and ETAO Healthcare dated March 22, 2021, ETAO Healthcare shall provide DTalks with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by DTalks or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to DTalks under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of DTalks, which is approximately equal to 51% of the net income of DTalks after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of DTalks’ operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Guizhen Zuo, the former CFO of ETAO, Joel Gallo, Hong Wei, and Baohua Li are currently directors of DTalks pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of DTalks, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and DTalks.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, DTalks and certain of the DTalks Shareholders, pledged certain percentages of his or her equity interests in DTalks in the total amount of 51% outstanding equity interest of DTalks to ETAO Healthcare to guarantee the performance of DTalks’s obligations under the DTalks VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that DTalks or any of DTalks Shareholders breaches its respective contractual obligations under the DTalks VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the DTalks Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each DTalks Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by DTalks. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon DTalks’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the DTalks VIE Agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of DTalks’s obligations under the DTalks VIE agreements, (2) make sure any DTalks Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over DTalks. In the event that DTalks breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of DTalks’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of DTalks and (2) require DTalks’s shareholders to pay the fund and all any payment due and payable under the DTalks VIE agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated March 22, 2021, certain DTalks Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in DTalks. The option price is equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 51% equities in DTalks are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated March 22, 2021, certain DTalks Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of DTalks, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of DTalks, including but not limited to voting, the sale or transfer or pledge or disposition of shares of DTalks in part or in whole; and (c) designating and appointing on behalf of DTalks Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of DTalks.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in DTalks or terminated earlier by ETAO Healthcare in writing. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the DTalks Shareholders is the shareholder of DTalks. The sale or transfer of one DTalks Shareholder’s equity interest in DTalks shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining DTalks Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over DTalks.

Chain Workshop (Beijing) Co., Ltd.

Chain Workshop (Beijing) Co., Ltd. (“Chainworks”) was formed in 2003. Chainworks has its main locations in Beijing, and other ancillary locations in Nanjing (Jiangsu — for online hospital) and Zhengzhou (Henan — for clinics serving rural areas).

Chainworks is a leading digital medical service provider in the combined field of the Internet and the medical field (artificial intelligence, big data, cloud computing, blockchain, etc.). Guided by industry applications and customer needs, the company has taken on the responsibility of building future smart medical care, and participates in and promotes the development of digitization and intelligence of information in the medical field. Chainworks current core businesses include: Internet hospitals, cloud pharmacies, AI diagnosis, chronic disease management, and online doctors. In the future, the company will continue to focus on the research and technological innovation of the digital medical internet industry, and is determined to become a well-known brand in the global smart medical field. Chainwork’s medical diagnosis’s, Internet hospitals, and cloud pharmacies are where it drives a large portion of its revenue.

ETAO has a 100% contractual interest in Chainworks via the Chainworks VIE Agreements (the “Chainworks VIE Agreements”) for the purposes of consolidation of Chainworks under U.S. GAAP.

ETAO does not own any equity interest in Chainworks. Instead, ETAO receives the economic benefits of Chainworks’ business operation through a series of contractual arrangements. Chainworks, all of its shareholders (collectively, the “Chainworks Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as Chainworks VIE Agreements, on or about January 18, 2021. The Chainworks VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of Chainworks. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact Chainworks’ economic performance, bears the risks of and recognizes the financial results of Chainworks for accounting purposes only. Consequently, ETAO consolidates the accounts of Chainworks for the periods presented. Any references to control or benefits that accrue to ETAO because of Chainworks are limited to, and subject to conditions we have satisfied for consolidation of Chainworks under U.S. GAAP. Chainworks is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, Chainworks is obligated to pay service fees to ETAO Healthcare approximately equal to the net income of Chainworks after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

Each of the Chainworks VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Chainworks and ETAO Healthcare dated January 18, 2021, ETAO Healthcare shall provide Chainworks with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by Chainworks or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to Chainworks under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of Chainworks, which is approximately equal to the net income of Chainworks after deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of Chainworks’ operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or the ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Xiaowu Ma, the CEO of ETAO Healthcare, Joel Gallo, Xiaoran Li, and Lan Wang are currently directors of Chainworks pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of Chainworks, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and Chainworks.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, Chainworks and certain of the Chainworks Shareholders pledged certain percentages of his or her equity interests in Chainworks in the total amount of 100% equity interest of Chainworks to ETAO Healthcare to guarantee the performance of Chainworks’ obligations under the Chainworks VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that Chainworks or any of Chainworks Shareholders breaches its respective contractual obligations under the Chainworks VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the Chainworks Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each Chainworks Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Chainworks. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon Chainworks’ full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the Chainworks VIE Agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Chainworks’ obligations under the Chainworks VIE Agreements, (2) make sure any Chainworks Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over Chainworks. In the event that Chainworks breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of Chainworks’ issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Chainworks and (2) require Chainworks’ shareholders to pay the fund and all any payment due and payable under the Chainworks VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated January 18, 2021, certain Chainworks Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in Chainworks. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 100% equities in Chainworks are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated January 18, 2021, certain Chainworks Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of Chainworks, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of Chainworks, including but not limited to voting, the sale or transfer or pledge or disposition of shares of Chainworks in part or in whole; and (c) designating and appointing on behalf of Chainworks Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of Chainworks.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in Chainworks or terminated earlier by ETAO Healthcare. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the Chainworks Shareholders is the shareholder of Chainworks. The sale or transfer of one Chainworks Shareholder’s equity interest in Chainworks shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining Chainworks Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over Chainworks.

Insurance Agency

Aaliance Insurance Brokerage Co., Ltd.

Aaliance Insurance Brokerage Co., Ltd. (“Aaliance”) was formed in 2010. Aaliance’s operations are geared towards insurance brokerage services, particularly in the property, health, and life insurance fields. Aaliance has its headquarters in Shanghai and is located in 23 different cities and provinces, including Shandong, Beijing, Jiangsu, Zhejiang, Anhui, Henan, Fujian, Liaoning, Jilin, Heilongjiang, Yunnan, Qingdao, Suzhou and Ningbo. Based on its insurance brokerage services, Aaliance’s main source of revenue is from its insurance premiums.

ETAO has a 85% contractual interest in Aaliance via the Aaliance VIE Agreements (the “Aaliance VIE Agreements”) for the purposes of consolidation of Aaliance under U.S. GAAP.

ETAO does not own any equity interest in Aaliance. Instead, ETAO receives the economic benefits of Aaliance’s business operation through a series of contractual arrangements. Aaliance, all of its shareholders (collectively, the “Aaliance Shareholders”), and ETAO Healthcare entered into a series of contractual arrangements, also known as Aaliance VIE Agreements, on or about March 15, 2021. The Aaliance VIE Agreements are designed to provide ETAO Healthcare with the power, rights and obligations, including majority control rights and the rights to the assets, property and revenue of Aaliance. Through the VIE arrangements, ETAO has the power to direct the activities that most significantly impact Aaliance’s economic performance, bears the risks of and recognizes the financial results of Aaliance for accounting purposes only. Consequently, ETAO consolidates the accounts of Aaliance for the periods presented. Any references to control or benefits that accrue to ETAO because of Aaliance are limited to, and subject to conditions we have satisfied for consolidation of Aaliance under U.S. GAAP. Aaliance is consolidated for accounting purposes but is not an entity in which ETAO owns equity.

According to the Exclusive Business Cooperation and Service Agreement, Aaliance is obligated to pay service fees to ETAO Healthcare approximately equal to 85% of the net income of Aaliance after deduction of the losses (if any) in previous years, necessary operating costs, expenses, tax and other required PRC statutory reserve.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Aaliance and ETAO Healthcare dated March 15, 2021, ETAO Healthcare shall provide Aaliance with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, ETAO Healthcare will be the owner of any and all intellectual property to be developed in the future either by Aaliance or ETAO Healthcare to perform the Exclusive Business Cooperation Agreement from the date of this Exclusive Business Cooperation Agreement. For services rendered by ETAO Healthcare to Aaliance under this agreement, ETAO Healthcare is entitled to collect a service fee calculated based on the actual income of Aaliance, which is approximately equal to 85% of the net income of Aaliance after deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for the time same as the period of Aaliance’s operating, and can only be terminated earlier if one of the parties enters into a bankruptcy or liquidation process (either voluntary or involuntary) or ETAO Healthcare issues a written decision to terminate.

The CEO of ETAO, Mr. Wensheng Liu, the COO of ETAO Healthcare, Guizhen Zuo, the former CFO of ETAO, Joel Gallo, Ping Wang, and Min Tang are currently directors of Aaliance pursuant to the terms of the Stock Subscription Agreement. ETAO Healthcare has control and authority relating to the management of Aaliance, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. ETAO’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving the ETAO Healthcare and Aaliance.

Equity Pledge Agreement

Under the Equity Pledge Agreement among ETAO Healthcare, Aaliance and certain of the Aaliance Shareholders pledged certain percentages of his or her equity interests in Aaliance in the total amount of 85% outstanding equity interest of Aaliance to ETAO Healthcare to guarantee the performance of Aaliance’s obligations under the Aaliance VIE Agreements. Under the terms of the Equity Pledge Agreement, in the event that Aaliance or any of Aaliance Shareholders breaches its respective contractual obligations under the Aaliance VIE Agreements, ETAO Healthcare, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends distributed from the pledged equity interests. All of the Aaliance Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, ETAO Healthcare is entitled to dispose the pledged equity interest in accordance with applicable PRC laws. Each Aaliance Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice ETAO Healthcare’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Aaliance. ETAO Healthcare shall cancel or terminate the Equity Pledge Agreement upon Aaliance’s full payment of the fees payable under the Exclusive Business Cooperation Agreement and full performance of the obligations under the Aaliance VIE Agreements.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Aaliance’s obligations under the Aaliance VIE Agreements, (2) make sure any Aaliance Shareholder does and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice ETAO Healthcare’s interests without ETAO Healthcare’s prior written consent, and (3) provide ETAO Healthcare de facto control over Aaliance. In the event that Aaliance breaches its contractual obligations under the Exclusive Business Cooperation Agreement, ETAO Healthcare will be entitled to foreclose on and dispose all of Aaliance’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Aaliance and (2) require Aaliance’s shareholders to pay the fund and all any payment due and payable under the Aaliance VIE Agreements to the ETAO Healthcare.

Exclusive Option Agreement

Under the Exclusive Option Agreement dated March 15, 2021, certain Aaliance Shareholders irrevocably granted ETAO Healthcare (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, certain portion of its equity interests in Aaliance. The option price shall be RMB100 or equal to the lowest price legally permitted by applicable PRC laws and regulations.

The Exclusive Option Agreement shall remain effective until the 85% equities in Aaliance are transferred to the ETAO Healthcare and/or an entity designated by ETAO Healthcare.

Proxy Agreement

Under the Proxy Agreement dated March 15, 2021, certain Aaliance Shareholders authorized ETAO Healthcare to act on its behalf as its exclusive agent and attorney with respect to all rights as shareholders of Aaliance, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all of the shareholders’ rights that the shareholders are entitled to under PRC laws and the articles of association of Aaliance, including but not limited to voting, the sale or transfer or pledge or disposition of shares of Aaliance in part or in whole; and (c) designating and appointing on behalf of Aaliance Shareholders the legal representative, the executive directors, supervisors, the chief executive officer and other senior management members of Aaliance.

The Proxy Agreement shall remain effective until the shareholder does not hold any equity in Aaliance or terminated earlier by ETAO Healthcare. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as any of the Aaliance Shareholders is the shareholder of Aaliance. The sale or transfer of one Aaliance Shareholder’s equity interest in Aaliance shall not interfere with or affect the force and validity of the Proxy Agreement as to the remaining Aaliance Shareholders.

The Exclusive Business Cooperation Agreement, together with the Equity Pledge Agreement, and Exclusive Option Agreement, and the Proxy Agreement, enable ETAO Healthcare to exercise effective control over Aaliance.

Technology

Technology is at the core of ETAO’s business, enabling it to operate its spaces with high efficiency and build an integrated platform to serve and empower its members both online and offline. ETAO and its subsidiaries’ research and development team, consisting of more than 40 staff based in China with extensive internet- and technology-industry backgrounds, focuses on optimizing its systems based on business development, data analytics and member feedback. ETAO plans to continue to invest in technology to refine its capabilities of data analytics and technologies to improve its operation efficiency and to drive monetization opportunities.

Privacy and Data Security

ETAO has implemented internal rules and policy governing the use and sharing of personal and business data that it collects. ETAO is able to obligate its subsidiaries to comply with ETAO’s policies and internal rules. ETAO’s access to user data is on a strict “need-to-know” basis. ETAO has also developed protocols, technologies and systems to implement such rules and policy. Data encryption and masking are implemented to ensure data safety.

ETAO’s customers of the VIE entities must acknowledge the terms and conditions of the user agreement before using ETAO’s spaces or its app regardless of whether its ETAO’s headquarter or subsidiaries.

Intellectual Property

ETAO  develops and protects its intellectual property portfolio by registering its patents, trademarks, copyrights and domain names. ETAO has also adopted a comprehensive set of internal rules for intellectual property management.

ETAO has entered into standard employee agreements with its employees, including research and development employees, which provide that the intellectual property created by them in connection with their employment with ETAO is ETAO’s intellectual property. There are approximately 20 employees of ETAO.

As of December 1, 2022, ETAO and the VIEs had registered 64 patents (among which, 12 patents are in process), 67 trademarks, and 44 copyrights.

Pursuant to PRC Patent Law last amended by the SCNPC on October 17, 2020 and which became effective on June 1, 2021, as well as the Detailed Rules for the Implementation of the PRC Patent Law promulgated by the State Council on January 9, 2010 and took effect on February 1, 2010, there are three types of Chinese patents: “invention”, “utility model” and “design”, and the terms (from the date of filing application) of which are typically valid for 20 years, 10 years and 15 years, respectively. If there is no reason to reject the “utility model” and “design” patent application after a preliminary examination, the patent administrative department shall make a decision to grant a patent for the utility model or design, issue the relevant patent certificate, and register and announce it. The patent right for utility model or design shall become effective as of the date of announcement.

As for the “invention” patent, upon the request of the invention patent applicant made at any time within three years from the date of application, the patent administrative department will make a substantive examination (“substantive examination”) on the application; if, without any justifiable reason, the applicant fails to request a substantive examination within the limit, the application shall be deemed to have been withdrawn. If there is no reason to reject the patent invention application after a substantive examination, the patent administrative department shall make a decision to grant a patent for the invention, issue an invention patent certificate, and register and announce it. The patent right for invention shall become effective as of the date of announcement.

Properties and Facilities

ETAO leases the properties for its principal executive office, which is located on Anzhen West Li, Zhejiang Building, 1613-1615, Chaoyang District, Beijing, China. The lease is for a five (5) year term, which expires in January of 2026 and the Company currently pays $15,000 per month in rent.

Competition

1. Telemedicine Line of Business

We view as our competitors those companies that currently (or in the future will) (i) develop and market virtual care technology (devices, software, and systems) or (ii) provide virtual care services, such as the delivery of on-demand access to healthcare and medicine. Competition focuses on, among other factors, experience in operation, customer service, quality of technology and know-how, and reputation. Competitors in the telemedicine and expert medical services market include MDLive, Inc. (now owned by Cigna), American Well Corporation, Included Health, Ping’an Good Doctor, Tele-Doc, Linkdoc, and Accolade, Inc., among other smaller industry participants.

2. Insurance Intermediary Line of Business

Generally, three types of insurance players are involved in the distribution of insurance products in the PRC: professional insurance intermediaries, insurance companies, and companies with ancillary insurance sales functions, such as banks, postal offices and internet companies. The insurance distribution market is highly diverse and the professional levels vary tremendously.

We compete primarily on the basis of:

●	our unparalleled operating history and large insurance client base with high repurchase rates;

●	our expertise in understanding customers’ demand for auto insurance products and our capability of selecting and mobilizing suitable products to meet their fast-changing demands;

●	our capability of designing and developing customized insurance products;

●	our robust client acquisition channels and efficient client conversion capabilities;

●	our ability to provide best-in-class insurance client service and experience; and

●	our well-established business relationships with insurer partners continuously reinforced by our risk management.

As internet-based insurance companies took off in the last few years, certain professional insurance intermediaries expanded their business online and the online insurance sales market also became more and more competitive, joined by gigantic information technology companies, such as Alibaba Group, Tencent Holdings, Baidu, Inc. and JD.com, Inc.

We deem the following insurance intermediaries as our principal and direct competitors: HJXYBX.com, Hua Kang Insurance Agency, Waterdrop, Ping’an Good Doctor, and Da Tong Insurance Sales Company.

3. Hospital Line of Business

ETAO operates in the hospital line of business in a unique way by providing hospital like services through its integrated Offline-Merging-Online platform. ETAO provides a full spectrum of healthcare capabilities. ETAO serves as a convenient “front door” that connects members to the healthcare they need — from on-demand visits with a licensed doctor to complex case consultations with the world’s top specialists. Therefore, in this industry, the competition includes Ping’an Good Doctor who operates online platforms in the healthcare and hospital industry. However, some of its competitors may have more resources than ETAO does, and may be able to devote greater resources than ETAO can to expand their business and market shares. See “Risk Factors — Risks Related to ETAO’s Business and Industry” If ETAO is not able to compete effectively with others, its business, financial condition and results of operations may be materially and adversely affected.”

Employees

ETAO and the VIEs together with their respective subsidiaries had a total of 3,600 employees as of August 28, 2023 based in Greater China.

Under PRC regulations, most of the VIEs participate in various statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. The VIEs are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government from time to time. In addition, ETAO purchased additional commercial health insurance to increase insurance coverage of its employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of ETAO’s business. ETAO has adopted the 2020 Plan to grant share-based incentive awards to its employees to incentivize their contributions to its growth and development.

ETAO enters into standard labor contracts with its employees. ETAO also enters into standard confidentiality agreements with its senior management that contain non-compete restrictions.

ETAO believes that it maintains a good working relationship with its employees, and ETAO has not experienced any major labor disputes.

Insurance

Consistent with industry practices, ETAO maintains three types of insurance, namely public liability insurance, third party liability insurance, and property all risks insurance. ETAO considers its insurance coverage to be sufficient for its business operations in China.

Legal Proceedings

ETAO is currently not a party to any material legal or administrative proceedings. ETAO may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of ETAO’s resources, including its management’s time and attention.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” and elsewhere in this annual report on Form 20-F.

Certain of the information contained in this discussion and analysis or set forth elsewhere in this registration statement/prospectus, including information with respect to plans and strategy for ETAO’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” ETAO’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from ETAO’s forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward- Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this ETAO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “ETAO,” “we,” “us,” “our,” and other similar terms refer to ETAO prior to the Business Combination and to ETAO and its consolidated subsidiaries, 11 VIEs and their respective VIE subsidiaries.

Overview

ETAO International Group (“ETAO” “we”, “our”) was registered and incorporated as a Cayman Islands exempted company on August 31, 2020. The main business of the Company is to provide a comprehensive ecosystem of healthcare starting in the PRC and ultimately developing an international brand.

ETAO plans to provide a comprehensive healthcare service which will consist of both online and offline capabilities. These services include online health insurance and pharmacy, digital diabetes management and biotech. Offline healthcare services consist of hospital and specialty clinics, such as infertility, orthopedic surgery, plastic surgery and primary care. Upon Completion, this uniquely integrated ecosystem will serve to provide synergistic advantages in healthcare delivery.

Impact of COVID-19

In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified in Wuhan, China. Through the first quarter of 2020, the disease became widespread around the world, and on March 11, 2020, the World Health Organization declared a pandemic. Our business and operations have been adversely affected by the COVID-19 pandemic, as have the markets in which our customers operate. The COVID-19 pandemic has caused and continues to cause significant business and financial markets disruption worldwide and there is significant uncertainty around the duration of this disruption and its ongoing effects on our business. As a result of the COVID-19 pandemic, we instituted work from home orders which resulted in the length of our sale cycles generally increase and some of our customers put purchase decisions on hold, in particular customers in our insurance and hospital segments. While several of these delays have since materialized into contracts, it is yet to be determined whether outstanding delays are permanent.

Due to the COVID-19 pandemic, we may require some of our employees, from time to time, to work remotely to minimize the risk of the virus and to be in compliance with local vaccination and testing policies. While working remotely has proven to be effective to this point, it may eventually inhibit our ability to operate the business optimally. Furthermore, while there have been isolated COVID-19 hot spots in China during 2021 and 2022, we are anticipating COVID-19 to have less of an impact during 2022.

However, the possibility remains that an increase in COVID-19 cases may result in future strict quarantine and stay at home orders instituted by the government. If such declarations were made in a city where ETAO has operations, it may impair our ability to meet our stated targets.

We continue to closely monitor the situation and the effects on our business and operations. We do not yet know the full extent of potential impacts on our business and operations. However, each of ETAO’s consolidated subsidiaries, 12 VIEs and their respective VIE subsidiaries have been fully compliant with the PRC’s COVID policies. The PRC has been highly effective in controlling COVID. Barring a severe COVID outbreak, we do not expect a major impact to the operations going forward.

Key Factors Affecting ETAO’s Results of Operations

ETAO operates in China’s telehealth industry and its results of operations and financial condition are influenced by the macroeconomic factors affecting this industry, such as China’s economic growth, the impact of COVID-19 outbreak on the economy in China or worldwide, the emergence of China’s new economy and internet companies under favorable policies encouraging entrepreneurship and innovation, affecting the healthcare industry.

ETAO’s results of operations and financial condition are also subject to changes in the regulatory regime governing China’s telehealth, healthcare and technologies. The PRC government regulates various aspects of ETAO business and operations, such as medical data, patient data and associated data security factors. See “Risk Factors — Risks Relating to Doing Business in China — Regulation and censorship of information disseminated over the internet in China may adversely affect ETAO’s business and reputation and liability for information displayed on ETAO’s website.”

Additionally, ETAO believes that its results of operations and financial condition are also affected by a number of company-specific factors, including the factors discussed below.

ETAO’s Ability to refine its telemedicine service offering

Telemedicine is a fundamental healthcare service in which ETAO hopes to become one of the leading providers of telemedicine in China and other countries. By necessity, COVID-19 accelerated the adoption of telemedicine throughout the world. China is no exception. Patients in China generally appreciate the convenience and increased access to healthcare services. This is especially true in remote areas, where access to healthcare services can be limited. ETAO’s telemedicine services will include concierge medicine, second opinion oncology services, management of chronic diseases and continuing medical education.

There are inherent risks to Etao in the creation and development of telemedicine services. Brand recognition, traction, and the perceived benefit of these telemedicine services (both by patients and healthcare providers) must be created and successfully marketed. Subsequently, ETAO must ensure that the high quality of its telemedicine services is consistently maintained.

ETAO’s Ability to identify high-quality target companies to fuel its growth strategy.

ETAO will seek to acquire healthcare entities that are synergistic to ETAO’s operations. Any potential acquisition must undergo a thorough due diligence process in order to determine the contributive value to ETAO’s operations. This due diligence process will include, and is not limited to, evaluation of the competitive landscape, cash flow, management team and corporate leadership, ability to integrate and finances required to complete the acquisition. Fundamental to any potential acquisition is evaluating whether the potential healthcare target can adopt ETAO’s corporate culture. An inherent risk to this strategy is whether ETAO can complete the intended acquisition in an efficient manner and integrate the target company within ETAO’s already existing operating structure.

ETAO’s Ability to continue to integrate and derive synergies from its operating entities.

ETAO must begin to market its healthcare services and create a corporate identity synonymous with its vision of a patient centric model. That vision is for ETAO to consistently provide the best-in-class care and best-in-class patient experience with each interaction. Creating that brand recognition model will start with the establishment of urgent care centers similar to urgent care business models in the U.S. and other countries. These urgent care centers act as low acuity emergency departments, as well as offering primary care medical services. A positive initial interaction in which patient expectations are exceeded, along with a patient centric model, will serve as an introduction to ETAO and differentiate ETAO from other competitors’ healthcare services. The expectation is that patients will associate a higher level of service from ETAO.

ETAO will ensure that those expectations are met through customer service training, continuing education services and a corporate commitment to the patient centric model. This will generate interest in ETAO’s other healthcare services, such as aesthetics, infertility, concierge medicine and health insurance brokerage. Each iteration is an opportunity to differentiate ETAO from other healthcare companies.

ETAO’s ability to maintain an early mover advantage as it deploys innovative healthcare modalities.

ETAO envisions becoming a full-service healthcare provider with both online digital and offline physical assets. ETAO will provide digital health services, private health insurance, online and offline pharmacy services and physical hospital and clinic facilities. Our brand development will emphasize the unique nature of offering a comprehensive set of healthcare options. We believe this is unique to ETAO as compared to the present competitive landscape in China. Building and maintaining this healthcare ecosystem provides a distinct competitive advantage over other healthcare providers. According to our research, ETAO is one of the few companies in China offering a full suite of healthcare services combining online and offline capabilities. It is incumbent upon ETAO to maintain this early mover advantage, evaluating healthcare sector trends, innovative patient service offerings and patient demand for emerging services. ETAO’s ability to compete effectively in the marketplace will depend on its aptitude for maintaining an early mover advantage and commercialize demand for emerging healthcare services. A key component of our corporate culture is ensuring that each interaction with a patient is an opportunity to exceed expectations and build customer loyalty.

Key Components of Results of Operations

Revenue

ETAO generates revenue through four lines of business, which are: insurance agency commission, sale of medical supply products, inpatient and clinic care, and provision of medical technology services.

1.	Insurance agency commission

Commission is generated from sales of medical insurance. ETAO, through Aaliance Insurance Brokerage Co., Ltd., (“Aaliance”) markets and sells insurance policies originated by multiple insurance carriers via offline and online platforms. ETAO recognizes the commission revenue on a net basis as it acts as an agency in these transactions and is not responsible for fulfilling the promise to provide the specified insurance products. ETAO recognizes revenue at the point of time when the insurance policy has been issued to the policyholder. Payments are typically either made in advance or upon completion of the writing of the policy.

2.	Sales of medical supplies or products

ETAO, through certain VIEs, sells pharmaceutical products to hospital inpatients and outpatients in accordance with medical prescriptions. ETAO recognizes the revenue on the consolidated basis when the pharmaceutical products are physically transferred to patients and fees can be collected. ETAO is considered as a principal in the sale of pharmaceutical products because it takes inventory risk for the goods that are to be sold; accordingly, revenue is recognized on a gross basis. The performance obligation is the transfer of possession and control of the pharmaceutical product to the patient.

ETAO, through certain VIEs, sells medical supplies to hospitals or clinics. ETAO recognizes the revenue on the consolidated basis when the medical supplies are handed over to clinics and proceeds can be collected. The performance obligation is the transfer control and possession of the products to the hospitals or clinics. ETAO is considered as a principal when its sells the medical supplies because it takes inventory risk for the goods to be sold; accordingly, revenue is recognized on a gross basis. Payments is typically received after delivery of products.

3.	Provision of medical or clinical services

ETAO, through certain VIEs, provides various medical and clinical services to patients. ETAO recognizes revenue on a consolidated basis when individual deliverable services such as diagnosis, lab work, scans, consultation, and treatments, have been provided to the patients. Medical and clinical service revenue is recognized on a gross basis, as ETAO is responsible to supervise, evaluate, manage, and compensate medical staff who deliver the services, and ETAO has discretion in establishing the pricing for services charged to patients. The performance obligation is the provision of services detailed above to patients. Each deliverable service is typically completed in a single visit. Payment is received from patients after completion of each visit as well as through reimbursement by the government. For example, and in particular for Mengzhou, their system will identify whether each medical treatment requires a reimbursement and the specific proportion of that reimbursement according to the details of the patient’s treatment. The system will then record the reimbursement and such will be allocated to Megnzhou by the Medical Insurance Bureau on a monthly aggregated amount. The Medical Insurance Bureau’s cycle to provide reimbursements to Mengzhou is generally about 60-90 days. Specific price concessions and charitable assistance provided by Mengzhou is carried out according to the overall arrangement of the hospital. For poor patients and those with special diseases, such patients will be given a discount.

4.	Provision of medical technology services

ETAO, through certain VIEs, provides medical software services to hospitals and/or clinics. ETAO recognizes the revenue on a consolidated basis when the performance obligation has been met, which is when software is provisioned and made available to customers to use over a period of time. ETAO also has developed an APP for medical consultations delivered online. ETAO provides value added services via its end-to-end APP solution, to patients by providing access to a network of contracted physicians, pharmacies, and medical supply vendors across many geographical regions to deliver medical consultations, medication, and supplies without patients having to leave their homes. ETAO accounts for fees collected through its APP using the gross method of accounting because the management has determined that it act as a principal in the transactions because ETAO exercises control over the pricing of services and product offered, ETAO has entered into minimum purchase commitments with pharmacies to procure medication each year, and minimum payouts to doctors conducting consultations through the APP regardless of the number of patients consulted. Total gross revenues generated by such activities by ETAO from the date of acquisition to December 31, 2021 was approximately $116 thousand.

ETAO has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations in (i) contracts that have an original expected length of one year or less; and (ii) contracts where revenue is recognized as invoiced.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized when the Company has satisfied ETAO’s performance obligation and has the unconditional right to payment.

Advance from customers consists of payments received related to unsatisfied performance obligations at the end of the period. These are considered contract liabilities. The advance from customers as of December 31, 2022 and December 31, 2021 were $748,296 and $778,125, respectively.

The following table identifies the disaggregation of the Company’s revenue for the year ended December 31, 2022 and 2021:

	2022	2021
Net product revenue	$5,027,612	$5,205,352
Hospital services revenue	37,353,737	32,075,684
Insurance brokage	14,327,161	14,767,668
Software and other technical service revenue	1,351,515	1,288,574
Total	$58,060,025	$53,337,278

Cost of revenue

Cost of revenue for insurance commission business mainly consists of advertising cost through online or offline and other channel expense in order to access to more potential insurance buyers.

Cost of revenue for medical products mainly consists of inventory cost of (a) pharmaceuticals and medical tools to be sold for pharmaceuticals sales; and (b) materials used, outsourcing production cost, allocated overhead, and other direct cost for the products ETAO produced.

Cost of revenue for medical service or clinic services mainly consists of materials used, doctors and nursery cost, allocated overhead, and other direct cost for the service the company provided.

Cost of revenue for technology service mainly consists of labor cost directly related to the service delivered to customers.

Value added tax (“VAT”)

ETAO is subject to VAT and related surcharges on revenue generated from services provided or products sold. ETAO records revenue net of VAT. This VAT may be offset by qualified input VAT paid by ETAO to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 6% for taxpayers providing services and 13% for products sold. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

Operating expenses

ETAO’s operating expenses consist primarily of selling expenses, general and administrative expenses, and research and development expenses.

Selling expenses

ETAO’s selling expenses mainly consists of labor expenses for sales personnel, commission for sales staff and other miscellaneous selling expenses.

General and administrative expenses.

ETAO’s general and administrative expenses mainly consist of professional service fees, labor expenses, unexpected inventory loss from closing of warehouses and other miscellaneous administrative expenses.

Research and development expenses

ETAO’s research and development expenses consist primarily of salaries and benefits of employees and related expenses for IT professionals involved in developing technology platforms, server and other equipment depreciation, bandwidth and data center costs, and rental fees. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Share-based compensation expenses

All share-based awards granted to employees, which are share options, are measured at fair value on grant date. Share based compensation expense is recognized using the straight-line method, over the requisite service period, which is the vesting period.

Operating leases

Prior to the adoption of ASC 842 on January 1, 2019:

Leases, mainly leases of factory buildings, offices and employee dormitories, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. ETAO had no finance leases for any of the periods stated herein.

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

ETAO determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in ETAO’s consolidated balance sheets. ROU assets represent ETAO’s right to use an underlying asset for the lease term and lease liabilities represent ETAO’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, ETAO includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As ETAO’s leases do not provide an implicit rate, ETAO used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ETAO has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, ETAO elected not to apply ASC 842 recognition requirements; and (ii) ETAO elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Finance lease

ETAO classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

●	The lease term is for the major part of the remaining economic life of the underlying asset;

●	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Lease term includes rent holidays and options to extend or terminate the lease when ETAO is reasonably certain that it will exercise that option. ETAO does not recognize finance lease assets or lease liabilities for renewal periods unless it is determined that ETAO is reasonably certain of renewing the lease at inception or when a triggering event occurs. The lease assets for finance leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. The interest and amortization expense of finance lease are presented separately. Interest expense is determined using the effective interest method. Amortization expense is recorded on a straight-line basis of the finance lease assets. ETAO’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Impairment loss on long-term investments

ETAO’s impairment loss on long-term investments was impairment loss recognized when the investees’ operating performances indicate that the carrying value of the investment was no longer recoverable.

Taxation

Cayman Islands

ETAO is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, ETAO is not subject to income, corporation, or capital gains tax in the Cayman Islands. In addition, Etao’s payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC

ETAO is considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

The income tax provision consists of the following components:

	For the year ended
	December 31, 2022	December 31, 2021
Current income tax expenses	672,578	520,265
Deferred income tax effect	(15,485)	(16,078)
Total income tax expenses	$657,093	$504,187

A reconciliation between the Company’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2022	2021
Loss before income tax expense	$(204,752)	$(367,022)
Computed income tax expense with statutory tax rate	(51,188)	(91,756)
Preferential deduction	-	-
Changes in valuation allowance	708,281	595,943
Income tax expense	$657,093	$504,187

As of December 31, 2022 and December 31, 2021, the significant components of the deferred tax assets are summarized below:

	As of
	December 31, 2022	December 31, 2021
Deferred tax assets:
Bad debt provision	$96,812	$89,109
Total deferred tax assets	96,812	89,109
Valuation allowance	-	-
Deferred tax assets, net of valuation allowance:	96,812	89,109

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

According to the requirements of Cai Shui [2014] No. 26, Enterprises that qualify as encouraged industrial enterprises located in Heng Qin New Area in Guangdong province, Ping Tan Comprehensive Experimental Area in Fujian province and Qian hai shen gang Modern Service Cooperation Zone in Shenzhen are subject to a tax rate of 15%.

For enterprises with an annual taxable income amount no more than RMB 0.5 million in 2017, and the annual taxable income of no more than RMB 1 million in 2018, such enterprises shall qualify as small low- profit enterprises, and only 50% of such enterprises’ taxable income shall be subject to enterprise income tax at a reduced tax rate of 20%.

According to Caishui [2019] No. 13, small and low-profit enterprises shall meet three conditions for receiving preferential tax treatment, including (i) the annual taxable income of not more than RMB 3 million, the number of employees of not more than 300, and (ii) the total assets of not more than RMB 50 million. For small, low-profit enterprises whose annual taxable income is not more than RMB 1 million, such enterprises are subject to the preferential income tax rate of 5%. For small, low-profit enterprises whose annual taxable income exceed RMB 1 million, but not more than RMB 3 million, such enterprises are subject to the preferential income tax rate of 10%.

As a Cayman Islands holding company, Etao may receive dividends from its PRC subsidiaries. The PRC EIT Law and its implementing rules provide that for dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to receive the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to receive the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

If Etao in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Relating to Doing Business in China — If PubCo is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to PubCo and its non-PRC shareholders.”

ETAO did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022 and 2021, respectively. ETAO does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Critical Accounting Policies, Judgments and Estimates

ETAO prepares its financial statements in conformity with U.S. GAAP, which requires it to make judgments, estimates and assumptions. ETAO continually evaluates these estimates and assumptions based on the most recently available information, its own historical experience and various other assumptions that ETAO believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from ETAO’s expectations as a result of changes to its estimates. Some of ETAO’s accounting policies require a higher degree of judgment than others in their application and require it to make significant accounting estimates.

The critical accounting policies, judgments and estimates that ETAO believes to have the most significant impact on its combined and consolidated financial statements are described below, which should be read in conjunction with its combined and consolidated financial statements and accompanying notes and other disclosures included in this proxy statement/prospectus. When reviewing Etao’s financial statements, you should consider (i) its selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principle of consolidation

ETAO’s combined and consolidated financial statements include the financial information of Etao and its subsidiaries, the VIEs and VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon combination and consolidation.

Impairment of right-of-use assets and other long-lived assets

ETAO reviews its right-of-use assets, or ROU assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors ETAO considers to be important which could trigger an impairment review primarily includes (a) significant underperformance relative to projected operating results; (b) significant changes in the overall business strategy; (c) significant adverse changes in legal or business environment and (d) significant competition, unfavorable industry trends, or economic outlook. When these events occur, ETAO measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, Etao would recognize an impairment loss based on the fair value of the assets. Etao measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate, operating costs. The weighted average cost of capital is used as the discount rate.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. The consideration was made in the form of cash payment. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

For ETAO’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to ETAO. Consolidated net loss on the consolidated statements of operation and comprehensive loss includes the net loss attributable to non- controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in ETAO’s consolidated balance sheets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Furniture	5 years
Office equipment	3-15 years
Vehicle	5 years
Medical equipment	5-10 years
Buildings	50 years
Leasehold improvement	The same as the operating lease period

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

Intangible assets, net

Intangible assets are recognized and measured at cost or at fair value if acquired through a business combination. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Category	Estimated useful lives
Software	5-10 years
Land use right	50 years
Domain names	5-6 years
Trademark and patent	5-20 years
Customer relationship	9-10 years

Impairment of long-lived assets (other than goodwill)

ETAO reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, ETAO measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, ETAO would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. During the year ended December 31, 2021, ETAO made the impairment of $3,766,000 at the full cost of investment into Changsha Zhenghe Orthopedics Hospital Limited. The Company made the impairment of $11,019,619 during the year ended December 31, 2022.

Goodwill

Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 and in between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired.

In accordance with the Financial Accounting Standards Board (“FASB”) guidance on “Testing of Goodwill for Impairment”, ETAO has the option to assess qualitative factors first to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If ETAO decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its fair value, but not to exceed the carrying amount of goodwill.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

Results of Operations

ETAO was registered and incorporated as a Cayman Islands exempted company on August 31, 2020. From March 15, 2021 to June 30, 2021, ETAO signed a series of VIE agreements and issued 14,704,271 shares to acquire majority equity interest in each of the 11 Consolidating VIEs in China. Through VIE agreements, the WFOEs control 11 entities in China, including 6 hospitals and chain clinics, 4 technology related healthcare companies and 1 insurance brokerage agency. The acquisitions have been accounted for elsewhere in the financial statements using the purchase accounting method, reflecting the acquisition as of the date on which the acquirer obtained control of the acquiree.

As a holding company with no material operations of its own, ETAO conducts substantially all of its operations through the VIEs, of which ETAO receives economic benefits via a series of variable interest entity agreements. Neither ETAO nor its subsidiaries own any share in the VIEs. Instead, ETAO receives the economic benefits of the VIE’s business operations through certain contractual arrangements. The contractual arrangements with respect to the VIEs are not equivalent to an equity ownership in the business of the VIE and the investors may never hold equity interests in VIEs unless the VIE Agreements are replaced with the direct ownership of the VIEs by the WFOEs. Instead, for accounting purposes, we receive the economic benefits of the VIE’s business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP. The VIE Agreements are designed to provide ETAO with certain powers, rights, and obligations to the VIEs, as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in the WFOEs and the provisions of the VIE Agreements. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. The VIE Agreements or the contractual control structure is used to provide non-Chinese investors with exposure to foreign investment in China-based companies where Chinese laws impose certain restrictions on foreign ownership over such companies of certain categories. Consequently, the Company consolidates the accounts of VIE for the periods presented. Any references to control or benefits that accrue to ETAO because of the VIE are limited to, and subject to conditions we have satisfied for consolidation of the VIE under U.S. GAAP. The Consolidating VIEs are consolidated for accounting purposes but is not an entity in which ETAO owns equity. ETAO does not conduct any active operations and is the primary beneficiary of the VIE for accounting purposes only.

Year ended December 31, 2022 Compared to December 31, 2021

For comparability, the following table summarizes Etao’s consolidated results of operations on a pro forma basis as if the acquisitions had occurred at the beginning of 2021 for the year ended December 31, 2021.

This information should be read together with Etao’s combined and consolidated financial statements and related notes included elsewhere in this registration statement. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	2022	2021 proforma	Variance	%

Revenue	58,060,025	68,247,522	(10,187,497)	-14.9%
Cost of revenue	(39,060,362)	(48,717,823)	9,657,461	-19.8%
Gross profit	18,999,662	19,529,699	(530,036)	-2.7%

Selling Expense	(7,570,575)	(6,403,120)	(1,167,455)	18.2%
General & Administrative expense	(746,446,216)	(17,898,946)	(728,547,269)	4070.3%
Research & Developing expense	(2,129,176)	(1,428,417)	(700,759)	49.1%
Operating loss	(737,146,304)	(6,200,785)	(730,945,520)	11788.0%

Other income/loss	(159,191,657)	(3,926,910)	(155,264,747)	3953.9%
Total loss	(896,337,961)	(10,127,695)	(886,210,267)	8750.4%

Continuing operation loss	(161,000,054)	(10,692,988)	(150,307,066)	1405.7%

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations in (i) contracts that have an original expected length of one year or less; and (ii) contracts where revenue is recognized as invoiced.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized when the Company has satisfied the Company’s performance obligation and has the unconditional right to payment.

The Company generates revenue through four lines of business, which are: insurance agency commission, sale of medical supply products, inpatient and clinic care, and provision of medical technology services. The following table identifies the disaggregation of the Company’s pro forma net revenue for the years ended December 31, 2022 and 2021:

Net revenue

	2022	2021
Net product revenue	$5,027,612	$7,245,703
Hospital services revenue	37,353,737	39,033,019
Insurance brokerage	14,327,161	20,115,096
Software and other technical service revenue	1,351,515	1,853,704
Total	$58,060,025	$68,247,522

For the year ended December 31, 2022, net product revenue, hospital services revenue, insurance brokerage revenue, and software and other technical services revenue represented 8.7%, 64.3%, 24.7%, and 2.3% of net revenue, respectively, compared to 9.4%, 50.9%, 24.7%, 2.3%, respectively, for the year ended December 31, 2021.

Net revenue for the year ended December 31, 2022, was $58,060,025 compared to $68,247,522 for the year ended December 31, 2021, reflecting a decrease of $10,187,497, or 14.9%. The decrease in net revenue is primarily attributable to the restructuring of the business model within the insurance brokerage segment in 2021 to focus on private health insurance, as opposed to its auto, home and other non- health related insurance products.

For the year ended December 31, 2022, products sales revenue decreased by $2,218,091 or 30.6%, from $7,245,703 in 2021 to $5,027,612 in 2022. The decrease was mainly due to a decrease of dental kits and tools sales by $477,703, and a decrease of diabetes related devices and supplies sales by $1,546,583. The decrease of dental kits and tools sales was primarily attributed to the fact that one significant distributor stopped to distribute the Company’s dental kits and tools in 2022, and the Company was not able to find a new one to replace it within a short period. The decrease of diabetes related devices and supplies sales was primarily due to 1) COVID -19 effect in the second half year of 2022, and 2) lower incentive plans for sales personnel in 2022 as compared to 2021.

For the year ended December 31, 2022, the business model restructuring resulted in a decrease in net revenue for the insurance brokerage business of $5,787,935, or -28.8%.

For the year ended December 31, 2022, hospital service revenue decreased by $1,679,282 or 4.3%, compared with 2021. The slight decrease was mainly due to COVID-19 effect in late 2022.

For the year ended December 31, 2022, software and other technical services revenue decreased by $502,189 or 27.1%, as compared to 2021. The decrease was mainly due to more severe competition in the marketplace.

Cost of revenue

Cost of revenue for medical products was primarily attributable to inventory cost of (a) pharmaceuticals and medical tools to be sold for pharmaceuticals sales; and (b) materials used, outsourcing production cost, allocated overhead, and other direct cost for the products the company produced.

Cost of revenue for medical service or clinic services was primarily attributable to materials used, doctors and nursery cost, allocated overhead, and other direct cost for the service the company provided.

Cost of revenue for the insurance brokerage business was primarily attributable to advertising cost through online or offline and other channel expense in order to access to more potential insurance buyers.

Cost of revenue for technology service was primarily attributable to labor cost directly related to the service delivered to customers.

	2022	2021
Cost of product sales	$3,030,462	4,857,049
Cost of revenue for hospital services	25,454,350	27,034,054
Cost of revenue for insurance brokerage	10,278,285	16,449,789
Cost of software and other technical service revenue	297,265	376,930
Total	$39,060,362	48,717,823

Cost of revenue of ETAO for the year ended December 31, 2022 was $39,060,362 compared to $48,717,823 for the prior year, reflecting a decrease of $9,657,461, or 19.8%, primarily associated with the restructuring of the insurance brokerage business and the corresponding decrease in net revenues.

For the year ended December 31, 2022, cost of products sales decreased by $1,826,587 or 37.6%, from $4,857,049 in 2021 to $3,030,462 in 2022. The decrease was mainly due to the decreased cost of dental kits and tools sold by $278,237, and decrease in cost of diabetes related devices and supplies sold by $1,374,551. The decrease is generally in line with the decrease of related sales for these two types of products.

For the year ended December 31, 2022, cost of hospital service revenue decreased by $1,579,704 or 5.8%, as compared to year 2021. The decrease ratio is generally in line with the revenue decrease ratio.

For the year ended December 31, 2022, cost of revenue for insurance brokerage decreased by $6,171,504 or 37.5%, as compared to 2021. The decrease in cost of revenue is primarily associated with the restructuring of the insurance brokerage business and the corresponding decrease in net revenues.

For the year ended December 31, 2022, cost of software and other technical services revenue decreased by $79,665 or 21.1%, as compared to 2021. The decrease was mainly due to the decrease of technical service revenue. The cost of revenue decrease ratio is lower than the revenue decrease ratio, which is resulted from certain fixed cost for service the Company rendered.

Selling expenses

Selling expenses consist primarily of labor expenses for sales personnel, commission for sales staff and other miscellaneous selling expenses.

Selling expenses of ETAO for the year ended December 31, 2022 was $7,570,575, compared to $6,403,120 for the prior year, showing an increase of $1,167,455, or 18.2%, primarily resulting from the incremental selling expenses of $796,421 attributed to promotion of new insurance products and increment selling expenses of $573,747 attributed to Guiyang Tianlun Hospital, which was newly established in 2021.

General and administrative expenses

General and administrative expenses of ETAO consist primarily of professional service fees, labor expenses, unexpected inventory loss from closing of warehouses and other miscellaneous administrative expenses.

ETAO’s general and administrative expenses for the year ended December 31, 2022 was $746,446,216 compared to $18,898,946 for the prior year, representing an increase of $728,547,270 or 4070.3%. The Increase is mainly resulted in the shares issued to certain shareholders and third parties before merger to balance their contribution to the Company, with total number of 73,599,500 shares at fair value of $735,995,000. Excluding this share based compensation effect, the general and administrative expenses was representing a decrease of $7,447,731. The decrease in general and administrative expenses is primarily attributable to 1) ETAO Board approved 2021 share based compensation of $5,000,000 in connection with incentives for eligible to Guiyang Hospital officers and managers between 2022 and 2024 for achieving certain KPI targets, 2) one-off cost of $841,978 recorded in 2021 related to the introduction of, and transition to new insurance products, and 3) expense cut-off and resources re-allocation to be adapt to decrease of revenue.

Research and development expenses

Research and development expenses of ETAO for the year ended December 31, 2022 was $2,129,176 compared to $1,428,417 for the prior year, representing an increase of $700,759 or 49.1%, primarily due to continuing increase in expenditures to fuel additional growth in each of ETAO’s business segments and re-allocated more personnel and resources to R&D.

Research and development expenses consist primarily of salaries and benefits of employees and related expenses for IT professionals involved in developing technology platforms, server and other equipment depreciation, bandwidth and data center costs, and rental fees. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Other income, net

Total other loss of ETAO for the year ended December 31, 2022 was $159,191,657 compared to $3,926,910, primarily attributable to $159,299,092 of impairments on equity investments and goodwill in 2022, as $3,905,554 impairment on equity investments in 2021.

Liquidity and Capital Resources

Cash flows and working capital

ETAO’s principal sources of liquidity have been cash provided from capital contributions from its shareholders and short-term/long-term borrowings. As of December 31, 2022, ETAO had $8,933,208, in cash and cash equivalents. ETAO’s cash and cash equivalents consist primarily of cash at banks and cash on hand, and are primarily denominated in RMB.

As of and during the year ended December 31, 2022, the Company had a net working capital deficit of $7,625,158, accumulated deficit of $25,523,026, and net loss of $12,978,775.

ETAO remains an early stage, growth technology company and had indicated doubt about its ability to continue as a going concern in its financial statements for the year ended December 31, 2022. The combination of operating losses since inception, cash expected to be used in operating activities in the future, uncertain conditions relating to additional capital raises and continued revenue growth created uncertainty about ETAO’s ability to continue as a going concern.

While ETAO’s management believes it will be able to continue to grow ETAO’s revenue base, there is no assurance to achieve such in the near future or at all. In parallel, ETAO’s management continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance ETAO’s research and development activities, general and administrative expenses and growth strategy. These alternatives include raising funds through public or private equity markets and either from institutional or retail investors. Although there is no assurance that, if needed, ETAO will be successful with its fundraising initiatives, management believes that ETAO will be able to secure the necessary financing.

Given the above, doubt about ETAO’s ability to continue as a going concern was alleviated on the financial statements for the year ended December 31, 2022, and the accompanying consolidated financial statements have been prepared assuming ETAO will continue as a going concern.

Operating Activities

Net cash generated from operating activities was $10,823,888 for the year ended December 31, 2022. It primarily resulted from Decrease of restricted cash of $3,544,888, depreciation of $1,951,902, bad debt provision of $1,070,148, impairment of long-term assets of $159,299,092, share based compensation of $735,995,000, decrease of advance to suppliers of $146,777, decrease of prepaid and other receivables of $341,116, increase of accounts payable of $798,416, increase of advances from customers of $32,476, increase of accruals and other payables of $4,678,246, and increase of lease liability of $207,209, by netting off net loss from continuing business of $896,995,054, increase of accounts receivable of $155,495, increase of inventories of $75,725, and increase of deferred tax of $15,107.

Net cash used in operating activities was $251,475 for the year ended December 31, 2021. It primarily resulted from net loss from continuing business of $9,952,483, increase of restricted cash, accounts receivable, advances to suppliers, inventories, and deferred tax assets of $3,173,712, $2,113,002, $32,422, $36,001, and $16,078, respectively, and decrease of lease liabilities of $69,844, by netting off depreciation and amortization of $1,696,188, bad debt provision of $237,960, and impairment for equity investment of $3,905,413, stock based compensation of $5,000,000, decrease of prepaid and other receivables of $187,987, increase of accounts payable, advances from customers, and accrued expenses and other payables of $620,504, $78,462, and $3,415,189, respectively.

Investing Activities

Net cash used in investing activities was $3,572,402 for the year ended December 31, 2022, which primarily consisted of payment of short-term investment of $2,971,162, purchase of property and equipment of $624,363, and acquiring of intangible assets of $9,533, by netting off the proceeds from rental deposit of $32,656.

Net cash provided by investing activities was $5,612,090 for the year ended December 31, 2021, which consisted of cash increased due to acquisition of subsidiaries of $7,706,089, proceeds from disposal of investment in real property of $226,213, proceeds from rental deposits of $20,640, and proceeds from equity investment of $15,531, by netting off the cash used for purchase of property, plant and equipment of $2,349,181, and acquisition of intangible assets of $7,202.

Financing Activities

Net cash used in financing activities was $2,560,688 for the year ended December 31, 2022. It primarily consisted of repayment of loans from related parties of $2,517,548, net repayments of bank loans of $908,357, and net repayments of note payables of $404,846, by netting off net proceeds from finance lease liabilities of $653,595, and proceeds from allotment of shares of $616,469.

Net cash used in financing activities was $697,734 for the year ended December 31, 2021, primarily consisting of net repayment of note payables of $2,305,982, and net repayment for financing lease of $1,217,907, by netting off the cash provided from net proceeds loans of $2,446,680 from related parties, net proceeds from bank loans of $64,125 and proceeds from allotment of shares of $315,349.

Capital Expenditures

ETAO’s capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Etao’s capital expenditures were $633,896 for the year ended December 31, 2022. ETAO intends to fund its future capital expenditures with its existing cash balance and proceeds from the Business Combination.

Contractual Obligations

ETAO’s contractual obligations and commitments as of December 31, 2022 consisted of the following:

Total
Short-term borrowings(1)	$5,461,565
Long-term borrowings(2)	$19,179,017
Lease commitments(3)	$7,432,722
Total contractual obligations	$27,245,635

(1)	Consists of bank loans, long-term bank debt due within 1 year and notes payable

(2)	Consists of related party payables

(3)	Consists of finance lease and operating lease payables

Holding Company Structure

ETAO International Group or ETAO is a holding company with no material operations of its own. ETAO conducts its operations primarily through its subsidiaries and the Consolidating VIEs. As a result, ETAO’s ability to pay dividends depends upon dividends paid by its subsidiaries. If ETAO’s subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to ETAO.

In addition, the VIEs in China are permitted to pay dividends to ETAO only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, ETAO’s Consolidating VIEs in China must make appropriations from their after-tax profit to non- distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of ETAO’s Consolidating VIEs. Appropriation to discretionary surplus fund is made at the discretion of Etao’s Consolidating VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, Etao’s subsidiaries that are foreign investment enterprise in the PRC must make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of ETAO’s subsidiary. Appropriation to the other two reserve funds is at Etao’s subsidiary’s discretion.

As an offshore holding company, ETAO is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to the consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion and the ability to transfer cash may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to ETAO’s PRC subsidiaries, which could materially and adversely affect ETAO’s liquidity and Etao’s s ability to fund and expand ETAO’s business.” As a result, there is uncertainty with respect to ETAO’s ability to provide prompt financial support to its PRC subsidiaries and Consolidated VIEs when needed.

Notwithstanding the foregoing, ETAO’s PRC subsidiaries may use their own retained earnings to provide financial support to the Consolidating VIEs either through entrusted loans from its PRC subsidiaries to its Consolidating VIEs, or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in ETAO’s combined and consolidated financial statements against the consolidated affiliated entity’s share capital.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2022, ETAO had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. ETAO has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined and consolidated financial statements. Furthermore, ETAO does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. ETAO does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Quantitative and Qualitative Disclosure about Market Risk

Foreign currency risk

Much of ETAO’s operating activities and ETAO’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Inflation risk

Since its inception, inflation in China has not materially impacted ETAO’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022 and 2021 were increases of 3.7% and 0.9%, respectively. Although ETAO has not in the past been materially affected by inflation since its inception, it can provide no assurance that it will not be affected in the future by higher rates of inflation in China.

Internal Control Over Financial Reporting

Prior to the Business Combination, ETAO has been a Cayman company with limited accounting personnel and other resources with which to address its internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to ETAO’s combined and consolidated financial statements for the years ended December 31, 2022 and 2021.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report

NAME	AGE	POSITION
Wensheng Liu	54	Chairman, Founder, Chief Executive Officer
Biao Dai	67	Independent Director
Oseas Zuluaga	49	Independent Director
Connie C. Hsu	60	Independent Director
Zhinan Yin	58	Independent Director
Tao Jin	55	ETAO China CEO
Hui Wang	55	Chief Financial Officer

Below is a summary of the business experience of each our executive officers and directors:

Wensheng Liu has been, as the founder, our Chairman and Chief Executive officer since the inception of ETAO International Group in 2018. Mr. Liu has more than 20 years of Wall Street Experience. During these years he engaged in technical consulting, auditing, as well as investment and financial management at JPMorgan Chase, at the New York Stock Exchange, with Reuters, PricewaterhouseCoopers, Citibank, Morgan Stanley and other institutions. He has been a serial entrepreneur with proven leadership as a doer, speaker, and thinker. He was the founder of WSHP Capital, President of Wall Street Huangpu Center, Managing Director of American Education Center and he co-founded Beijing CSII Software Co. LTD. From June 4, 2010, Mr. Wilson Liu served as Chief Financial Officer of Apollo Solar Energy, Inc. From May 2009 to May 2010, Mr. Liu served as Chief Financial Officer of Jiangsu Sanhuan Industry & Commerce Co Ltd., a China-based environmental equipment manufacturer. From January 2004 through December 2007, Mr. Liu served as Assistant Vice President of the Audit and Compliance Department of the New York Stock Exchange. Mr. Liu has been a Certified Public Accountant since 2005.

Biao Dai (MD, MBA) has served as an independent director since January 17, 2022. For over 40 years Mr. Dai has managed various business in both the international and domestic Chinese markets. He has extensive experience investments in the medical field and with large overseas multinational enterprises. Since 2017 he has served as the Chief Executive Officer of Tianjin Medical & Health Investment Co., Ltd. From 2001 to 2017 he served as the Chief Executive Officer of Tasly Phar. International Co., Ltd.. He was the principal driver of the international expansion of the Tasly Group from its inception, establishing and managing more than 60 branches and offices located in 40 countries in Africa, Europe and North America. Before that he was the Director of Asia-Pacific region for DHD Medical Device Company in the United States for five years. Mr. Dai is a physician and was a visiting research scholar for three years at Washington University of St. Louis Medical School. He also performed clinical research in Affiliated Suzhou Hospital of Nanjing Medical University. Concurrently, Mr. Dai serves as a Director for Tasly Healthpac Austration (since 2016), Tasly Vivacare Canada (since 2018) and Tasly Shenzhou Netherlands (since 2008). Mr. Dai received his Bachelor’s degree from Zhenjiang Medical School and his Masters of Business Administration from the Lincoln University Business School.

Oseas Zuluaga serves as an Independent director of ETAO International Co. Ltd and Chairman of the Audit committee. He serves as Chief Financial Officer of Revere Securities LLC since 2017. From 2011 to 2017, he also served as Chief Financial Officer and Executive Vice President Finance -FINOP of Laidlaw & Company (f/k/a Sands Brothers & Co, Ltd). He served as Controller/Staff Accountant/Payroll Manager/Accounts Payable Manager of Whale Securities/ Bluestone Capital Corp. from 1996 to 2001. He is a highly detail-oriented with a reputation of ensuring total accuracy in all reports and documentation. He offers a strong, seif-motivated work ethic and results-focused mindset with a progressive career in the securities and trading industries. He graduated from Hunter College with Bachelor of Science in Accounting and Finance, 2002.

Connie C. Hsu has served as an independent director since January 17, 2022, and serves as the chairperson of the Compensation Committee. Since 2019, she served as the Chief Executive Officer of Allergy & Immunology Specialists, PLLC. Prior, from 2009 to 2019, she was the Chief of the allergy division at Integrated Medical Services. She is a fellow of American Academy of Allergy Asthma and Immunology (FAAAAI), a fellow of American College of Allergy Asthma and Immunology (FACAAI), and a member of the Arizona Allergy Society. In 2010 she was ranked by Phoenix Magazine as the top physician specializing in Allergy and Immunology. For the past 10 years Dr Hsu has served as CEO of Allergy & Immunology Specialists and Chief of the Allergy & Immunology Division, Integrated Medical Services. As well, she is CEO and Principal Investigator for Research Solutions of Arizona and member of Adult & Pediatric Allergy Associates, AZ. She was an Allergy/Immunology Fellow at the State University of New York at Buffalo, an Associate and Internal Medicine Resident at the Washington University School of Medicine, St. Louis. Prior to these roles she was an Attending Physician in Shanghai Jinan Hospital, China. Before that she practiced in Zhejiang Wukang Hospital, China. Dr. Hsu obtained her MD at Zhejiang University School of Medicine, then did a residency in immunology at Shanghai Second Medical University and an internal medicine residency at St. Luke’s Hospital and a fellow ship in Allergy/Immunology at the State University of New York, Buffalo.

Zhinan Yin M.D., Ph. D. serves as an independent director of ETAO International Co. Ltd and Chairman of the Corporate Governance & Nominating Committee. He is the professor and Dean (National Changjiang Scholar), The Biomedical Translational Research Institute, Jinan University, Guangzhou, China from 2013 to present. He also serves as Chief Academic Inspector of Zhuhai People’s Hospital, P.R. China. H served as Dean and Professor, College of Life Sciences, Nankai University, P.R. China from 2007 to 2011. He was Associate Professor (Adjunct), Section of Rheumatology, Yale School of Medicine from 2001 to 2007. He was Postdoctoral Fellow and Associate Research Scientist, Section of Rheumatology, Yale School of Medicine from 1997 to 2001. During 1992 to 1994, Mr. Yin was a Research Fellow, Division for Experimental Oncology, Reference Center for Oncology, Aviano (PN), Italy. Mr. Yin was Assistant Professor, Department of Microbiology and Immunology, Guangzhou Medical College, Guangzhou, P.R. China from 1988 to 1992. Mr. Yin graduated with M.D. from Hubei Medical University, P.R. China in 1984, a M.S. degree from Shanghai Second Medical University, P.R. China in 1988 and Ph.D. from Klinikum Benjamin Frankin, Free University Berlin, Germany in 1997.

Tao Jin will serve as ETAO China CEO of ETAO International Co. Ltd, Mr. Jin is an executive with more than 30 years of operations experience on corporate management, VC & PE settings in healthcare and medical industries. Mr. Jin serves as managing partner of Ch-gemstone Capital with over 22 billion RMB AUM focus on Drugs and Medical fields since 2013. Mr. Jin served as CEO of Drugs and Medical fund of Kunwu JiuDing Investment LLC from 2009 to 2013. Mr. Jin worked as researcher in a state-owned hospital from 1991 to 2008. Mr. Jin obtained a master’s in Drug Management in 2000 from a top medical school in Beijing, China.

Hui Wang CPA  will serve as ETAO China CFO and Interim CFO of ETAO International Co. Ltd, Mr. Wang is an executive with more than 30 years of finance, accounting, internal control on corporate management, VC & PE settings in healthcare and medical industries. Mr. Wang serves as managing partner and CFO of Ch-gemstone Capital with over 22 billion RMB AUM focus on Drugs and Medical fields since 2014. Mr. Wang served as Partner of South China Region of Suya accounting LLC from 2008 to 2014. Wang served as Senior accounting manager of Beijing Vimicro Electronics (Nasdag: VIMC) from 2003 to 2007. Mr. wang served as Partner of Li An Da Accounting LLC and Wuxi Donglin Accounting LLC from 1995 to 2003. Mr. Wang  served as accountant in China HuaJin Electronics Group from 1992 to 1995. Mr. Wang obtained a bachelor’s degree in economics in 1992 from Jiangsu University, Zhenjiang, China.

Board of Directors

PubCo’s Board of Directors will consist of six directors upon the closing of the Business Combination. A director is not required to hold any shares in PubCo to qualify as a director. The Listing Rules of Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

Committees of PubCo’s Board of Directors

Upon the closing of the Business Combination and to be effective as of the closing of the Business Combination, PubCo will establish an audit committee, a compensation committee and a nominating and corporate governance committee under its Board of Directors. Upon effectiveness of the closing of the Business Combination, PubCo also intends to adopt charters for its audit committee, compensation committee and nominating and corporate governance committee. A description of each committee is set forth below.

Audit Committee. PubCo’s audit committee will consist of Biao Dai, Connie Hsu, and Oseas Zuluaga The audit committee will be chaired by Oseas Zuluaga . PubCo has determined that each of them satisfies the “independence” requirements under the Nasdaq listing rule 5605 and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. PubCo has determined that Oseas Zuluaga qualifies as an “audit committee financial expert.” The audit committee oversees PubCo’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

●	establishing clear hiring policies for employees or former employees of the independent auditors;

●	reviewing and recommending to PubCo’s Board of Directors for approval, the appointment, reappointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent auditors at least annually;

●	obtaining a written report from PubCo’s independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with PubCo’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within PubCo’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

●	reporting periodically to PubCo’s Board of Directors; and

●	such other matters that are specifically delegated to PubCo’s audit committee by PubCo’s Board of Directors from time to time.

Compensation Committee. PubCo’s compensation committee will consist of Oseas Zuluaga, Zhinan Yin  and Connie Hsu and will be chaired by Connie Hsu. PubCo has determined that Connie Hsu and Zhinan Yin satisfy the “independence” requirements under the Nasdaq listing rule 5605, as the case may be. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and evaluating PubCo’s executive compensation and benefits policies generally;

●	reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

●	reporting periodically to PubCo’s Board of Directors; and

●	such other matters that are specifically delegated to the compensation committee by PubCo’s Board of Directors from time to time.

Nominating and Corporate Governance Committee. PubCo’s nominating and corporate governance committee will consist of ,Oseas Zuluaga , Connie Hsu, and Zhinan Yin , of which Oseas Zuluaga will be the chair. PubCo determined that each of the committee members satisfies the “independence” requirements under the Nasdaq listing rule 5605, as the case may be (the “Guide”). The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become PubCo’s directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to PubCo’s Board of Directors for election or re-election to PubCo’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on ETAO International Group’s Board of Directors;

●	reviewing periodically with PubCo’s Board of Directors the current composition of PubCo’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

●	recommending to PubCo’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC rules, or otherwise considered desirable and appropriate;

●	recommending to PubCo’s Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	periodically and reassessing the adequacy of the committee charter;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

●	overseeing and leading the self-evaluation of PubCo’s Board of Directors in its performance and effectiveness as a whole.

Duties and Functions of Directors

Under Cayman Islands law, PubCo’s directors owe fiduciary duties to PubCo, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in PubCo’s best interests. PubCo’s directors must also exercise their powers only for a proper purpose. PubCo’s directors also owe to PubCo a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. The functions and powers of PubCo’s Board of Directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of PubCo, including the registering of such shares in PubCo’s share register.

Terms of Directors and Officers

PubCo’s officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by PubCo to be of unsound mind; (iii) resigns by notice in writing to PubCo; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of PubCo’s Amended and Restated Memorandum And Articles Of Association.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable U.S. stock exchange rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors

Name and Principal Position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Other Compensation	Total
Wensheng Liu	2022	$0		200,000
Biao Dai	2022	$0		16,800
Oseas Zuluaga	2022	$0		16,800
Connie C. Hsu	2022	$0		16,800

Share Incentive Plan

2022 Employee Stock Incentive Plan of ETAO

The purposes of the ETAO International Co., Ltd. 2022 Employee Stock Option Plan (the “Plan”) is to promote the interests of ETAO International Co., Ltd. and the stockholders of the Company by providing (i) executive officers and other employees of the Company and its Subsidiaries (as defined below), (ii) certain consultants and advisors who perform services for the Company and its Subsidiaries and (iii) non-employee members of the Board of Directors of the Company (the “Board”) with appropriate incentives and rewards to encourage them to enter into and continue in the employ and service of the Company and to acquire a proprietary interest in the long-term success of the Company, as well as to reward the performance of these individuals in fulfilling their personal responsibilities for long-range and annual achievements.

The authority to manage the operation of and administer the Plan shall be vested in the Compensation Committee of the Company.

The maximum number of shares reserved for the grant of awards under the Plan shall be 25,000,000. Of the maximum number of share reserved for the grant of awards under the Plan, no more than 10,000,000 of such shares may be issued pursuant to stock-settled awards other than options (that is, Restricted Stock, Restricted Stock Units, SARs, Performance Awards, Other Stock-Based Awards and dividend equivalent Awards, in each case to the extent settled in shares of Common Stock).

Foreign Private Issuer Status

As a foreign private issuer, ETAO International Group will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, ETAO International Group will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. ETAO International Group will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by U.S. stock exchanges. As a result, ETAO International Group’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Code of Business Conduct and Ethics

The Combined Entity will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Following the Closing of the Business Combination, the Code of Business Conduct and Ethics will be available on ETAO’s website at: https://www.etao.world/. Information contained on or accessible through such website is not a part of this proxy statement/prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only. The Combined Entity intends to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

No member of the Combined Entity’s compensation committee has ever been an officer or employee of either company. None of the Combined Entity’s expected executive officers serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of our directors or on either company’s compensation committee.

Director Compensation

Following the completion of the Business Combination, we expect to adopt a director compensation program that will consist of both cash and equity components.

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

		Ordinary shares
Name and Address of Beneficial Owner(1)		Number	Percentage (%)(2)
Executive Officers and Directors
Wensheng Liu(3)	Chairman, Chief Executive Officer	49,613,200	48.50%
Biao Dai	Director	0	0%
Oseas Zuluaga	Independent Director	0	0%
Connie C. Hsu	Independent Director	0	0%
Zhinan Yin	Independent Director	0	0%
Tao Jin(4)	CEO of ETAO China	0	0%
Hui Wang(4)	Interim Chief Financial Officer	0	0%
All Executive Officers and Directors as a group		49,613,200	48.50%
5% Or Greater Holders
ETAO 168 CAPITAL LLC(5)		10,000,000	9.77%
ETAO INTERNATIONAL GROUP INC. (6)		11,886,000	11.619%
TVT HOLDING LIMITED (BVI) (7)		6,827,368	6.67%
WHSP CAPITAL LLC(8)		14,527,200	14.20%

(1)	Unless otherwise indicated, the business address of each of the officers and directors is c/o Etao International Co. Ltd., 1460 Broadway, 14th Floor, New York, NY 10036.

(2)	Based on 102,296,910 ordinary shares issued and outstanding as of February 23, 2023.

(3)	Includes 13,200,000 shares owned directly by Wensheng Liu, 14,527,200 shares owned by WSHP Capital LLC, in which Wensheng Liu is the controlling person, 11,886,000 shares owned by Etao International Group Inc., in which Wensheng Liu is the controlling person, and 10,000,000 shares owned by Etao 168 Capital LLC, in which Wensheng Liu is the controlling person.

(4)	Tao Jin serves as CEO of ETAO China and Hui Wang serves as interim CFO of ETAO since Aug 12, 2023.

(5)	The controlling person of Etao 168 Capital LLC is Wensheng Liu.

(6)	The controlling person of Etao International Group Inc. is Wensheng Liu.

(7)	Fang Wang is a director and control person of TVT Holding Limited. The business address for TVT Holding Limited is c/o ETAO International Co., Ltd. 1460 Broadway, 14th Floor, New York, New York 10036.

(8)	The controlling person of WSHP Capital LLC is Wensheng Liu.

B. Related Party Transactions

Related party transactions of PubCo are described in the Form F-4 in the sections entitled “Certain Relations and Related Person Transactions - ETAO” which are incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract and labor and employment claims. Excepts as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flows or results of operations.

Dividend Policy

Since our inception, we have not declared or paid any dividends on our ordinary shares. We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination to pay dividends will be made at the discretion of our board of directors subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may declare a dividend at a general meeting of our company. Our board of directors’ decision to declare and pay dividends may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, the amount of distributions, if any, received by us from our US, Hong Kong and PRC subsidiaries, our general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we will rely on dividends distributed by our US, Hong Kong and PRC subsidiaries. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in China currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary may set aside a certain amount of its after-tax profits to other funds at its discretion. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates-We rely principally on dividends and other distributions on equity paid by our US, Hong Kong and PRC subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our US, Hong Kong and PRC subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.”

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING.

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

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

Much of ETAO’s operating activities and ETAO’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Inflation risk

Since its inception, inflation in China has not materially impacted ETAO’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022 and 2021 were increases of 3.7% and 0.9%, respectively. Although ETAO has not in the past been materially affected by inflation since its inception, it can provide no assurance that it will not be affected in the future by higher rates of inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required.

ITEM 14E. USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not required.

ITEM 16. [Reserved]

Not required.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required.

ITEM 16B. CODE OF ETHICS

Not required.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

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

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements. Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We have informed Nasdaq that we will follow home country practice in place of all of the requirements of Rule 5600 other than those rules which we are required to follow pursuant to the provisions of Rule 5615(a)(3).

●	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

●	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2) (A).

●	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.

●	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

●	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

●	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

●	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

●	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 331/3% of the outstanding shares of the company’s common voting stock.

●	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

●	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

●	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	Description
2.1	Merger Agreement, dated as of January 27, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
2.2	Amendment to Agreement and Plan of Merger, dated as of June 7, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
2.3	Joinder Agreement, dated as of July 26, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, Wensheng Liu, in his capacity as the Company Shareholders’ Representative, ETAO International Co., Ltd. and ETAO Merger Sub, Inc. (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
2.4	Amendment No. 2 to Agreement and Plan of Merger, dated as of October 17, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
3.1	Amended and Restated Memorandum and Articles of Association of Etao International Co., Ltd. dated February 9, 2023 (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629).
4.1	Specimen Ordinary Share Certificate of PubCo (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
4.2	2022 Employee Stock Option Plan (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
4.3	Form of Lock-Up Agreement, (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629).
12.1*	Certification of Chief/ Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief/ Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1**	Certification of Chief/ Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief/ Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Letter from WWC, P.C.
15.2	Letter from UHY LLP (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Etao International Co., Ltd.
(Registrant)

Date: September 1, 2023	By:	/s/ Wensheng Liu
Wensheng Liu
Chief Executive Officer and Principal Executive Officer

Etao International Co., Ltd.
(Registrant)

Date: September 1, 2023	By:	/s/ Hui Wang
Hui Wang
Chief Financial Officer

ETAO INTERNATIONAL Co., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ETAO International Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ETAO International Co., Ltd., subsidiaries, and variable interest entities (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company had a working capital deficit and accumulated deficit as of December 31, 2022, which gave rise to substantial doubt that the Company would continue as a going concern. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 1. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2022.

San Mateo, California

September 1, 2023

ETAO INTERNATIONAL CO., LTD, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$8,933,208	$4,727,210
Restricted cash, current	2,328,230	6,281,783
Short-term investment	2,900,880	-
Accounts receivable, net	8,096,347	8,716,261
Advances to suppliers	315,502	498,207
Prepaid expenses and other receivables, net	1,877,354	3,499,945
Inventories	1,989,393	2,079,947
Current assets of discontinued operation	-	728,210
Total current assets	26,440,914	26,531,563

Restricted cash, non-current	725,171	792,074
Long-term Investment	-	-
Property, plants and equipment, net	17,687,745	19,334,008
Intangible assets, net	607,881	817,640
Goodwill	-	160,128,167
Prepayment for investments in real property	-	874,403
Land use right, net	501,555	556,551
Deferred tax assets, net	96,812	89,109
Finance lease assets	1,123,877	1,446,490
Right-of-use assets	5,351,870	7,223,995
Security deposits	45,687	84,233
Related party receivable	408,309	445,232
Non-current assets of discontinued operation	-	3,783,940
Total non-current assets	26,548,907	195,575,843
TOTAL ASSETS	$52,989,821	$222,107,405

Liabilities
Current liabilities:
Bank loans	$2,359,462	$3,149,407
Long-term bank loan – current portion	-	375,701
Note payable	3,102,103	3,797,706
Accounts payable	7,563,542	7,366,582
Contract liabilities	748,296	778,125
Accrued expenses and other current liabilities	18,585,015	15,221,163
Finance lease payable, current	842,871	1,376,410
Operating lease payable, current	1,245,130	1,402,727
Current liabilities of discontinued operation	-	5,056,394
Total current liabilities	34,446,419	38,524,215

Non-current liabilities of discontinued operation	-	2,348,149
Related parties payable	19,179,017	21,179,818
Finance lease payable, non-current	1,064,104	1,391
Operating lease payable, non-current	4,280,617	5,790,397
TOTAL LIABILITIES	58,970,157	67,843,970

Commitments and contingencies	-	-

Equity
Class B ordinary shares (US$0.0001 par value per share; 3,300,000 shares issued and outstanding as of December 31, 2022 and December 31, 2021;	330	330
Class A ordinary shares (US$0.0001 par value per share; 96,700,000 and 23,100,500 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively;	9,670	2,310
Additional paid-in capital	893,026,975	157,039,335
Subscription receivable	-	(616,469)
Statutory reserve	16,735	16,735
Accumulated deficit	(907,539,304)	(10,861,545)
Accumulated other comprehensive income/(loss)	(1,113,133)	352,192
Etao’s shareholders’ equity/(deficits)	(15,598,728)	145,932,888
Non-controlling interest	9,618,392	8,330,546
TOTAL EQUITY/(DEFICITS)	(5,980,336)	154,263,434
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$52,989,821	$222,107,405

The accompanying notes are an integral part of these consolidated financial statements.

ETAO INTERNATIONAL CO., LTD, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2022	2021
Net revenue	$58,060,025	$53,337,278
Cost of revenue	(39,060,362)	(37,072,061)
Gross profit	18,999,663	16,265,217

Operating expenses:
Selling expenses	(7,570,575)	(5,693,125)
General and administrative expenses	(746,446,216)	(15,078,572)
Research and development expenses	(2,129,176)	(918,630)
Total operating expenses	(756,145,967)	(21,690,327)

Income (loss) from operations	(737,146,304)	(5,425,110)

Other income (loss):
Other income	669,522	427,656
Interest income	76,707	129,527
Impairment on equity investment	(159,299,092)	(3,905,776)
Interest expense	(503,719)	(530,192)
Other expense	(135,075)	(144,476)
Total other income (loss)	(159,191,657)	(4,023,261)

Profit (loss) before income tax expense	(896,337,961)	(9,448,371)

Income tax expense	(657,093)	(504,112)
Net loss from continuing business	$(896,995,054)	$(9,952,483)

Discontinued operation loss	-	(631,486)
Non-controlling interest (income) loss	317,295	40,606
Net loss attributed to shareholders	(896,677,759)	(10,543,363)
Other comprehensive income:
Foreign currency translation gain, net of income taxes	(1,465,325)	352,192
Total comprehensive income (loss)	$(898,143,084)	$(10,191,171)

Loss per ordinary share, basic and diluted	(8.97)	(0.11)
Weighted average number of ordinary shares outstanding, basic and diluted	100,000,000	100,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ETAO INTERNATIONAL CO., LTD, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except for share and per share data, or otherwise noted)

									Accumulated
	Class B		Class A		Additional				other	Total Etao’s	Non-
	Ordinary shares		Ordinary shares		paid-in	Subscription	Statutory	Accumulated	comprehensive	shareholder’s	controlling	Total
	Share	Amount	Share	Amount	capital	receivable	reserve	deficit	income (loss)	equity	interests	Equity
Balance as of December 31, 2020	3,300,000	330	7,519,629	752	1,248,918	(931,818)	--	(318,182)	--	--	--	--
Net (loss) income	--	--						(10,543,363)	--	(10,403,587)	(40,606)	(10,444,193)
Shares issued for acquisition	--	--	14,704,271	1,470	147,024,505	--	16,735	--	--	147,042,710	8,371,152	155,413,862
Shares issued for equity investment	--	--	376,600	38	3,765,962	--	--	--		3,766,000	--	3,766,000
Share-based compensation expenses	--	--	500,000	50	4,999,950	--	--	--	--	5,000,000	--	5,000,000
Proceeds from founders	--	--	--	--	--	315,349	--	--	--	315,349	--	315,349
Foreign currency translation adjustment	--	--	--	--	--	--	--	--	352,192	352,192	--	352,192
Balance as of December 31, 2021	3,300,000	$330	23,100,500	$2,310	$157,039,335	$(616,469)	$16,735	$(10,861,545)	$352,192	$145,932,888	$8,330,546	$154,263,434

									Accumulated
	Class B		Class A		Additional				other	Total Etao’s	Non-
	Ordinary shares		Ordinary shares		paid-in	Subscription	Statutory	Accumulated	comprehensive	shareholder’s	controlling	Total
	Share	Amount	Share	Amount	capital	receivable	reserve	deficit	income (loss)	equity	interests	Equity
Balance as of December 31, 2021	3,300,000	330	23,100,500	2,310	157,039,335	(616,469)	16,735	(10,861,545)	352,192	145,932,888	8,330,546	154,263,434
Net (loss) income	--	--						(160,682,759)	--	(160,682,759)	(317,295)	(161,000,054)
Share-based compensation expenses	--	--	73,599,500	7,360	735,987,640	--	--	--	--	735,995,000	--	735,995,000
subsidiaries representing as equity method	--	--	--	--	--	--	--	--	--	--	1,090,140	1,090,140
Proceeds from founders	--	--	--	--	--	616,469	--	--	--	616,469	--	616,469
Foreign currency translation adjustment	--	--	--	--	--	--	--	--	(1,465,325)	(1,465,325)	515,001	(950,325)
Balance as of December 31, 2022	3,300,000	$330	96,700,000	$9,670	$893,026,975	$--	$16,735	$(907,539,304)	$(1,113,133)	$(15,598,728)	$9,618,392	$(5,980,336)

The accompanying notes are an integral part of these consolidated financial statements.

ETAO INTERNATIONAL CO., LTD, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2022	2021

Net loss from continuing business	$(896,995,054)	$(9,952,483)
Adjustment:
Depreciation and amortization	1,951,902	1,696,188
Bad debt provision	1,070,148	237,960
Impairment for equity investment	159,299,092	3,905,776
Shares issued for compensation	735,995,000	5,000,000
Changes in operating assets:
Decrease/(increase) of restricted cash, current	3,544,888	(3,173,712)
Decrease/(increase) of accounts receivable	(155,495)	(2,113,002)
Decrease/(increase) of advances to suppliers	146,777	(36,001)
Decrease/(increase) of prepaid expenses and other receivables	341,115	187,987
Decrease/(increase) of inventories	(75,725)	(32,422)
Decrease/(increase) of deferred tax assets	(15,107)	(16,078)
Increase/(decrease) of accounts payable	798,416	620,504
Increase/(decrease) of advances from customers	32,476	78,462
Increase/(decrease) of accrued expenses and other payables	4,678,245	3,415,189
Increase/(decrease) of lease liabilities	207,209	(69,844)
Cash (used in) / provided by operating activities	10,823,888	(251,475)

Purchase of property, plant and equipment	(624,363)	(2,349,181)
Acquiring of intangible assets and long-term prepaid expenses	(9,533)	(7,202)
Payment for short-term investment	(2,971,162)	-
Proceeds for equity investment	-	15,531
Proceeds from disposal of investment in real property	-	226,213
Proceeds from rental deposit	32,656	20,640
Cash increased by acquisition	-	7,706,089
Cash provided by / (used in) investing activities	(3,572,402)	5,612,090

Proceeds/(repayment) of bank loans, net	(908,357)	64,125
Proceeds/(repayment) of note payable, net	(404,845)	(2,305,982)
Proceeds/(repayment) from related parties	(2,517,548)	2,446,680
Repayment of finance lease liability	653,595	(1,217,907)
Proceeds from allotment of shares	616,469	315,349
Cash provided by/ (used in) financing activities	(2,560,688)	(697,734)

Foreign currency effect	(484,800)	64,330
Total cashflow	$4,205,998	$4,727,210

Cash as of January 1,	4,727,210	-
Cash as of December 31,	8,933,208	4,727,210
Net cash increase/(decrease)	$4,205,998	$4,727,210

Supplementary information
Taxes paid	621,840	42,771
Interest paid	476,169	480,092

The accompanying notes are an integral part of these consolidated financial statements.

ETAO INTERNATIONAL CO., LTD, SUBSIDIARIES, AND VARIABLE INTEREST ENTITIES
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On August 28, 2020, Etao International Co, Ltd. (“Etao” or the “Company”) was founded in Cayman Islands. The Company is controlled by the major shareholders: Etao International Group Inc. (“Etao Delaware”) and WSHP Capital LLC (“WSHP Capital”) which are domiciled in the State of Delaware and State of New York, respectively. On September 17, 2020, Etao International Group Co. Limited (“Etao HK”) was founded in Hong Kong. On September 24, 2020, Etao Global Holdings (“Etao Global”) was formed in the British Virgin Islands. On December 1, 2020, ETAO International Medical Technology Ltd. (“ETAO China”) was formed as a Wholly Foreign-Owned Entity in the People’s Republic of China.

From March 15, 2021 till June 30, 2021, Etao signed a series of VIE agreements and issued 14,704,271 shares to acquire majority shares of 11 companies in China. Through VIE agreements, Etao China controls 11 entities in China, including 6 hospitals and chain clinics, 4 technology related healthcare companies and 1 insurance brokerage agency.

Offline hospitals mainly involve general hospitals and various specialized hospitals. The hospitals’ income consists of drug, Diagnosis, Examination, Treatment, Assay, Nursing, Materials and so on. Guiyang Tianlun Hospital mainly provides maternity, health and reproductive services; Civil Hospital (Mengzhou City) and Changxing Zhizhou Hospital are second-level general hospitals with all departments, including medical treatment, scientific research, teaching, prevention, rehabilitation and healthcare, and pension service; Qianhu Medical Management provides advanced technology and excellent service for every beauty seeker. Kangning (Henyang) Healthcare Management is the first medical examination separation one-stop service institutions in Hengyang City, for individuals and groups to provide health examination, medical, family doctor, chronic disease management and other all-round personalized services. In the current situation of scarce medical resources in China, Kangning (Henyang) Healthcare Management provides another effective disease prevention, control solution and better medical experience for individuals, enterprises, public institutions and government agencies. Due to disputes with minority shareholders of Qianhu Medical, the Company lost control of Qianhu Medical in 2022. Therefore, the Company made full impairment of its equity cost in Qianhu Medical as of January 1, 2022 and the comparative figures of 2021 was restated to carve out Qianhu Medical from continuing business.

Aaliance Insurance Broker is mainly engaged in Insurance, reinsurance brokerage and risk management consulting, representing and selling products of various Insurance companies in China. The company has the insurance brokerage business license, national large enterprise group insurance business bidding qualification. Aaliance Insurance Broker focuses on comprehensive insurance services, in-depth scene, customized products, and relies on O2O online and offline three-dimensional services, to create a real comprehensive platform of insurance services.

Each technology has its own unique competitiveness. Chain Workshop is a leading digital healthcare provider in “Internet” + “healthcare” (artificial intelligence, big data, cloud computing, blockchain, etc.). Its core businesses include six major sections: internet hospital, cloud pharmacy, AI diagnosis, chronic disease management, internet doctor, international remote consultation. Each technology also provides technology development services for internet hospitals outside the system, to participate in and promote the development of informatization, digitalization and intellectualization of the medical industry with the guidance of industry application and customer demand.

Etao through Etao HK and its subsidiaries, VIE and VIE’s subsidiaries, primarily engages in healthcare related businesses in the People’s Republic of China (“PRC” or “China”).

As of December 31, 2022, Etao Hong Kong’s major subsidiaries and consolidated VIE are as follows:

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
ETAO International Medical Technology Ltd.	August 31, 2020	100%	WFOE, Technology

VIE and subsidiaries of VIE
Aaliance Insurance Brokers Co., Ltd and its 20 branches in China	July 14, 2010	VIE, 85% owned	Insurance Broker
Shanghai Weimin Info-tech Co., Ltd	November 10, 2017	100% owned subsidiary of 85% owned VIE	Software, online advertising support
Shandong Duorui Info-tech Co., Ltd.	March 6, 2019	70% owned subsidiary of 85% owned VIE	Software, online advertising support
Shandong Jingkai Info-tech Co., Ltd.	August 11, 2020	70% owned subsidiary of 85% owned VIE	Software, online advertising support
Jiangxi Qianhu Healthcare Group (Qianhu)	July 1, 2019	51% owned VIE	Cosmetology Hospital
Changsha Zhuoermei Medical Cosmetology Co., Ltd	February 14, 2010	100% owned subsidiary of 51% owned VIE	Cosmetology Hospital
Yichun Aicite Medical Cosmetology Co., Ltd.	March 6, 2018	100% owned subsidiary of 51% owned VIE	Cosmetology Hospital
Nanchang Ailaifu Medical Cosmetology Co., Ltd.	September 11, 2015	80% owned subsidiary of 51% owned VIE	Cosmetology Hospital
Nanchang Hongpingguo Medical Cosmetology Co., Ltd.	September30, 2016	80% owned subsidiary of 51% owned VIE	Cosmetology Hospital
Changsha Keyanmei Medical Cosmetology Co., Ltd.	June 23, 2015	51% owned subsidiary of 51% owned VIE	Cosmetology Hospital
Hangzhou 6D Dental Medical Technology Co., LTD	August 30, 2010	51% owned VIE	Dental
Quzhou 6D Dental Clinic Co., LTD	，March,16，2015	51% owned subsidiary of 51% owned VIE	Dental
Hangzhou Sunsmile Dental Clinic	May 18, 2017	60% owned subsidiary of 51% owned VIE	Dental
Chain Workshop (Beijing) Co.,Ltd.	August 27, 2003	100% owned VIE	AI, online healthcare
Shenzhen Gingularity Information Technology Co., Ltd	February 17, 2017	100% owned subsidiary of 100% owned VIE	AI, online healthcare
Nanjing Changguan Info-tech Co., Ltd.	January 5, 2010	51% owned subsidiary of 100% owned VIE	AI, online healthcare
Hunan Zhichao Healthcare Technology Limited	August 17, 2017	51% owned VIE	Healthcare technology
Henyang Kangning Health Management Limited	April 28, 2015	51% owned VIE	Health management
Guiyang Tianlun Infertility Hospital Limited	March 29, 2021	51% owned VIE	Hospital
Mengzhou Minsheng Hospital Limited	May 11, 2018	51% owned VIE	Hospital
Changxing Zhizhou Hospital Limited	March 5, 2019	51% owned VIE	Hospital
Beijing Baihuabaihui Biotech Limited	January 22, 2014	55% owned VIE	Bio-tech
Beijing Dnurse Technology Co.,Ltd	July 30, 2013	67.39% owned VIE	Nursing

Etao, its subsidiaries, its VIEs and VIE’s subsidiaries are hereinafter collectively referred to as the “Company”.

The VIE Agreements

Etao International healthcare Technology Co., Ltd, WOFE of Etao, has entered into the following contractual arrangements with VIEs and their shareholders, that enable the Company to (i) have power to direct the activities that most significantly affect the performance of these VIEs and their subsidiaries, and (ii) receive the benefits of VIEs and their subsidiaries that could be significant to VIEs and its subsidiaries. VIEs are fully and exclusively responsible for the management of VIEs and its subsidiaries, absorbs all risk of losses of VIEs and their subsidiaries and has the exclusive right to exercise all voting rights of VIEs’ shareholders. Therefore, Etao is considered as the ultimate primary beneficiary of these VIEs and their subsidiaries and has consolidated these VIEs and their subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Exclusive Business Cooperation Agreement

Etao International Healthcare Technology Co., Ltd. (“the WOFE”) entered into an Exclusive Business Cooperation Agreement with 11 VIEs , pursuant to which the WOFE has the exclusive right to provide the 11 VIEs with technical services, management consulting and operation support in return for certain fees typically calculated to shift, from 51% to 100% of, VIEs’ operating profits to the WOFE, and the operating profits shall consist of the VIEs’ total consolidated profit, after deduction of any accumulated deficit in the preceding financial year(s), working capital, expenses, taxes and other statutory contributions. Without the WOFE’s prior written consent, VIEs may not accept any services subject to this agreement from any third party. The WOFE will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. This Agreement may be terminated (i) with the WOFE written consent, (ii) or when VIEs goes bankrupt or are liquidated in accordance with the applicable laws.

Exclusive Option Agreement

The Exclusive Option Agreement entered into by and among the WOFE and the VIEs. Pursuant to the Exclusive Option Agreement, Registered Shareholders irrevocably granted the WOFE or any third party designated by the WOFE an option to purchase all or part of their equity interests as agreed in Exclusive Business Co-operation Agreement (collectively, Granted Equity Interests) in VIEs and their subsidiaries at any time at a price determined at the WOFE’s discretion or in accordance with the applicable laws.

Without the WOFE’s prior written consent, VIEs and their shareholders agreed not to, among other things: (i) amend the articles of association of the VIES; (ii) increase or decrease the registered capital of the VIEs; (iii) change VIEs’ business activities; (iv) alter VIEs’ capital structure; (v) sell, assign, mortgage or dispose of any legal or beneficial rights to or in any of VIEs’ assets, business, or revenue; (vi) incur, assume or guarantee any debts, except for debts incurred in the ordinary course of business; (vii) enter into any material contract, except for contracts entered in the ordinary course of business; (viii) merge or consolidate with any third party or acquire or invest in any third party. Registered Shareholders have further covenanted, among other things, that not to distribute dividends Without the WOFE’s prior written consent. This Agreement will continue with full force and effect until the date when the Granted Equity Interests held by Registered Shareholders have been transferred to the WOFE or any third party designated by the WOFE.

Power of Attorney

Each shareholder of VIEs, executed Power of Attorney to irrevocably authorize the WOFE or any person(s) designated by the WOFE to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIEs, including, but not limited to, the right to receive all notices regarding the shareholders’ meetings, vote, make decisions and sign relevant documents as a shareholder. This agreement is effective and irrevocable until all of each shareholder’s equity interest in the VIEs has been transferred to these VIEs or the person(s) designated by the WOFE.

Equity Pledge Agreement

Under the Equity Interest Pledge Agreement signed by and among the WOFE and each shareholder of the VIEs, the shareholders of these VIEs have agreed to pledge equity interest in the VIEs as defined in the Exclusive Business Cooperation Agreement to the WOFE to guarantee the performance obligations of the VIEs under the Exclusive Service Agreement and the Exclusive Option Agreement. If any of VIEs or its Registered Shareholders breach their contractual obligations under these agreements, the WOFE, as pledgee, will have the right to exercise the Pledge. The Registered Shareholders also agreed that, without prior written consent of the WOFE, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests.

Spousal Consent Letter

The spouses of each shareholder of the VIEs have each signed Spousal Consent Letters. Under the Spousal Consent Letter, the signing spouse unconditionally and irrevocably has agreed to : (i) the execution by his or her spouse of the above-mentioned Exclusive Business Cooperation Agreement, Exclusive Option Agreement, Power of Attorney and Equity Pledge Agreement, (ii) waive any right or benefits on Granted Equity Interests and assets in accordance with applicable laws, and confirm that he or she will not have any claim on such equity interests and assets; (iii) and he or she has not and does not intend to participate in the operation and management or other voting matters of the VIEs. In addition, in the event that the spouse obtains any equity interest in the VIEs held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could, among others:

●	revoke business and operating licenses of Etao’s PRC subsidiary and VIE;

●	levy fines on Etao’s PRC subsidiary and VIE;

●	shut down services of Etao’s PRC subsidiary and VIE;

●	discontinue or restrict Etao’s PRC subsidiary and VIE’s operations in China;

●	impose conditions or requirements with which Etao’s PRC subsidiary and VIE may not be able to comply;

●	require Etao or Etao’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations;

●	restrict or prohibit Etao’s use of the proceeds of the additional public offering to finance Etao’s business and operations in China; and

●	take other regulatory or enforcement actions that could be harmful to Etao’s or Etao’s PRC subsidiary and VIE’s business.

Etao’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, Etao may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. Etao, however, does not believe such actions would result in the liquidation or dissolution of Etao, its PRC subsidiaries and VIE.

The interests of the shareholders of VIE may diverge from that of Etao and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. Etao cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of Etao or that conflicts of interests will be resolved in Etao’s favor. Etao believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide Etao with a mechanism to remove the current shareholders of VIE should they act to the detriment of Etao. Etao relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of Etao. If Etao cannot resolve any conflicts of interest or disputes between Etao and the shareholders of VIE, Etao would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The following financial information of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2022 and December 31, 2021, and for the year ended December 31, 2022 and 2021:

Consolidated Statements of Operations Information

	For the year ended December 31, 2022
	Parent	Non-VIE subsidiaries	VIE	Elimination	Consolidated
Revenues	$—	$—	$58,060,025	$—	$58,060,025
Cost of revenues	$—	$—	$(39,060,362)	$—	$(39,060,362)
Share of loss from non- VIE subsidiaries	$—	$—	$—	$—	$—
Share of income/(loss) from VIEs	$—	$—	$—	$—	$—
Net income/(loss) attribute to Etao’s shareholders	$(896,021,553)	$—	$(656,206)	$—	$(896,677,759)
Comprehensive loss	$(896,021,553)	$—	$(2,121,531)	$—	$(898,143,084)

	For the year ended December 31, 2021
	Parent	Non-VIE subsidiaries	VIE	Elimination	Consolidated
Revenues	$—	$—	$53,337,278	$—	$53,337,278
Cost of revenues	$—	$—	$(37,072,061)	$—	$(37,072,061)
Share of loss from non- VIE subsidiaries	$—	$—	$—	$—	$—
Share of income/(loss) from VIEs	$—	$—	$—	$—	$—
Net income/(loss) attribute to Etao’s shareholders	$(8,861,172)	$—	$(1,682,191)	$—	$(10,543,363)
Comprehensive loss	$(8,861,172)	$—	$(1,329,999)	$—	$(10,191,171)

Consolidated Balance Sheets Information

	As of December 31, 2022
	Parent	Non-VIE subsidiaries	VIE	Elimination	Consolidated
Current assets	$-	$-	$26,440,914	$-	$26,440,914
Investments in non-VIE subsidiaries	$-	$-	$-	$-	$-
Equity in VIEs through VIE agreements	$158,588,161	$-	$-	$(158,588,161)	$-
Non-current assets	$-	$-	$33,202,614	$141,367,571	$174,570,186
Total liabilities	$23,359,961	$-	$42,263,903	$(6,653,707)	$58,970,157
Shareholders’ equity	$135,228,200	$-	$17,379,625	$(10,566,883)	$142,040,943

	As of December 31, 2021
	Parent	Non-VIE subsidiaries	VIE	Elimination	Consolidated
Current assets	$-	$-	$26,531,563	$-	$26,531,563
Investments in non-VIE subsidiaries	$-	$-	$-	$-	$-
Equity in VIEs through VIE agreements	$169,874,463	$-	$-	$(169,874,463)	$-
Non-current assets	$-	$-	$39,468,354	$156,478,040	$195,946,394
Total liabilities	$22,831,753	$-	$48,662,345	$(3,650,127)	$67,843,970
Shareholders’ equity	$147,042,710	$-	$16,967,020	$(9,746,296)	$154,263,434

Consolidated Cash Flows Information

	For the year ended December 31, 2022
	Parent		Non-VIE subsidiaries	VIE	Elimination	Consolidated
Net cash provided by (used in) operating activities		$(1,144,678)	$—	$11,968,566	$—	$10,823,888
Net cash provided by investing activities	$		$—	$(3,572,402)	—	$(3,572,402)
Net cash provided by (used in) financing activities		$1,144,678	$—	$(3,705,366)	$—	$(2,560,688)

	For the six months ended December 31, 2021
	Parent		Non-VIE subsidiaries	VIE	Elimination	Consolidated
Net cash provided by (used in) operating activities		$(315,349)	$—	$63,874	$—	$(251,475)
Net cash provided by investing activities	$		$—	$5,612,090	—	$5,612,090
Net cash provided by (used in) financing activities		$315,349	$—	$(1,013,084)	$—	$(697,734)

Going Concern

The accompanying financial statements have been prepared in conformity with U.S. GAAP which contemplates continuation of the Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the financial statements. As of and during the year ended December 31, 2022, the Company had a net working capital deficit of $7,625,158, accumulated deficit of $907,539,304, and net loss of $896,677,759. The factors give rise to substantial doubt to the Company’s ability to continue as going concern. The Company’s ability to continue as a going concern depends upon its ability to market and sell its products and services and sustainable profit margins and to generate positive operating cash flows.

Management’s plan is to continue improve operations by leveraging its distribution channels from its diverse subsidiaries across the entire healthcare ecosystem in order to generate sustainable profits and positive cash flows. The Company merged with a special purpose acquisition company (SPAC) and plan to raise additional capital through the private and public markets by using the SPAC as a financial platform. Management believes that the valuation and liquidity brought by a merger will allow for the Company to re-organize its debt and raise additional capital to expand operations to generate re-occurring sustainable profits and positive working capital. If the Company is not able to continue generating profits and positive operating cash flows, raise additional capital, or complete a merger with the SPAC, there is the risk that the Company may become insolvent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, net realizable value of inventories, the useful lives of property and equipment and intangible assets, impairment of long-lived assets (including goodwill), valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses and fair value of assets and liabilities acquired in business combination. Actual results could differ from those estimates.

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets is resulted from the consolidation of 11 subsidiaries acquired in 2021. The portion of the income or loss applicable to the non-controlling interest in subsidiary is reflected in the consolidated statements of operations and comprehensive loss.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the United States dollar (“$”), which is the reporting currency of the Company. The functional currency of the PRC subsidiaries is Renminbi (“RMB”).

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of operations and comprehensive loss as other income (other expenses).

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of
	December 31, 2022	December 31, 2021
Balance sheet items, except for equity accounts	6.6879	6.3524

	For the Year Ended December 31,
	2022	2021
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	6.7347	6.4389

Business combination and non-controlling interests

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. The consideration was made in the form of cash payment. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

For the Company’s majority-owned subsidiaries of its VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net loss on the consolidated statements of operation and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Company’s consolidated balance sheets.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, accounts receivable, advance to suppliers, amounts due from related parties and other current assets, accounts payable, advances from customers, accrued expenses and other current liabilities management has determined that the carrying value approximates their fair values.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Restricted cash, current

Restricted cash, current consists of two natures of restricted cash. A) The bank deposits as securities for bank acceptance note payables. B) The funds received from insurance buyers deposited into an escrow account. The funds are used to be paid to insurance company to fulfill the insurance fee purchase obligation.

Restricted cash, non-current

Restricted cash represents the bank deposit mandatory required by China Banking and Insurance Commission to conduct licensed insurance agency business.

Short-term investment

Short-term investment consists of investment in a monetary fund managed by China Industrial and Commercial Bank, the original maturities of which are less than three months. The funds are unsecured with variable interest rates. The Company measures the short-term investment at fair value and fair value is estimated based on quoted price of the fund provided by China Industrial and Commercial Bank at the end of each period.

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables. The allowance for doubtful accounts and authorized credits is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Advance to suppliers

The suppliers usually require advance payments when the Company orders services and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

Inventories

Inventories, primarily consisting of consumer products, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Furniture	5 years
Office equipment	3-15 years
Vehicle	5 years
Medical equipment	5-10 years
Buildings	50 years
Leasehold improvement	The same as the operating lease period

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

Intangible assets, net

Intangible assets are recognized and measured at cost or at fair value if acquired through a business combination. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Category	Estimated useful lives
Software	5-10 years
Land use right	50 years
Domain names	5-6 years
Trademark and patent	5-20 years
Customer relationship	9-10 years

Impairment of long-lived assets (other than goodwill)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. As of December 31, 2021, the Company made the impairment of $3,896,474 for two equity investments. The Company made the impairment of $11,019,619 during the year ended December 31, 2022.

Goodwill

Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.

In accordance with the Financial Accounting Standards Board (“FASB”) guidance on “Testing of Goodwill for Impairment”, the Company has the option to assess qualitative factors first to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its fair value, but not to exceed the carrying amount of goodwill. The Company made the impairment of $148,279,473 during the year ended December 31, 2022.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company generates revenue through four lines of business, which are: insurance agency commission, sale of medical supply products, inpatient and clinic care, and provision of medical technology services.

1.	Insurance agency commission

Commission is generated from sale of medical insurance. The Company markets and sells insurance policies originated by multiple insurance carriers via offline and online platforms. The Company recognizes the commission revenue on a net basis as the Company is acts as an agency in these transactions and is not responsible for fulfilling the promise to provide the specified insurance products. The Company recognizes revenue at the point of time when the insurance policy has been issued to the policyholder. Payments are typically either made in advance or upon completion of the writing of the policy.

2.	Sales of medical supplies or products

The Company sells pharmaceutical products to hospital inpatients and outpatients in accordance with medical prescriptions. The Company recognizes the revenue when the pharmaceutical products are physically transferred to patients and fees can be collected. The Company is considered as a principal in the sale of pharmaceutical products because it takes inventory risk for the goods that are to be sold; accordingly, revenue is recognized on a gross basis. The performance obligation is the transfer of possession and control of the pharmaceutical product to the patient.

The Company sells medical supplies to hospitals or clinics. The Company recognizes the revenue when the medical supplies are handed over to clinics and proceeds can be collected. The performance obligation is the transfer control and possession of the products to the hospitals or clinics. The Company is considered as a principal when its sells the medical supplies because it takes inventory risk for the goods to be sold; accordingly, revenue is recognized on a gross basis. Payments is typically received after delivery of products.

3.	Provision of medical or clinical services

The Company provides various medical and clinical services to patients. The Company recognizes revenue when individual deliverable services such as diagnosis, lab work, scans, consultation, and treatments, etc. have been provided to the patients. Medical and clinical service revenue is recognized on a gross basis, as the Company is responsible to supervise, evaluate, manage and compensate medical staff whom deliver the services, and the Company has discretion in establishing the pricing for services charged to patients. The performance obligation is the provision of services detailed above to patients. Each deliverable service is typically completed in a single visit. Payment is received from patients after completion of each visit as well as through reimbursement by the government.

4.	Provision of medical technology services

The Company provides medical software service to hospitals and or clinics. The Company recognizes the revenue when the performance obligation has been met, which is when software is provisioned and made available to customers to use over a period of time. The Company also provides an APP to doctors enabling them to provide online consultations to patients. Service fees are charged to doctors on commission basis when doctors collect consultation fees from their patients. The Company is considered as a principal to provide the service because the software is developed by the Company. Thus, the revenue is recognized on a gross basis.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations in (i) contracts that have an original expected length of one year or less; and (ii) contracts where revenue is recognized as invoiced.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized when the Company has satisfied the Company’s performance obligation and has the unconditional right to payment.

Advance from customers consists of payments received related to unsatisfied performance obligations at the end of the period. These are considered contract liabilities. The advance from customers as of December 31, 2022 and December 31, 2021 were $748,296 and $778,125, respectively.

The following table identifies the disaggregation of the Company’s revenue for the year ended December 31, 2022 and 2021:

	2022	2021
Net product revenue	$5,027,612	$5,205,352
Hospital services revenue	37,353,737	32,075,684
Insurance brokage	14,327,161	14,767,668
Software and other technical service revenue	1,351,515	1,288,574
Total	$58,060,025	$53,337,278

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets. The Company records revenue net of value added tax and related surcharges.

Cost of revenue

Cost of revenue for insurance commission business mainly consists of advertising cost through online or offline and other channel expense in order to access to more potential insurance buyers.

Cost of revenue for medical products mainly consists of inventory cost of (a) pharmaceuticals and medical tools to be sold for pharmaceuticals sales; and (b) materials used, outsourcing production cost, allocated overhead, and other direct cost for the products the company produced.

Cost of revenue for medical service or clinic services mainly consists of materials used, doctors and nursery cost, allocated overhead, and other direct cost for the service the company provided.

Cost of revenue for technology service mainly consists of labor cost directly related to the service delivered to customers.

Selling expenses

Selling expenses mainly consists of labor expenses for sales personnel, commission for sales staff and other miscellaneous selling expenses.

General and administrative expenses

General and administrative expenses mainly consist of professional service fees, labor expenses, unexpected inventory loss from closing of warehouses and other miscellaneous administrative expenses.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits of employees and related expenses for IT professionals involved in developing technology platforms, server and other equipment depreciation, bandwidth and data center costs, and rental fees. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Share-based compensation expenses

All share-based awards granted to employees, which are share options, are measured at fair value on grant date. Share based compensation expense is recognized using the straight line method, over the requisite service period, which is the vesting period.

Operating leases

Prior to the adoption of ASC 842 on January 1, 2019:

Leases, mainly leases of factory buildings, offices and employee dormitories, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Company had no finance leases for any of the periods stated herein.

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Finance lease

The Company classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

●	The lease term is for the major part of the remaining economic life of the underlying asset;

●	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Lease term includes rent holidays and options to extend or terminate the lease when the Company is reasonably certain that it will exercise that option. The Company does not recognize finance lease assets or lease liabilities for renewal periods unless it is determined that the Company is reasonably certain of renewing the lease at inception or when a triggering event occurs. The lease assets for finance leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. The interest and amortization expense of finance lease are presented separately. Interest expense is determined using the effective interest method. Amortization expense is recorded on a straight-line basis of the finance lease assets. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,537). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2021 and 2020, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Value added tax (“VAT”)

The Company is subject to VAT and related surcharges on revenue generated from services provided or products sold. The Company records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Company to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 6% for taxpayers providing services and 13% for products sold. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The Company have designated two classes of ordinary shares that have identical rights and privileges, except for voting rights. Each Class A Ordinary Share is entitled to one vote while Class B ordinary shares entitled to thirty votes. The two classes are combined and presented as one class for EPS purposes since the only difference is related to voting rights, but the classes otherwise share equally in dividends and residual net assets on a per share basis. In this situation, the earnings per share amounts presented reflect both classes of ordinary share.

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM evaluates the Company’s performance based on revenues and gross profit by three operating segments: 1) Insurance brokerage; 2) Telemedicine and Digital Assets; 3) Offline Hospitals and Clinics. Currently, the Company does not appoint officers to act as chief officer for each segment. However, the Company summarizes all business and classify into the three segments so that investors can understand the overall business nature of subsidiaries. Thus, the Company has three reportable operating segments, which is discussed in Note 17, Segment Reporting.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 from January 1, 2022. The Company is in the process of evaluating the effect of the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.

For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Significant risks and uncertainties

A	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2022, the Company held cash and cash equivalents of $8,933,208, all of which was deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $76,500). In addition, the Company maintains certain bank accounts in Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

B	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

C	Foreign currency risk

Much of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

D	Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

In assessing the Company’s liquidity, the Company monitors and analyzes its cash and cash equivalents and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. As of and during the year ended December 31, 2022, the Company had a net working capital deficit of $7,625,158, accumulated deficit of $907,539,304, and net loss of $896,677,759. None of the Company’s stockholders, officers or directors, or third parties, are under any obligation to advance us funds, or to invest in us. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of our business plan, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all.

These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of
	December 31, 2022	December 31, 2021
Accounts receivable	8,789,041	$9,380,175
Less: allowance for doubtful accounts	(692,694)	(663,914)
Accounts receivable, net	$8,096,347	$8,716,261

The movements in the allowance for doubtful accounts for the years ended June 30, 2022 and December 31, 2021 were as follows:

	December 31, 2022	December 31, 2021
Balance at beginning of the year	(663,914)	$-
Additions of provision	(120,258)	(306,723)
Written-off	38,973	-
Additions by acquisition	-	(346,023)
Exchange effect	52,505	(11,168)
Balance at end of the year	$(692,694)	$(663,914)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net, consists of the following:

	As of
	December 31, 2022	December 31, 2021
Prepaid expenses	54,888	206,275
Prepaid tax	106,557	115,216
Loan to third parties (i)	1,521,052	1,768,810
Short-term deposits	204,153	126,765
Paid on behalf of customers or suppliers	6,700	117,332
Receivable from third parties	906,291	271,874
Employee advances	273,877	906,987
Others	48,827	322,169
Subtotal	3,122,345	3,835,428
Less: allowance for doubtful accounts	(1,244,991)	(335,483)
Total prepayments and other current assets, net	$1,877,354	$3,499,945

(i)	Included in the loan to third parties as of December 31, 2021, loan amount of $768,856 is charged at 15% annual interest rate, and the remaining loans are interest free loans. All loans are due within 1 year. For all loans as of December 31, 2022, they are interest free and due within 1 year.

The movements in the allowance for doubtful accounts for the years ended December 31, 2022 and 2021 were as follows:

	As of
	December 31, 2022	December 31, 2021
Balance at beginning of the year	(335,483)	$-
Additions by acquisition	-	(397,157)
Addition	(1,003,797)	-
Written off	535	68,763
Exchange effect	93,754	(7,089)
Balance at end of the year	$(1,244,991)	$(335,483)

5. INVENTORY, NET

Inventories, net, consists of the following:

	As of
	December 31, 2022	December 31, 2021
Raw material	69,498	$40,951
Finished goods	1,810,442	2,034,447
Low value consumables	163,311	83,840
Subtotal	2,043,251	2,159,238
Less: Inventory write-down	(53,858)	(79,291)
Inventories, net	$1,989,393	$2,079,947

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of
	December 31, 2022	December 31, 2021
Office equipment	636,060	1,186,674
Vehicle	281,813	306,014
Medical equipment	12,859,238	13,331,170
Leasehold improvement	603,473	94,610
Buildings	15,342,043	15,762,140
Subtotal	29,722,627	30,680,608
Less: accumulated depreciation	(12,034,882)	(11,346,600)
Property and equipment, net	$17,687,745	19,334,008

7. INTANGIBLE ASSETS NET

Intangible assets, net, consists of the following:

	As of
	December 31, 2022	December 31, 2021
Software	1,414,291	$1,551,446
Subtotal	1,414,291	1,551,446
Less: accumulated amortization	(806,410)	(733,806)
Intangible asset, net	607,881	$817,640

Future estimated amortization expense of intangible assets is as follows:

By December 31, 2023	$100,552
By December 31, 2024	93,173
By December 31, 2025	90,121
By December 31, 2026	86,667
By December 31, 2027	86,654
Thereafter	150,713
Total	$607,880

8. Land use right

Land use right, net, consists of the following:

	As of
	December 31, 2022	December 31, 2021
Original cost	542,741	589,348
Less: accumulated amortization	(41,186)	(32,797)
Land use right, net	501,555	$556,551

Future estimated amortization expense of intangible assets is as follows:

By June 30, 2023	$15,626
By June 30, 2024	15,626
By June 30, 2025	15,626
By June 30, 2026	15,626
By June 30, 2027	15,626
Thereafter	423,425
Total	$501,555

9. LONG-TERM INVESTMENT

Equity investment, net consist of following:

	As of
Investee	December 31, 2022	December 31, 2021
Changsha Zhenghe Orthopedics Hospital Limited	3,766,000	3,766,000
Beijing Zhongqihuashang Venture Investment Management Co., Ltd.	130,474	141,679
Henan Shangshan Health Technology Co., Ltd.	47,366	-
Qianhu Medical Management (Jiangxi) Co., Ltd.	10,972,253	-
Subtotal	14,916,093	3,907,679
Less: Impairment	(14,916,093)	(3,907,679)
Equity investment, net	-	$-

The Company made equity investment of $3,766,000 into Changsha Zhenghe Orthopedics Hospital Limited to take 41% equity interest of this investee. As this investee was under a lawsuit which may cause a liquidation, the Company made a full impairment of its investment cost as of December 31, 2022 and December 31, 2021.

The investment into Beijing Zhongqihuashang Venture Investment Management Co., Ltd. takes 10% of its equity interest of this investee, without board seats. Due to limited information obtained from the investee, the Company made a full impairment of its investment cost as of December 31, 2022 and December 31, 2021.

The Company lost control in Qianhu Medical Management (Jiangxi) Co., Ltd. in 2022. Therefore, the Company used equity method to book its investment and made full impairment of its net book value of the investment into this subsidiary as of January 1, 2022.

The Company decided to liquidate Henan Shangshan Health Technology Co., Ltd. Therefore, the Company made full impairment of its net book value of the investment into this subsidiary as of January 1, 2022.

10. ACQUISITION AND NON-CONTROLLING INTERESTS

On March 15, 2021, Etao issued 2,627,511 of class A ordinary shares at the par value of USD $0.0001 and cash payable of $6,568,779 with a due date of April 20, 2023, for the total consideration to acquire 85% equity interest of Aaliance Insurance Broker Co., Ltd. (“Aaliance”) and its subsidiaries.

On March 16, 2021, Etao issued 902,904 of class A ordinary shares at the par value of USD $0.0001 and cash payable of $2,257,261 for the consideration to acquire 51% equity interest of Qianhu Medical Management (Jiangxi) Co., Ltd (“Qianhu”) and its subsidiaries.

On March 18, 2021, Etao issued 690,462 of class A ordinary shares at the par value of USD $0.0001 and cash payable of $1,726,154 for the consideration to acquire 51% equity interest of Hangzhou Six Dimension Dental Medical Technology Co., Ltd (“6D”) and its subsidiaries.

On March 18, 2021, Etao issued 1,923,100 of class A ordinary shares at the par value of USD $0.0001 for the consideration to acquire 100% equity interest of Chain Workshop (Beijing) Co., Ltd. (“Chain”) and its subsidiaries.

On March 22, 2021, Etao issued 2,353,800 of class A ordinary shares at the par value of USD $0.0001 for the consideration to acquire 51% equity interest of Zhichao Medical Technology (Hunan) Co., Ltd. “Zhichao”)

On March 31, 2021, Etao issued 312,600 of class A ordinary shares at the par value of USD $0.0001 and cash payable of $941,538 for the consideration to acquire 51% equity interest of Kangning (Henyang) Healthcare Management Co., Ltd. (“Kangning”)

On March 31, 2021, Etao issued 1,076,507 of class A ordinary shares at the par value of USD $0.0001 for the consideration to acquire 51% equity interest of Guiyang Tianlun Infertility Hospital Limited. (“Tianlun”)

On March 30, 2021, Etao issued 1,093,800 of class A ordinary shares at the par value of USD $0.0001 and cash payable of $7,323,300 for the consideration to acquire 51% equity interest of Civil Hospital (Mengzhou City) Co., Ltd. (“Mengzhou”)

On March 20, 2021, Etao issued 602,208 of class A ordinary shares at the par value of USD $0.0001 and cash payable of $4,014,720 for the consideration to acquire 51% equity interest of Changxing Zhizhou Hospital Co., Ltd. (“Changxing”)

On June 30, 2021, Etao issued 1,015,400 of class A ordinary shares at the par value of USD $0.0001 for the consideration to acquire 55% equity interest of Beijing Baihuabaihui (Beijing) Biotech Co., Ltd. (“Baihuabaihui”)

On April 30, 2021, Etao issued 2,105,979 of class A ordinary shares at the par value of USD $0.0001 for the consideration to acquire 67.39% equity interest of Beijing Dnurse Technology Co. Ltd. (“Dnurse”)

The Company accounted for these acquisitions as business combination. The results of operations of the 11 subsidiaries have been included in the Company’s consolidated financial statements since the acquisition date. The assets acquired and liabilities assumed were recorded at their respective fair values on the date of acquisition.

The net assets of the acquired companies, total investment cost and goodwill are set forth below:

	Aaliance	6D	Changxing	Mengzhou	Qianhu	Tianlun
Net assets at acquisition	(504,043)	1,609,057	1,080,960	11,481,201	(1,608,994)	1,491,694
Non-controlling interest for original shareholders of the subsidiaries	(75,607)	788,438	529,671	5,625,788	(788,407)	730,930
Net assets allocated to Etao	(428,436)	820,619	551,289	5,855,413	(820,587)	760,764
Total consideration	32,843,889	8,630,774	10,036,800	18,261,300	11,286,301	10,765,070
Goodwill as of December 31, 2021	33,272,325	7,810,155	9,485,511	12,405,887	12,106,888	10,004,306
Goodwill reallocated to equity investment					(12,106,888)
Gross Goodwill as of December 31, 2022	33,272,325	7,810,155	9,485,511	12,405,887	-	10,004,306
Impairment	(33,272,325)	(7,810,155)	(9,485,511)	(12,405,887)	-	(10,004,306)
Net Goodwill as of December 31, 2022	-	-	-	-	-	-

Continued:

	Kangning	Chain	Zhichao	Baihuabaihui	Dnurse	Total
Net assets at acquisition	1,011,114	561,566	113,014	618,560	2,273,564	18,127,693
Non-controlling interest for original shareholders of the subsidiaries	495,446	-	55,377	278,352	741,409	8,381,397
Net assets allocated to Etao	515,668	561,566	57,637	340,208	1,532,155	9,746,296
Total consideration	4,067,538	19,231,000	23,538,000	10,154,000	21,059,790	169,874,463
Goodwill as of December 31, 2021	3,551,870	18,669,434	23,480,363	9,813,792	19,527,635	160,128,167
Goodwill reallocated to equity investment	-	-	-	-	-	(12,106,888)
Gross Goodwill as of December 31, 2022	3,551,870	18,669,434	23,480,363	9,813,792	19,527,635	148,021,279
Impairment	(3,551,870)	(18,669,434)	(23,480,363)	(9,813,792)	(19,527,635)	(148,021,279)
Gross Goodwill as of December 31, 2022	-	-	-	-	-	-

In 2022, the Company acquired 10% minority interest of Shanghai Weimin Info-tech Co., Ltd., which was 90% owned subsidiary of the Company in 2021, with no consideration. The acquisition resulted in a goodwill of $258,195 due to a net deficit of the subsidiary. The Company made full impairment of the goodwill due to no signal to show the recoverability of this investment.

11. BANK LOANS

The bank loans as of December 31, 2022 are set out below:

Bank loans	USD	RMB	Period		Interest rate		Third Party guarantee/pledge	Personal guarantee
Short-term Bank loan
1	217,457	1,500,000	30-Jun-22	30-Jun-23	4.20%		Shanghai Micro-companies Guarantee Fund	Wang Ping, Qiu Tian’e
2	43,491	300,000	13-Jul-21	4-Jan-23	4.50%
3	28,994	200,000	27-Jul-21	18-Jan-23	4.50%
4	43,491	300,000	30-Jul-21	21-Jan-23	4.50%
5	50,740	350,000	7-Sep-22	10-Mar-23	6.00%
6	768,349	5,300,000	11-Nov-21	10-Nov-23	9.00%		Revenue proceeds	Li Zhiqiang
7	231,143	1,594,399	4-Jan-22	4-Jan-23	5.50%		Revenue proceeds	Li Zhiqiang
8	171,885	1,185,650	28-Jan-22	17-Jan-23	5.50%		Revenue proceeds	Li Zhiqiang
9	163,111	1,125,122	4-Mar-22	3-Mar-23	5.50%		Revenue proceeds	Li Zhiqiang
10	195,218	1,346,593	2-Apr-22	21-Mar-23	5.50%		Revenue proceeds	Li Zhiqiang
11	102,652	708,082	27-Jul-22	27-Apr-23	3.85%		Building
12	2,899	20,000	27-Jun-22	27-Jun-23	5.20%
13	72,486	500,000	29-Sep-22	28-Sep-23	4.2	% float	Building
14	130,474	900,000	21-Jun-22	20-Sep-23	4.2	% float	Building
15	137,072	945,500	16-Jun-22	15-Jun-23	4.2	% float	Building
Total	2,359,462	16,275,346

12. NOTE PAYABLES

The bank loans as of December 31, 2022 are set out below:

Bank loans	USD	RMB	Period		Interest rate
1	4,542	31,330	5-Jul-22	5-Jan-23	-
2	82,854	571,520	5-Jul-22	5-Jan-23	-
3	32,769	226,038	5-Jul-22	5-Jan-23	-
4	67,450	465,260	5-Jul-22	5-Jan-23	-
5	4,349	30,000	5-Jul-22	5-Jan-23	-
6	127,838	881,816	5-Jul-22	5-Jan-23	-
7	80,297	553,877	5-Jul-22	5-Jan-23	-
8	30,011	207,010	5-Jul-22	5-Jan-23	-
9	78,259	539,826	5-Jul-22	5-Jan-23	-
10	14,497	100,000	2-Aug-22	2-Feb-23	-
11	20,155	139,026	2-Aug-22	2-Feb-23	-
12	41,010	282,886	2-Aug-22	2-Feb-23	-
13	124,402	858,112	2-Aug-22	2-Feb-23	-
14	4,053	27,960	2-Aug-22	2-Feb-23	-
15	14,497	100,000	2-Aug-22	2-Feb-23	-
16	4,349	30,000	2-Aug-22	2-Feb-23	-
17	5,861	40,425	2-Aug-22	2-Feb-23	-
18	10,221	70,500	2-Aug-22	2-Feb-23	-
19	52,113	359,472	2-Aug-22	2-Feb-23	-
20	67,269	464,013	31-Aug-22	30-Apr-23	-
21	33,341	229,985	31-Aug-22	30-Apr-23	-
22	12,600	86,916	31-Aug-22	30-Apr-23	-
23	37,439	258,251	31-Aug-22	30-Apr-23	-
24	43,315	298,780	31-Aug-22	30-Apr-23	-
25	40,396	278,644	31-Aug-22	30-Apr-23	-
26	123,998	855,329	31-Aug-22	30-Apr-23	-
27	14,497	100,000	31-Aug-22	30-Apr-23	-
28	4,349	30,000	31-Aug-22	30-Apr-23	-
29	8,988	62,000	31-Aug-22	30-Apr-23	-
30	3,169	21,860	31-Aug-22	30-Apr-23	-
31	30,425	209,866	31-Aug-22	30-Apr-23	-
32	7,307	50,400	31-Aug-22	30-Apr-23	-
33	7,224	49,831	29-Sep-22	29-Mar-23	-
34	12,700	87,599	29-Sep-22	29-Mar-23	-
35	7,627	52,612	29-Sep-22	29-Mar-23	-
36	14,943	103,073	29-Sep-22	29-Mar-23	-
37	14,554	100,393	29-Sep-22	29-Mar-23	-
38	26,334	181,651	29-Sep-22	29-Mar-23	-
39	17,311	119,406	29-Sep-22	29-Mar-23	-
40	43,172	297,799	29-Sep-22	29-Mar-23	-
41	107,113	738,855	29-Sep-22	29-Mar-23	-
42	5,799	40,000	29-Sep-22	29-Mar-23	-
43	19,578	135,047	29-Sep-22	29-Mar-23	-
44	14,497	100,000	29-Sep-22	29-Mar-23	-
45	43,492	300,000	29-Sep-22	29-Mar-23	-
46	43,492	300,000	29-Sep-22	29-Mar-23	-
47	28,994	200,000	29-Sep-22	29-Mar-23	-
48	28,994	200,000	29-Sep-22	29-Mar-23	-
49	125,765	867,518	31-Oct-22	30-Apr-23	-
50	964	6,650	31-Oct-22	30-Apr-23	-
51	27,822	191,912	31-Oct-22	30-Apr-23	-
52	102,763	708,849	31-Oct-22	30-Apr-23	-
53	49,216	339,490	31-Oct-22	30-Apr-23	-
54	15,235	105,088	31-Oct-22	30-Apr-23	-
55	38,845	267,948	31-Oct-22	30-Apr-23	-
56	340,372	2,347,854	6-Dec-22	6-Dec-23	-
57	94,543	652,146	6-Dec-22	6-Dec-23	-
58	375,190	2,588,025	6-Dec-22	6-Dec-23	-
59	65,091	448,994	6-Dec-22	6-Jun-23	-
60	27,092	186,881	6-Dec-22	6-Jun-23	-
61	14,497	100,000	6-Dec-22	6-Jun-23	-
62	9,029	62,284	6-Dec-22	6-Jun-23	-
63	37,045	255,532	6-Dec-22	6-Jun-23	-
64	1,735	11,971	6-Dec-22	6-Jun-23	-
65	8,771	60,500	6-Dec-22	6-Jun-23	-
66	61,375	423,357	6-Dec-22	6-Jun-23	-
67	44,310	305,649	6-Dec-22	6-Jun-23	-
Total	3,102,103	21,398,016

All the note payable are bank acceptance bills with company’s restricted cash deposited in the banks as securities.

13. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consists of the following:

	As of
	December 31, 2022	December 31, 2021
Payroll payable	2,766,599	$2,702,457
Insurance fees collected to be paid to insurance companies	8,204,150	4,368,289
Tax payable	1,606,420	1,080,412
Accrued liability	484,927	618,064
Loan from third parties (i)	2,515,385	2,304,391
Others	3,007,534	4,147,550
	$18,585,015	$15,221,163

(i)	Loan from third parties are due within 1 year, bearing 8% annual interest rate.

14. TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, Etao is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

United States

Etao Delaware is incorporated in United States and is subject to income taxes within the United States at the applicable tax rate on taxable income. The United States Company was subject to federal income tax at a rate of 21%. The Company’s main state tax jurisdiction is Delaware. Etao Delaware did not make any provisions for US profit tax as there were no assessable profits derived from or earned in US since inception.

Hong Kong

Etao HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD 2,000,000 and 16.5% on any part of assessable profits over HKD 2,000,000. Etao HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company is considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

The income tax provision consists of the following components:

	For the year ended
	December 31, 2022	December 31, 2021
Current income tax expenses	672,578	520,265
Deferred income tax effect	(15,485)	(16,078)
Total income tax expenses	$657,093	$504,187

A reconciliation between the Company’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2022	2021
Loss before income tax expense	$(204,752)	$(367,022)
Computed income tax expense with statutory tax rate	(51,188)	(91,756)
Preferential deduction	-	-
Changes in valuation allowance	708,281	595,943
Income tax expense	$657,093	$504,187

As of December 31, 2022 and December 31, 2021, the significant components of the deferred tax assets are summarized below:

	As of
	December 31, 2022	December 31, 2021
Deferred tax assets:
Bad debt provision	$96,812	$89,109
Total deferred tax assets	96,812	89,109
Valuation allowance	--	--
Deferred tax assets, net of valuation allowance:	96,812	89,109

15. RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

No.	Name of Related Parties	Relationship
1	Wang Ping	Non-controlling shareholder of the Company
2	Executives of a subsidiary as a group	Executives of a subsidiary
3	Mr. Li Zhiqiang	Non-controlling shareholder of the Company
4	Mengzhou Dexin Concrete Co., Ltd.	Subsidiary of Mr. Li Zhiqiang
5	Mengzhou Dexin Health Industry Investment Management Co., Ltd.	Subsidiary of Mr. Li Zhiqiang
6	Mr. Yang Hongming	Non-controlling shareholder of the Company
7	Mr.Yang Yang	Director of company’s subsidiary
8	Mr.Qian Xiaofang	Supervisor of company’s subsidiary
9	Changxing Zhizhou Rehabilitation Nursing Home	Subsidiary of 6
10	Hu Haibo	Non-controlling shareholder of the Company
11	Wang Xuelei	Non-controlling shareholder of the Company
12	Jiangxi 123 investment management Co. Ltd	Non-controlling shareholder of the Company
13	Quan Xiaoyu	Non-controlling shareholder of the Company
14	Yue Xuexin	Non-controlling shareholder of the Company
15	Wen Liping	Non-controlling shareholder of the Company
16	Hengyang Tongdexiang medical Co., Ltd	Subsidiary of Wen Liping
17	Zhao Tianming	Non-controlling shareholder of the Company
18	Yue Ziman	Non-controlling shareholder of the Company
19	Hunan Anyue Kangning healthy management Co. Ltd	Subsidiary of non-controlling shareholder of the Company
20	Changning Kangning healthy management Co. Ltd	Subsidiary of non-controlling shareholder of the Company
21	Zhongqi Gaoda (Beijing) Investment Fund Management Co., Ltd.	Subsidiary of Executives of the Company
22	Zhongqi Harbor (Beijing) Capital Management Co., Ltd.	Subsidiary of Executives of the Company
23	Yu Xiaolei	Non-controlling shareholder of the Company
24	Du Jun	Director of a subsidiary
25	Shenzhen Qidian Future Venture Capital LLP	Non-controlling shareholder of the Company
26	Zhongqi Xinxing Venture Investment Fund	Subsidiary of Executives of the Company
27	Zhongqi Fortune Investment Management Nanjing centre	Subsidiary of Executives of the Company
28	Xin Yu	CEO of a subsidiary of the company
29	Li Xiaoran	Executive of a subsidiary
30	Cai Yuntao	Non-controlling shareholder of the Company

31	Chen Jun	Director of a subsidiary
32	Ning Quanxiu	Executive of a subsidiary
33	Li Changzhong	Executive of a subsidiary
34	Nanjing Xirun Health Management Co., Ltd	A company controlled by Li Changzhong
35	Anhui Wanbaotang Traditional Chinese Medicine Museum Co., Ltd	A company controlled by Li Changzhong
36	Nanjing Fengfan Network Technology Co., Ltd.	A company controlled by Cai Yuntao
37	Shen Xuewu	Director of a subsidiary
38	Guoyi Qiankun (Beijing) Technology Co., Ltd.	Non-controlling shareholder of the Company
39	Jingkang Zhixuan (Henan) medical technology Co. Ltd.	A company controlled by Guoyi Qiankun (Beijing) Technology Co., Ltd.
40	Bailinuo Wuhan Management Consulting Co. Ltd	A company controlled by Shen Xuewu
41	Wei Hong	Non-controlling shareholder of the Company
42	Changsha Sinocare Inc	Non-controlling shareholder of the Company
43	You Jia	Non-controlling shareholder of the Company
44	Chen Yidong	CEO of a subsidiary of the company
45	Wang Yuying	CEO of a subsidiary of the Company
46	Yao Chunyan	Non-controlling shareholder of the Company
47	Hangzhou Yixing Medical Devices Ltd.	A company controlled by You Jia
48	Nanning 6 Dimension Dental Clinic	A company controlled by You Jia
49	Lei Chen	Non-controlling shareholder of the Company
50	Liwen Wang	Non-controlling shareholder of the Company
51	Shandong Taipu Investment Limited Liability Partnership	Non-controlling shareholder of the Company
52	Sichuan Ruitao Technology Co.,Ltd	Non-controlling shareholder of the Company
53	Guizhen Zuo	Non-controlling shareholder of the Company
54	Xiaodong Wang	Non-controlling shareholder of the Company
55	Hangzhou Red Feather Enterprise Management Consulting L.P.	Non-controlling shareholder of the Company
56	Hangzhou Violet Stone Enterprise Management Consulting L.P.	Non-controlling shareholder of the Company
57	Hengyang Hefukang Medical Technology Co., Ltd.	Subsidiary of non-controlling shareholder of the Company
58	Jiujiang Ailaifu Medical Cosmetology Co., Ltd.	Subsidiary of non-controlling shareholder of the Company
59	Wilson Liu	Controlling shareholder of the Company
60	Sannuo Health Management Co., Ltd.	Subsidiary of non-controlling shareholder of the Company
61	Zhongqi Xuanli Investment Management Nanjing LLP	Subsidiary of Executives of the Company
62	Mengzhou Xinde Concrete Co., Ltd.	Subsidiary of non-controlling shareholder of the Company
63	Yue Xuexin岳学新	Executive of a subsidiary
64	Beijing Oddpoint Chuangshi Information Technology Co., Ltd.	Subsidiary of non-controlling shareholder of the Company
65	Renhe Future Biotechnology (Changsha) Co., Ltd.	Subsidiary of non-controlling shareholder of the Company

Amounts due from related parties

Amount due from related parties as of December 31, 2022 consist of the following:

	As of
Related parties	December 31, 2022	December 31, 2021
Cai Yuntao	-	-
Chen Jun	-	10,282
Executives of a subsidiary as a group	-	8,915
Guoyi Qiankun (Beijing) Technology Co., Ltd	-	7,871
Hangzhou Yixing Medical Devices Ltd.	37,825	41,073
Hengyang Tongdexiang medical Co. ltd	78,692	101,192
Hengyang Hefukang Medical Technology Co., Ltd.	10,004	-
Jingkang Zhixuan (Henan) medical technology Co. Ltd	-	6,297
Li Changzhong	-	1,073
Nanjing Xirun Health Management Co., Ltd	2,899	11,019
Nanning 6 Dimension Dental Clinic	57,649	62,600
Ning Quanxiu	-	9,905
Quan Xiaoyu	35,657	38,719
Shen Xuewu	-	54,988
Zhongqi Gaoda (Beijing) Investment Fund Management Co., Ltd.	-	13,742
Zhongqi Harbor (Beijing) Capital Management Co., Ltd.	26,281	30,329
Zhongqi Xinxing Venture Investment Fund	43,492	47,226
Fu Xiaohong	-	-
Mengzhou Xinde Concrete Co., Ltd.	50,572	-
Yue Xuexin岳学新	64,803	-
Beijing Oddpoint Chuangshi Information Technology Co., Ltd.	435	-
Total	408,309	445,232

Amounts due to related parties

Amount due to related parties as of December 31, 2022 consist of the following:

	As of
Related parties	December 31, 2022	December 31, 2021
Du Jun	47,075	114,634
Anhui WanbaotangTraditional Chinese Medicine Museum Co., Ltd	8,855	3,737
Bailinuo Wuhan Management Consulting Co. Ltd	-	3,744
Cai Yuntao	-	4,110
Changxing Zhizhou Rehabilitation Nursing Home	50,740	62,968
Zhongqi Fortune Investment Management Nanjing centre	257,281	198,499
Executives as a group	-	523,604
Fangzhou Yidao (Beijing) Health Technology Co., LTD	303,425	314,842
Hu Haibo	1,805,809	1,805,809
Hunan Chenghe Enterprise Management Consulting Co.	21,241	23,065
Jiangxi 123 investment management Co. Ltd	-	-
Li Xiaoran	13,594	15,238
Mengzhou Dexin Concrete Co., Ltd.	-	193,811
Mr. Li Zhiqiang	1,255,566	3,875,903
Mr.Qian Xiaofang	-	66,684
Mr.Yang Yang	-	1,069
Nanjing Fengfan Network Technology Co., Ltd.	87,791	135,206
Wang Xuelei	225,726	225,726
Wang Yuying	24,083	28,965
Wangping	3,859,417	2,510,732
Wei Hong	3,277	3,141
Wen Liping	39,896	106,291
Xin Yu	16,275	17,672
Yang Hongming	3,689,964	3,879,317
You Jia	448,674	438,769
Yue Ziman	1	2
Zhao Tianming	732,232	1,036,655
Zhongqi Gaoda (Beijing) Investment Fund Management Co., Ltd.	37,618	-
Lei Chen	1,773,570	1,773,570
Liwen Wang	624,034	624,034
Shandong Taipu Investment Limited Liability Partnership	1,116,692	1,116,692
Sichuan Ruitao Technology Co.,Ltd	624,034	624,034
Guizhen Zuo	225,726	225,726
Xiaodong Wang	687,009	687,009
Hangzhou Red Feather Enterprise Management Consulting L.P.	345,231	345,231
Hangzhou Violet Stone Enterprise Management Consulting L.P.	193,329	193,329
Jiujiang Ailaifu Medical Cosmetology Co., Ltd.	-	-
Wilson Liu	528,209	-
Chen Yidong	98	-
Yang Yang	621	-
Zhongqi Xuanli Investment Management Nanjing LLP	1,450	-
Renhe Future Biotechnology (Changsha) Co., Ltd.	130,474	-
Total	$19,179,016	$21,179,818

Related party transactions

		For the years ended December 31,
	Nature	2022	2021
Mr.Yang Yang	Expenses paid by related party	636	1,069
Mr.Qian Xiaofang	Expenses paid by related party		66,684
Hunan Anyue Kangning healthy management Co. Ltd	Sales	-	155,089
Changning Kangning healthy management Co. Ltd	Sales	-	131,393
Du Jun	Expenses paid by related party	48,215	113,094
Zhongqi Fortune Investment Management Nanjing centre	Expenses paid by related party	108,126	40,526
Xin Yu	Expenses paid by related party	16,669	17,435
Li Xiaoran	Expenses paid by related party	13,923	15,033
Nanjing Fengfan Network Technology Co., Ltd.	Expenses paid by related party	98,988	133,390
Anhui WanbaotangTraditional Chinese Medicine Museum Co., Ltd	Expenses paid by related party	-	3,687
Cai Yuntao	Expenses paid by related party	-	9,491
Bailinuo Wuhan Management Consulting Co. Ltd	Expenses paid by related party	-	3,693
Changsha Sinocare Inc	Sales	1,222,393	2,021,505
Nanning 6 Dimension Dental Clinic	Sales	-	4,599
Zhongqi Gaoda (Beijing) Investment Fund Management Co., Ltd.	Expenses paid by related party	38,529	-
Zhongqi Xuanli Investment Management Nanjing LLP	Expenses paid by related party	1,485	-

16. EQUITY

In accordance Etao’s memorandum of association and amendments thereto, Etao has designated two classes of ordinary shares: 1.) class A and 2.) class B. Both class A and class B shares rank pari passu in the event of liquidation and entitlement to declared dividends. The two classes of shares differ in their voting rights. Each class A ordinary share is entitled to one vote per share, while the class B ordinary shares are entitled to thirty votes for each share. As of the date of this report, all class B shares are beneficially owned by Etao’s founder and chief executive officer. Both the class A and class B ordinary shares are accounted for as equity of Etao.

Share based compensation expenses for 2020 related to the shares issued to executives and employees. There was no established fair market for the shares issued; accordingly, they were recognized at par value. Share based compensation expenses for 2021 related to the shares issued to a subsidiary’s executives. The value of the shares was calculated at the same price of the recent acquisitions.

On January 27, 2022, Mountain Crest Acquisition Corp. III (“MCAE”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among MCAE, ETAO International Group and Wensheng Liu, in his capacity as the ETAO’s shareholders’ representative (the “Shareholders’ Representative”). On July 26, 2022, ETAO International Co., Ltd., a Cayman Islands exempted company (“PubCo” or “the Company”) and ETAO Merger Sub, Inc., a Cayman Islands exempted company (“Merger Sub”) joined the Merger Agreement as parties. The Merger Agreement provides for a business combination between MCAE and the Company in a two-step process as follows: (1) MCAE will merge with and into PubCo, a wholly owned subsidiary of the MCAE, with PubCo being the surviving corporation in such merger (the “Redomestication Merger”) and (2) ETAO International Group will merge with and into Merger Sub, a wholly owned subsidiary of PubCo, with ETAO International Group as the surviving corporation in such merger (the “Acquisition Merger”). After giving effect to both the Redomestication Merger and the Acquisition Merger, ETAO International Group would be a wholly owned subsidiary of PubCo (collectively referred to herein as the “Business Combination”).

On February 17, 2023, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and ETAO International Group became a wholly owned subsidiary of PubCo. Upon closing, the newco issued 100,000,000 ordinary shares to ETAO International Group’s original shareholders. As a result, to reflect the merger shares conversion effect, the outstanding shares and EPS for 2022 and 2021 are calculated based on 100,000,000 shares.

17 Segment and revenue analysis

The Company operates in healthcare related business which can be divided into 3 main segments, insurance brokerage services, off-line hospital and clinic services, and telemedicine and digital assets business.  Insurance brokage represent the business of Aaliance. Hospital & Clinic segment includes the business of 6D, Changxing, Mengzhou, Tianhu and Kangning. Telemedicine & Digital segment includes the business of Zhichao, Chain, Baihuabaihui, and Dnurse.

The following table summarizes the revenue generated from different revenue segments:

	For the year ended December 31, 2022
	Insurance Brokage	Hospital & Clinic	Telemedicine & Digital	Unallocated	Total

Revenue	14,327,161	40,027,981	3,704,883	-	58,060,025
Operating loss	(438,664)	1,682,184	(1,250,146)	(737,139,678)	(737,146,304)
Net loss from continuing business	(243,964)	617,487	(1,235,367)	(896,133,209)	(896,995,054)

	As of December 31, 2022
	Insurance Brokage	Hospital & Clinic	Telemedicine & Digital	Unallocated	Total
Current assets	9,181,053	15,292,954	1,966,907	-	26,440,914
Non-current assets	880,995	31,717,463	604,157	(6,653,707)	26,548,907
Total assets	10,062,047	50,381,640	2,571,064	(6,653,707)	52,989,821
Total liability	11,243,984	29,472,469	1,547,450	16,706,254	58,970,157
Majority shareholder’s equity/(deficit)	(1,729,269)	17,588,064	1,042,143	(32,499,665)	(15,598,728)
Non-controlling interest	547,332	(50,115)	(18,529)	9,139,704	9,618,392

18. DISCONTINUED OPERATIONS

Due to disputes with minority shareholders of Qianhu Medical, the Company lost control of Qianhu Medical in 2022. Therefore, the Company adopted equity method to record its investment into Qianhu since January 1st, 2022 and made full impairment of its net book value of its equity investment in Qianhu Medical as of January 1, 2022. Qianhu’s operating results of 2021 as comparative figures were retrospectively restated as discontinued operation.

Financial information relating to the discontinued operation for the year and the comparative year is set out below.

a)	Financial performance and cash flow information

	Year ended December 31,
	2022	2021
Revenue	-	6,456,143
Cost of revenue	-	(3,889,266)
Profit before tax	-	(631,411)
Income tax	-	(75)
Profit after tax	-	(631,486)
		-
Net cash from operating activities	-	(40,233)
Net cash from investing activities	-	347,428
Net cash from financing activities	-	(76,581)

Net cash decrease of disposed subsidiaries	-	230,614

19. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

For the year ended December 31, 2022, no single customer represent 10% or more of the Company’s total revenue.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of
	December 31, 2022	December 31, 2021
Percentage of the Company’s accounts receivable
Customer A	15%	22%
Customer B	30%	35%

For the year ended December 31, 2022, no single supplier represents 10% or more of the Company’s total purchase.

As of December 31, 2022, no single supplier represents 10% or more of the Company’s total accounts payable.

20. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company entered into operating lease agreements for office spaces and employee dormitories, and finance lease agreements for medical equipment. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The components of lease expense were as follows:

	For the years ended December 31,
	2022	2021
Operating lease expense	1,786,308	1,356,484
Finance lease expense	194,078	296,638
Total	$1,980,386	$1,653,122

The Company’s maturity analysis of operating lease liabilities as of December 31, 2022 is as follows:

By December 31, 2023	$1,479,549
By December 31, 2024	1,434,478
By December 31, 2025	1,213,426
By December 31, 2026	310,739
By December 31, 2027	266,025
Thereafter	1,749,247
Total	$6,453,464
Imputed interest	(927,717)
Present value of operating lease liabilities	5,525,747

The Company’s maturity analysis of finance lease liabilities as of December 31, 2022 is as follows:

By December 31, 2023	$993,392
By December 31, 2024	993,392
By December 31, 2025	159,042
By December 31, 2026	-
By December 31, 2027	-
Thereafter	-
Total	$2,145,826
Imputed interest	(238,851)
Present value of finance lease liabilities	1,906,975

Supplemental balance sheet information related to leases was as follows:

	As of December 31,	As of December 31,
	2022	2021
Weighted average remaining lease term (in years):
Operating leases	6.4	6.3
Finance leases	2.2	0.9

Weighted average discount rate:
Operating leases	4.6%	4.6%
Finance leases	7.3%	7.5%

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.

21. Restricted net assets

The Company’s ability to pay dividends is dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC laws and regulations, the Company’s subsidiaries located in the PRC are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of Group’s subsidiaries, affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2022, none of the Group’s PRC subsidiaries has a general reserve that reached 50% of their registered capital threshold and therefore they will allocate at least 10% of their after-tax profits to the general reserve fund. Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Company’s subsidiaries.

The Company made negligible appropriation to these statutory reserve funds of since inception due to the loss position of the Company’s PRC subsidiaries.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, preferred shares and the statutory reserves of the Company’s PRC subsidiaries.

The aggregate amounts of paid-in capital and preferred shares restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution were $43,301,860 as of December 31, 2022 and December 31, 2021.

22. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through September 1, 2023.

On January 27, 2022, Mountain Crest Acquisition Corp. III (“MCAE”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among MCAE, ETAO and Wensheng Liu, in his capacity as the ETAO’s shareholders’ representative (the “Shareholders’ Representative”). On July 26, 2022, ETAO International Co., Ltd., a Cayman Islands exempted company (“PubCo”) and ETAO Merger Sub, Inc., a Cayman Islands exempted company (“Merger Sub”) joined the Merger Agreement as parties. The Merger Agreement provides for a business combination between MCAE and the Company in a two-step process as follows: (1) MCAE will merge with and into PubCo, a wholly owned subsidiary of the MCAE, with PubCo being the surviving corporation in such merger (the “Redomestication Merger”) and (2) ETAO will merge with and into Merger Sub, a wholly owned subsidiary of PubCo, with ETAO as the surviving corporation in such merger (the “Acquisition Merger”). After giving effect to both the Redomestication Merger and the Acquisition Merger, ETAO would be a wholly owned subsidiary of PubCo (collectively referred to herein as the “Business Combination”).

On February 17, 2023, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and ETAO became a wholly owned subsidiary of PubCo.