Form 20-F/A
period 2022-12-31
ETAO International Co., Ltd.
filed 2024-04-11
CIK 1939696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

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

Explanatory Note

ETAO International Co., Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2023 (the “Original Filing”), to disclose certain legal and operational risks and potential impact on our company associated with having substantially all of our operations conducted by operating entities in China to address certain comments from the Staff of the SEC in relation to the Original Filing.

The following items have been amended in this Amendment No.1:

●	Introduction
●	Item 3 Key Information
●	Item 3.D Risk Factors,
●	Item 5 Overview
●	Item 10.B Memorandum and Articles of Association
●	Item 10.E Taxation
●	Item 16.C Principal Accountant Fees and Services

This Amendment No. 1 speaks as of the filing date of the Original Filing, or September 1, 2023. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to September 1, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

“Biohelix” means Baihui (Beijing) Biotech Co., Ltd.

“Chainworks” means Chain Workshop (Beijing) Co., Ltd.

“Changsha Zhenghe” means Changsha Zhenghe Orthopedics Hospital Co., Ltd.

“Changxing” means Changxing Zhizhou Hospital Co., Ltd.

“China” or the “PRC” or “mainland China”, unless otherwise specified herein, are to the People’s Republic of China;

“Consolidating VIEs” or “Consoldiated VIEs” refers to Aaliance, Biohelix, Chainworks, Changxing, DNurse, DTalks, Giuyang, Kangning, Mengzhou, Qianhu, and 6D Dental.

“Code” means the Internal Revenue Code of 1986, as amended.

“DILE” means Beijing Dile Technology Co., Ltd.

“DNurse” means Beijing Dnurse Technology Co., Ltd., a PRC company and one of the Consolidating VIEs.

“DNurse Cayman” means Dnurse Investment Co. Ltd.

“DTalks” means Zhichao Medical Technology (Hunan) Co., Ltd.

“ETAO,” “we,” “us,”, “company”, “our company,” or “our” refers to ETAO International Co., Ltd., its subsidiaries and its affiliated entities that were consolidated in the financial statements, including the Consolidated VIEs and their respective consolidated subsidiaries.

“ETAO China” refers to ETAO International Medical Technology Ltd.

“ETAO Global” means ETAO Global Holdings Ltd.

“ETAO Hong Kong” means ETAO International Group Co., Ltd.

“Guiyang” means Tianlun (Giuyang) Buyun Buyu Hospital Co., Ltd.

“Hong Kong” is to Hong Kong Special Administrative Region of China;

“Kangning” means Kang Ning (Heng Yang) Healthcare Management Co., Ltd.

“Macau” is to Macau Special Administrative Region of China;

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

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Cayman Islands holding company without any material operations. The VIEs conduct all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in China.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States. Thus, we believe that it is uncertain whether and on what basis a PRC court would enforce a judgment ruled by a court in the United States. As such, there is uncertainty as to the cost and time constraints associated with seeking enforcement of such a judgement in PRC.

In addition, under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. We believe that it will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws by virtue only of holding securities, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

ETAO is a holding company incorporated in the Cayman Islands with no material operations. It is not a Chinese operating company, and it conducts all of the operations in China through its subsidiaries and the VIEs. Our corporate structure involves unique risks to investors. ETAO International Group Co., Ltd., or ETAO Hong Kong, is domiciled in Hong Kong. The rest of our subsidiaries and the VIEs are domiciled in China.  The VIEs shareholders, the WFOE and the VIEs have entered into a series of contractual arrangement, which we referred to as the “VIE Agreements”. For accounting purposes, ETAO is deemed as the primary beneficiary of the consolidated VIEs’ business operations through the VIE Agreements and its ownership in the WFOE, which enables ETAO to consolidate the financial results of the consolidated VIEs into its consolidated financial statements under U.S. GAAP. Because we do not directly hold equity interests in the VIEs, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. See “—D. Risk Factors—Risks Related to Our Corporate Structure,” “—D. Risk Factors—Risks Related to Doing Business in China”.

Risks Associated with our Corporate Structure and the VIE Agreements

The VIE Agreements cannot completely replicate a foreign investment in China-based companies, as the shareholders of ETAO will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE Agreements provides contractual exposure to foreign investment in us. Because we do not directly hold equity interests in the VIEs, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. See “—D. Risk Factors—Risks Related to Our Corporate Structure,” “—D. Risk Factors—Risks Related to Doing Business in China,” and “—D. Risk Factors—Risks Related to Our Ordinary Shares.”

For instance, the VIEs and VIEs’ shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The VIEs’ shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements. In the event that the VIEs and VIEs’ shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “—D. Risk Factors—Risks Related to Our Corporate Structure— ETAO’s contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.”

Risks Associated with Doing Business in China

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIEs, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we, our PRC subsidiary, and the VIEs have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the Cyberspace Administration of China (the “CAC”) under the Cybersecurity Review Measures that became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) is enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “—D. Risk Factors—Risks Related to Doing Business in China— In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on a US stock exchange, financial condition, results of operations, and the offering.”

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (i) establishing the National Anti-Monopoly Bureau; (ii) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law of the PRC (amended on June 24, 2022 and effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the Detailed Rules for the Implementation of the Fair Competition Review System; and (iii) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our or the PRC operating entities’ ability to conduct business or our ability to accept foreign investments or issue our securities to foreign investors because neither we and our subsidiaries, nor our PRC subsidiary and the VIEs engage in monopolistic behaviors that are subject to these statements or regulatory actions.

We are subject to certain legal and operational risks associated with being based in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIEs and their subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to conduct our business, accept foreign investments, or continue to list on a U.S. or other foreign exchange. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this prospectus, our Company, the VIEs and their subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, there are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and our ability to continue our listing on an U.S. exchange. See “Item 3. Key Information — D. Risk Factors — Risks Related to Government Regulations — The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. ” and other risk factors disclosed in “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China”.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. As our registration statement on Form F-1 was declared effective on March 29, 2023 and we have completed our initial public offering and listing prior to September 30, 2023, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. See “—D. Risk Factors—Risks Related to Doing Business in China —The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this annual report, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor, WWC, P.C, which is headquartered in San Mateo, California, has been inspected by the PCAOB on a regular basis. It is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The newly enacted “Holding Foreign Companies Accountable Act” and proposed “Accelerating Holding Foreign Companies Accountable Act” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our ordinary shares and if our auditors fail to permit the Public Company Accounting Oversight Board (“PCAOB”) to inspect the auditing firm, our ordinary shares may be subject to delisting”.

Our ability to pay dividends depends upon dividends paid by our subsidiaries, the VIEs and their subsidiaries. If the PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, the PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Under the applicable PRC laws and regulations, the PRC subsidiaries are required to set aside a portion of their after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, the PRC subsidiaries’ ability to pay dividends to us. We have not declared or paid dividends in the past, nor any dividends or distributions were made by a subsidiary to our holding company. We do not intend to distribute dividends in the foreseeable future, but we do not have a fixed dividend policy. Our board of directors have complete discretion on whether to distribute dividends, subject to applicable laws. See “Item 3. Key Information — Our Corporate Structure — Cash Transfers and Dividend Distribution”.

Permission Required from PRC Authorities

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, cybersecurity, data privacy protection requirements, and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Mergers & Acquisitions and Overseas Listings.”

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

Based on the foregoing, we have completed our initial public offering and listing prior to September 30, 2023, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIEs to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “—D. Risk Factors—Risks Related to Doing Business in China—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Other than the foregoing, as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIEs’ operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Cash and Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs

As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred nor a written policy that addresses how we will handle any limitations on cash transfers due to PRC law.

ETAO is a Cayman Islands exempted company that was formed to on June 30, 2022 as a wholly owned subsidiary of Mountain Crest Acquisition Corp. III (“MCAE”). ETAO was formed to facilitate the two-step business combination transaction between MCAE and ETAO International Group (the “Business Combination”). As the first step of the business combination transaction, on February 17, 2023, MCAE merged with and into ETAO, with ETAO surviving as the surviving corporation in such merger, thereby consummating a change in MCAE’s domicile from a Delaware corporation to a Cayman Islands exempted company (the “Redomestication Merger”). ETAO Merger Sub, Inc. (“Merger Sub”) was a Cayman Islands exempted company that was wholly owned by ETAO. The Merger Sub was formed to facilitate the two-step Business Combination. As the second step of the Business Combination, on February 17, 2023, Merger Sub merged with and into ETAO International Group, with ETAO International Group surviving as the surviving corporation in such merger, thereby consummating ETAO’s acquisition, through its Merger Sub subsidiary, of ETAO International Group (the “Acquisition Merger”).

On January 27, 2022, MCAE, ETAO, the Merger Sub and Wensehng Liu, in his capacity as the ETAO’s shareholders’ representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”). On February 17, 2023, the parties consummated the Business Combination in accordance with the Merger Agreement, resulting in ETAO International Group as a wholly-owned subsidiary of ETAO.

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

On October 11, 2023, pursuant to the terms of the Exclusive Business Cooperation Agreements, ETao Healthcare, the Company’s indirectly subsidiary in China, notified Zhichao Medical Technology (Hunan) Co., Ltd., Beijing DNurse Technology Co., Ltd., Kang Ning (Heng Yang) Healthcare Management Co., Ltd., Tianlun (Guiyang) Buyun Buyu Hospital Co., Ltd., Qianhu Medical Management (Jiangxi) Co., Ltd., Chain Workshop (Beijing) Co., Ltd., Baihui (Beijing) Biotech Co., Ltd. and each of their respective equity holders of the immediate termination of the series of VIE Agreements with them, including the Exclusive Business Cooperation Agreements, the Exclusive Option Agreements, the Share Pledge Agreements, the Timely Reporting Agreements and the Powers of Attorney. ETao Healthcare is entitled to collect the accrued and unpaid Service Fee, which is 85% of the Monthly Net Income of each disposed VIE pursuant to the term of the Exclusive Business Cooperation Agreements.

None of the seven disposed VIEs had incurred any profit and have an aggregate net loss of $7.5 million for the fiscal year ended December 31, 2022. The disposition was made for the purpose of streamlining ETAO’s business activities to focus on its core competitiveness and accelerate the integration process.

Upon termination of the above-referenced VIE agreements, ETAO’s corporate structure contains five VIEs, namely, Changsha Zhenghe Orthopaedics Hospital Co., Ltd., Changxing Zhizhou Hospital Co., Ltd., Civil Hospital (Mengzhou City) Co., Ltd., Hangzhou Six Dimension Dental Medical Technology Co. Ltd. and Alliance Insurance Brokerage Co., Ltd.

The following financial information of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2022 and December 31, 2021, and for the year ended December 31, 2022 and 2021:

Condensed consolidated Statements of Operations Information

	For the year ended December 31, 2022
	Etao	WOFE		VIE	Elimination		Consolidated
Revenues	$—		$—	$58,060,025		$—	$58,060,025
Cost of revenues	$—		$—	$(39,060,362)		$—	$(39,060,362)
Gross profit	$—		$—	$18,999,663		$—	$18,999,663

Selling expenses	$—		$—	$(7,570,575)		$—	$(7,570,575)
General and administrative expenses	$(737,139,678)	$		$(9,306,538)			$(746,446,216)
Research and development expenses	$—		$—	$(2,129,176)		$—	$(2,129,176)
Total operating expenses	$(737,139,678)		$—	$(19,006,289)		$—	$(756,145,967)
Income (loss) from operations	$(737,139,678)		$—	$(6,627)		$—	$(737,146,304)
Total other income (loss)	$(158,993,531)		$—	$(198,126)		$—	$(159,191,657)
Profit (loss) before income tax expense	$(896,133,209)	$		$(204,752)	$		$(896,337,961)
Income tax expense	$—		$—	$(657,092)		$—	$(657,093)
Net loss from continuing business	$(896,133,209)		$—	$(861,845)	$		$(896,995,054)
Discontinued operation loss	$—		$—	$—		$—	$—
Non-controlling interest (income) loss	$111,656		$—	$205,639	$		$317,295
Net loss attributed to shareholders	$(896,021,553)		$—	$(656,206)		$—	$(896,677,759)
Other comprehensive income	$—		$—	$(1,465,325)		$—	$(1,465,325)
Comprehensive loss	$(896,021,553)		$—	$(2,121,531)		$—	$(898,143,084)

	For the year ended December 31, 2021
	Etao	WOFE		VIE	Elimination		Consolidated
Revenues	$—		$—	$53,337,278		$—	$53,337,278
Cost of revenues	$—		$—	$(37,072,061)		$—	$(37,072,061)
Gross profit	$—		$—	$16,265,217		$—	$16,265,217

Selling expenses	$—		$—	$(5,693,125)		$—	$(5,693,125)
General and administrative expenses	$(5,315,349)	$		$(9,763,223)			$(15,078,572)
Research and development expenses	$—		$—	$(918,631)		$—	$(918,630)
Total operating expenses	$(5,315,349)		$—	$(16,374,978)		$—	$(21,690,327)
Income (loss) from operations	$(5,315,349)		$—	$(109,761)		$—	$(5,425,110)
Total other income (loss)	$(3,766,000)		$—	$(257,261)		$—	$(4,023,261)
Profit (loss) before income tax expense	$(9,081,349)	$		$(367,022)	$		$(9,448,371)
Income tax expense	$—		$—	$(504,111)		$—	$(504,112)
Net loss from continuing business	$(9,081,349)		$—	$(871,134)	$		$(9,952,483)
Discontinued operation loss	$—		$—	$(631,486)		$—	$(631,486)
Non-controlling interest (income) loss	$220,177		$—	$(179,571)	$		$40,606
Net loss attributed to shareholders	$(8,861,172)		$—	$(1,682,191)		$—	$(10,543,363)
Other comprehensive income	$—		$—	$352,192		$—	$352,192
Comprehensive loss	$(8,861,172)		$—	$(1,329,999)		$—	$(10,191,171)

Condensed consolidated Balance Sheets Information

	As of December 31, 2022
	Parent	WOFE	VIE	Elimination		Consolidated
Cash and cash equivalents	$—	$—	$8,933,208		$—	$8,933,208
Restricted cash, current	$—	$—	$2,328,230		$—	$2,328,230
Short-term investment	$—	$—	$2,900,880		$—	$2,900,880
Accounts receivable, net	$—	$—	$8,096,347		$—	$8,096,347
Advances to suppliers	$—	$—	$315,502		$—	$315,502
Prepaid expenses and other receivables, net	$—	$—	$1,877,354		$—	$1,877,354
Inventories	$—	$—	$1,989,393		$—	$1,989,393
Current assets of discontinued operation	$—	$—	$—		$—	$—
Total current assets	$—	$—	$26,440,914		$—	$26,440,914
Restricted cash, non-current	$—	$—	$725,171		$—	$725,171
Long-term Investment	$158,588,161	$—	$—		$(158,588,161)	$—
Property, plants and equipment, net	$—	$—	$17,687,745		$—	$17,687,745
Intangible assets, net	$—	$—	$607,881		$—	$607,881
Goodwill	$—	$—	$—		$—	$—
Prepayment for investments in real property	$—	$—	$—		$—	$—
Land use right, net	$—	$—	$501,555		$—	$501,555
Deferred tax assets, net	$—	$—	$96,812		$—	$96,812
Finance lease assets	$—	$—	$1,123,877		$—	$1,123,877
Right-of-use assets	$—	$—	$5,351,870		$—	$5,351,870
Security deposits	$—	$—	$45,688		$—	$45,687
Related party receivable	$—	$—	$7,062,016		$(6,653,707)	$408,309
Non-current assets of discontinued operation	$—	$—	$—		$—	$—
Total non-current assets	$158,588,161	$—	$33,202,614		$(165,241,868)	$26,548,907
TOTAL ASSETS	$158,588,161	$—	$59,643,528		$(165,241,868)	$52,989,821

Bank loans	$—	$—	$2,359,462		$—	$2,359,462
Long-term bank loan – current portion	$—	$—	$—		$—	$—
Note payable	$—	$—	$3,102,103		$—	$3,102,103
Accounts payable	$—	$—	$7,563,542		$—	$7,563,542
Contract liabilities	$—	$—	$748,296		$—	$748,296
Accrued expenses and other current liabilities	$—	$—	$18,585,015		$—	$18,585,015
Finance lease payable, current	$—	$—	$842,871		$—	$842,871
Operating lease payable, current	$—	$—	$1,245,130		$—	$1,245,130
Current liabilities of discontinued operation	$—	$—	$—		$—	$—
Total current liabilities	$—	$—	$34,446,419		$—	$34,446,419
Non-current liabilities of discontinued operation	$—	$—	$—		$—	$—
Related parties payable	23,359,961		2,472,763		(6,653,707)	19,179,017
Finance lease payable, non-current	$—	$—	$1,064,104		$—	$1,064,104
Operating lease payable, non-current	$—	$—	$4,280,617		$—	$4,280,617
TOTAL LIABILITIES	$23,359,961	$—	$42,263,903	$		$58,970,157
Class B ordinary shares (US$0.0001 par value per share; 3,300,000 shares issued and outstanding as of December 31, 2022 and December 31, 2021;	$330	$—	$—		$—	$330
Class A ordinary shares (US$0.0001 par value per share; 96,700,000 and 23,100,500 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively;	$9,670	$—	$23,180,227		$(23,180,227)	$9,670
Additional paid-in capital	$893,043,710	$—	$17,575,875		$(17,592,609)	$893,026,975
Subscription receivable	$—	$—	$—		$—	$—
Statutory reserve	$—	$—	$16,735		$—	$16,735
Accumulated deficit	$(757,825,510)	$—	$(22,758,765)		$(126,955,029)	$(907,539,304)
Accumulated other comprehensive income/(loss)	$—	$—	$(1,113,133)		$—	$(1,113,133)
Etao’s shareholders’ equity/(deficits)	$135,228,200	$—	$16,900,938		$(167,727,865)	$(15,598,728)
Non-controlling interest	$—	$—	$478,688		$9,139,704	$9,618,392
TOTAL EQUITY/(DEFICITS)	$135,228,200	$—	$17,379,625		$(158,588,161)	$(5,980,336)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$158,588,161	$—	$59,643,528		$(165,241,868)	$52,989,821

	As of December 31, 2021
	Parent	WOFE	VIE	Elimination	Consolidated
Cash and cash equivalents	$—	$—	$4,727,210	$—	$4,727,210
Restricted cash, current	$—	$—	$6,281,783	$—	$6,281,783
Short-term investment	$—	$—	$—	$—	$—
Accounts receivable, net	$—	$—	$8,716,261	$—	$8,716,261
Advances to suppliers	$—	$—	$498,207	$—	$498,207
Prepaid expenses and other receivables, net	$—	$—	$3,499,945	$—	$3,499,945
Inventories	$—	$—	$2,079,947	$—	$2,079,947
Current assets of discontinued operation	$—	$—	$728,210	$—	$728,210
Total current assets	$—	$—	$26,531,563	$—	$26,531,563
Restricted cash, non-current	$—	$—	$792,074	$—	$792,074
Long-term Investment	$173,640,463	$—	$—	$(173,640,463)	$—
Property, plants and equipment, net	$—	$—	$19,334,008	$—	$19,334,008
Intangible assets, net	$—	$—	$817,640	$—	$817,640
Goodwill	$—	$—	$—	$160,128,167	$160,128,167
Prepayment for investments in real property	$—	$—	$874,403	$—	$874,403
Land use right, net	$—	$—	$556,551	$—	$556,551
Deferred tax assets, net	$—	$—	$89,109	$—	$89,109
Finance lease assets	$—	$—	$1,446,490	$—	$1,446,490
Right-of-use assets	$—	$—	$7,223,995	$—	$7,223,995
Security deposits	$—	$—	$84,233	$—	$84,233
Related party receivable	$—	$—	$4,095,359	$(3,650,127)	$445,232
Non-current assets of discontinued operation	$—	$—	$3,783,940	$—	$3,783,940
Total non-current assets	$173,640,463	$—	$39,097,803	$(17,162,423)	$195,575,843
TOTAL ASSETS	$173,640,463	$—	$65,629,365	$(17,162,423)	$222,107,405

Bank loans	$—	$—	$3,149,407	$—	$3,149,407
Long-term bank loan – current portion	$—	$—	$375,701	$—	$375,701
Note payable	$—	$—	$3,797,706	$—	$3,797,706
Accounts payable	$—	$—	$7,366,582	$—	$7,366,582
Contract liabilities	$—	$—	$778,125	$—	$778,125
Accrued expenses and other current liabilities	$—	$—	$15,221,163	$—	$15,221,163
Finance lease payable, current	$—	$—	$1,376,410	$—	$1,376,410
Operating lease payable, current	$—	$—	$1,402,727	$—	$1,402,727
Current liabilities of discontinued operation	$—	$—	$5,056,394	$—	$5,056,394
Total current liabilities	$—	$—	$38,524,215	$—	$38,524,215
Non-current liabilities of discontinued operation	$—	$—	$2,348,149	$—	$2,348,149
Related parties payable	23,359,961		1,998,192	(3,650,127)	21,179,818
Finance lease payable, non-current	$—	$—	$1,391	$—	$1,391
Operating lease payable, non-current	$—	$—	$5,790,397	$—	$5,790,397
TOTAL LIABILITIES	$23,359,961	$—	$48,662,345	$(3,650,127)	$67,843,970

Class B ordinary shares (US$0.0001 par value per share; 3,300,000 shares issued and outstanding as of December 31, 2022 and December 31, 2021;	$330	$—	$—	$—	$330
Class A ordinary shares (US$0.0001 par value per share; 96,700,000 and 23,100,500 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively;	$2,310	$—	$25,709,251	$(25,709,251)	$2,310
Additional paid-in capital	$157,056,070	$—	$17,575,875	$(17,592,609)	$157,039,335
Subscription receivable	$(616,469)	$—	$—	$—	$(616,469)
Statutory reserve	$—	$—	$16,735	$—	$16,735
Accumulated deficit	$(5,633,531)	$—	$(26,856,358)	$21,628,344	$(10,861,545)
Accumulated other comprehensive income/(loss)	$—	$—	$352,192	$—	$352,192
Etao’s shareholders’ equity/(deficits)	$150,808,710	$—	$16,797,694	$(21,673,516)	$145,932,888
Non-controlling interest	$—	$—	$169,326	$8,161,220	$8,330,546
TOTAL EQUITY/(DEFICITS)	$150,808,710	$—	$16,967,020	$(13,512,296)	$154,263,434
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$173,640,463	$—	$65,629,365	$(17,162,423)	$222,107,405

Condensed Consolidated Cash Flows Information

	For the year ended December 31, 2022
	Etao		WOFE	VIE		Elimination		Consolidated
Net loss from continuing business		$(896,133,209)	$—		$(861,845)		$—		$(896,995,054)
Adjustment:		$—	$—	$			—		$
Depreciation and amortization		$—	$—		$1,951,902		$—		$1,951,902
Bad debt provision		$—	$—		$1,070,148		—		$1,070,148
Impairment for equity investment		$158,993,531	$—		$305,561		$—		$159,299,092
Shares issued for compensation		$735,995,000	$—		$—		—		$735,995,000
Changes in operating assets:				$		$
Decrease/(increase) of restricted cash, current		$—	$—		$3,544,888		—		$3,544,888
Decrease/(increase) of accounts receivable		$—	$—		$(155,495)		$—		$(155,495)
Decrease/(increase) of advances to suppliers		$—	$—		$146,777		—		$146,777
Decrease/(increase) of prepaid expenses and other receivables		$—	$—		$341,116		$—		$341,115
Decrease/(increase) of inventories		$—	$—		$(75,725)		—		$(75,725)
Decrease/(increase) of deferred tax assets		$—	$—		$(15,107)		$—		$(15,107)
Increase/(decrease) of accounts payable		$—	$—		$798,416		—		$798,416
Increase/(decrease) of advances from customers		$—	$—		$32,476		$—		$32,476
Increase/(decrease) of accrued expenses and other payables		$—	$—		$4,678,246		—		$4,678,245
Increase/(decrease) of lease liabilities		$—	$—		$207,209		$—		$207,209
Cash (used in) / provided by operating activities		$(1,144,678)	$—		$11,968,566		—		$10,823,888

Purchase of property, plant and equipment		$—	$—		$(624,363)		—		$(624,363)
Acquiring of intangible assets and long-term prepaid expenses		$—	$—		$(9,533)		$—		$(9,533)
Payment for short-term investment		$—	$—		$(2,971,162)		—		$(2,971,162)
Proceeds for equity investment		$—	$—		$—		$—		$—
Proceeds from disposal of investment in real property		$—	$—		$—		—		$—
Proceeds from rental deposit		$—	$—		$32,656		$—		$32,656
Cash increased by acquisition		$—	$—		$—		—		$—
Cash provided by / (used in) investing activities		$—	$—		$(3,572,402)		$—		$(3,572,402)

Proceeds/(repayment) of bank loans, net		$—	$—		$(908,357)		$—		$(908,357)
Proceeds/(repayment) of note payable, net		$—	$—		$(404,846)		—		$(404,845)
Proceeds/(repayment) from related parties		$528,209	$—		$(3,045,757)		$—		$(2,517,548)
Repayment of finance lease liability		$—	$—		$653,595		—		$653,595
Proceeds from allotment of shares		$616,469	$—		$—		$—		$616,469
Cash provided by / (used in) financing activities		$1,144,678	$—		$(3,705,366)		—		$(2,560,688)
	$		$—	$			$—	$
Foreign currency effect		$—	$—		$(484,800)		—		$(484,800)
Total cashflow		$—	$—		$4,205,998		$—		$4,205,998

	For the year ended December 31, 2021
	Etao		WOFE		VIE		Elimination	Consolidated
Net loss from continuing business		$(9,081,349)		$—		$(871,134)	$—		$(9,952,483)
Adjustment:	$			$—	$		—	$
Depreciation and amortization	$			$—		$1,696,188	$—		$1,696,188
Bad debt provision	$			$—		$237,960	—		$237,960
Impairment for equity investment		$3,766,000		$—		$—	$—		$3,905,776
Shares issued for compensation		$5,000,000		$—		$—	—		$5,000,000
Changes in operating assets:			$		$
Decrease/(increase) of restricted cash, current		$—		$—		$(3,173,712)	—		$(3,173,712)
Decrease/(increase) of accounts receivable		$—		$—		$(2,113,002)	$—		$(2,113,002)
Decrease/(increase) of advances to suppliers		$—		$—		$(36,001)	—		$(36,001)
Decrease/(increase) of prepaid expenses and other receivables		$—		$—		$187,987	$—		$187,987
Decrease/(increase) of inventories		$—		$—		$(32,422)	—		$(32,422)
Decrease/(increase) of deferred tax assets		$—		$—		$(16,078)	$—		$(16,078)
Increase/(decrease) of accounts payable		$—		$—		$620,504	—		$620,504
Increase/(decrease) of advances from customers		$—		$—		$78,462	$—		$78,462
Increase/(decrease) of accrued expenses and other payables		$—		$—		$3,415,189	—		$3,415,189
Increase/(decrease) of lease liabilities		$—		$—		$(69,844)	$—		$(69,844)
Cash (used in) / provided by operating activities		$(315,349)		$—		$63,874	—		$(251,475)

Purchase of property, plant and equipment		$—		$—		$(2,349,181)	—		$(2,349,181)
Acquiring of intangible assets and long-term prepaid expenses		$—		$—		$(7,202)	$—		$(7,202)
Payment for short-term investment		$—		$—		$—	—		$—
Proceeds for equity investment		$—		$—		$15,531	$—		$15,531
Proceeds from disposal of investment in real property		$—		$—		$226,213	—		$226,213
Proceeds from rental deposit		$—		$—		$20,640	$—		$20,640
Cash increased by acquisition		$—		$—		$7,706,089	—		$7,706,089
Cash provided by / (used in) investing activities		$—		$—		$5,612,090	$—		$5,612,090

Proceeds/(repayment) of bank loans, net		$—		$—		$64,125	$—		$64,125
Proceeds/(repayment) of note payable, net		$—		$—		$(2,305,982)	—		$(2,305,982)
Proceeds/(repayment) from related parties		$—		$—		$2,446,680	$—		$2,446,680
Repayment of finance lease liability	$			$—		$(1,217,907)	—		$(1,217,907)
Proceeds from allotment of shares		$315,349		$—		$—	$—		$315,349
Cash provided by / (used in) financing activities		$315,349		$—		$(1,013,084)	—		$(697,734)
	$			$—	$		$—	$
Foreign currency effect		$—		$—		$64,330	—		$64,330
Total cashflow		$—		$—		$4,727,210	$—		$4,727,210

A. [RESEVED]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Risks Related to ETAO’s Business and Industry

ETAO’s limited operating history makes it difficult to predict ETAO’s future prospects, business and financial performance. For further detail, please see page 16.

ETAO may not be able to retain existing registered users and customers or continue to attract new users and/or customers at a level necessary to sustain or grow ETAO’s business. For further detail, please see page 17.

ETAO has incurred losses historically, and ETAO may continue to experience significant losses in the future. For further detail, please see page 17.

ETAO has recorded negative cash flows from operating activities historically and may experience significant cash outflows or has net current liabilities in the future. For further detail please see page 17.

ETAO’s key operational metrics and other estimates may not accurately measure ETAO’s operating performance. For further detail, please see page 18.

ETAO requires a significant amount of capital to fund its operations and growth. If ETAO cannot obtain sufficient capital on acceptable terms, its business, financial condition and prospects may be materially and adversely affected. For further detail, please see page 18.

ETAO’s expansion into new regions, markets and business areas may pose increased risks. For further detail, please see page 18.

ETAO faces vigorous competition. If ETAO is not able to compete effectively with others, ETAO’s business, financial condition and results of operations may be materially and adversely affected. For further detail, please see page 19.

ETAO’s success depends on the continuing efforts of its key management and capable personnel as well as its ability to recruit new talent. If ETAO fails to hire, retain or motivate ETAO’s staff, ETAO’s business may suffer. For further detail, please see page 19.

ETAO has engaged in transactions with related parties, and such transactions present potential conflicts of interest that could have an adverse effect on our business and results of operations. For further detail, please see page 19.

Growth of ETAO’s business will partially depend on the recognition of ETAO’s brand. Failure to maintain, protect and enhance ETAO’s brand would limit ETAO’s ability to expand or retain ETAO’s user base, which would materially and adversely affect ETAO’s business, financial condition and results of operations. For further detail, please see page 20.

If ETAO’s promotional and marketing plans are not effective, ETAO’s business and prospects may be negatively affected. For further detail, please see page 20.

ETAO faces risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt its operations. For further detail, please see page 21.

ETAO may not effectively identify, pursue and consummate strategic alliances, investments or acquisitions. For further detail, please see page 21.

Certain industry data and information in this 20-F were obtained from third-party sources and were not independently verified by ETAO. For further detail, please see page 21.

ETAO may not be able to adequately protect its intellectual property from unauthorized use by others. For further detail, please see page 22.

The proper functioning of ETAO’s technology is essential to ETAO’s business, and any difficulty experienced by such system would materially and adversely affect ETAO. For further detail, please see page 22.

ETAO’s business generates, processes and stores a large amount of data; the improper use or disclosure of such data by unauthorized persons could subject ETAO to significant reputational, financial, legal and operational consequences. For further detail, please see page 23.

The wide variety of payment methods that ETAO accepts subject ETAO to third-party payment processing-related risks. For further detail, please see page 23.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect ETAO’s business and ETAO’s financial condition. For further detail, please see page 24.

ETAO has limited insurance coverage for its operations. For further detail, please see page 24.

Risk Related to ETAO’s Corporate Structure

The laws of the Cayman Islands may not provide ETAO’s shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. For further detail, please see page 25.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders. For further detail, please see page 25.

ETAO relies on contractual arrangements with the VIEs and their shareholders for a large portion of ETAO’s business operations. These arrangements may not be as effective as direct ownership in providing operational control. Any failure by the VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on ETAO’s business. For further detail, please see page 25.

The shareholders of the VIEs may have actual or potential conflicts of interest with ETAO, which may materially and adversely affect ETAO’s business and financial condition. For further detail, please see page 26.

ETAO’s contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. For further detail, please see page 26.

Substantial uncertainties existing with the PRC foreign investment legal regime may have a significant impact on ETAO’s corporate structure and business operations. For further detail, please see page 27.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that ETAO or the VIEs owe additional taxes, which could negatively affect ETAO’s financial condition and the value of your investment. For further detail, please see page 27.

ETAO may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt its business, render us unable to conduct some or all of its business operations and constrain its growth. For further detail, please see page 28.

ETAO is subject to significant challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements. For further detail, please see page 28.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of the operations and financial condition. For further detail, please see page 29.

Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or continue to list on a U.S. or other foreign exchange and could cause the value of our common stock to significantly decline or become worthless. For further detail, please see page 29.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all. For further detail, please see page 31.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. Changes and uncertainty in PRC laws and interpretation may materially and adversely affect our business performance and impede the operations in China. For further detail, please see page 31.

Risks Related to our Intellectual Property and Potential Litigation

If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected. For further detail, please see page 31.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations. For further detail, please see page 33.

We have been and may in the future become subject to litigation or regulatory investigation, which could harm our business. For further detail, please see page 33.

Risks Related to Doing Business In China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on ETAO’s business and operations. For further detail, please see page 34.

Uncertainties with respect to the PRC legal system could adversely affect us, the rules and regulations in China can change quickly with little advance notice, the Chinese government may intervene or influence ETAO’s operations at any time, and such uncertainties materially and adversely affect our business and impede our ability to continue our operations in China and the value of your shares. For further detail, please see page 35.

Regulation and censorship of information disseminated over the internet in China may adversely affect ETAO’s business and reputation and subject MCAE to liability for information displayed on ETAO’s website. For further detail, please see page 35.

Fluctuations in exchange rates could have a material and adverse effect on ETAO’s results of operations and the value of your investment. For further detail, please see page 36.

Any lack of requisite approvals, licenses or permits applicable to ETAO’s business may have a material and adverse impact on ETAO’s business, financial condition and results of operations. For further detail, please see page 36.

ETAO’s operations depend on the performance of the mobile based systems, telecommunications networks and digital infrastructure in China. For further detail, please see page 37.

Governmental control of currency conversion and the ability to transfer cash may limit ETAO’s ability to utilize ETAO’s net revenue effectively and affect the value of your investment. For further detail, please see page 37.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject ETAO’s PRC resident beneficial owners or ETAO’s PRC subsidiaries to liability or penalties, limit ETAO’s ability to inject capital into ETAO’s PRC subsidiaries, limit ETAO’s PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us. For further detail, please see page 39.

ETAO faces uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. For further detail, please see page 40.

Certain PRC regulations may make it more difficult for ETAO to pursue growth through acquisitions. For further detail, please see page 41.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or ETAO to fines and other legal or administrative sanctions. For further detail, please see page 42.

ETAO may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws. For further detail, please see page 42.

ETAO’s employment practices may be adversely impacted under the labor contract law of the PRC. For further detail, please see page 43.

ETAO may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities. For further detail, please see page 43.

If ETAO is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to ETAO and its non-PRC shareholders. For further detail, please see page 43.

The newly enacted “Holding Foreign Companies Accountable Act” and proposed “Accelerating Holding Foreign Companies Accountable Act” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our common stock and if our auditors fail to permit the Public Company Accounting Oversight Board (“PCAOB”) to inspect the auditing firm, our common stock may be subject to delisting. For further detail, please see page 44.

Risks Related to Government Regulations

Recent Regulatory Developments. For further detail, please see page 45.

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or declines in user growth or engagement, or otherwise harm our business. For further detail, please see page 47.

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. For further detail, please see page 51.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from any Chinese authority to list our ordinary shares on a US stock exchange. However, if we were required to obtain any type of securities listing approval from the PRC government in the future and were denied such permission, we would not be able to continue listing on Nasdaq or offering securities to investors, and therefore our share price would significantly depreciate. For further detail, please see page 51.

In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on a US stock exchange, financial condition, results of operations, and the offering. For further detail, please see page 52.

The Holding Foreign Companies Accountable Act. For further detail, please see page 53.

Risks related to Healthcare Laws and Regulation

We depend substantially on the success of the clinical development of our medicines and drug candidates. If we are unable to successfully complete clinical development, obtain regulatory approvals and commercialize our medicines and drug candidates, or experience significant delays in doing so, our business will be materially harmed. For further detail, please see page 54.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. For further detail, please see page 54.

We have limited experience in launching and marketing our internally developed and in-licensed medicines. If we are unable to further develop marketing and sales capabilities or enter into agreements with third parties to market and sell our medicines, we may not be able to generate substantial product sales revenue. For further detail, please see page 54.

Risks Factors Relating to the Insurance Industry

Because Aaliance Insurance’s industry is heavily regulated, any material changes in the regulatory environment could change the competitive landscape of our industry or require Aaliance Insurance to change the way it does business. The administration, interpretation and enforcement of the laws and regulations currently applicable to Insurance Law of the People’s Republic of China” “Regulations on the Supervision of Insurance Brokers” could change rapidly. If we fail to comply with applicable laws and regulations, we may be subject to civil and criminal penalties or lose our privilege to conduct insurance business, which could materially and adversely affect our business and results of operations. For further detail, please see page 55.

If Aaliance Insurance’s largest insurance company partners terminate or change the material terms of their contracts, it would be difficult for Aaliance Insurance to replace the lost commissions, which could adversely affect its business and operating results. For further detail, please see page 55.

Because the commission revenue Aaliance Insurance earns on the sale of insurance products is based on premiums and commissions and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on the results of operation. For further detail, please see page 56.

Competition in the insurance industry is intense and, if Aaliance Insurance is unable to compete effectively, it may lose customers and its financial results may be negatively affected. For further detail, please see page 56.

Quarterly and annual variations in Aaliance Insurance’s commission and fee revenue may have unexpected impacts on its results of operations. For further detail, please see page 56.

If Aaliance Insurance’s contracts with insurance companies are terminated or changed, its business and operating results could be adversely affected. For further detail, please see page 56.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. ETAO’s articles of association allow our shareholders holding shares representing in aggregate not less than 51% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

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

These contractual arrangements do not give us an equity interest in the VIEs and may not be as effective as direct ownership in providing ETAO with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with ETAO by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to ETAO’s interests. If ETAO had direct ownership of the VIEs, ETAO would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. The shareholders of the VIEs may not act in the best interests of ETAO or may not perform their obligations under these contracts. Such risks exist throughout the period in which ETAO intends to operate certain portions of its business through the contractual arrangements with the VIEs. As a result, ETAO faces increased risk that these shareholders may breach the VIE contracts or take other actions that are detrimental to ETAO’s interests.

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

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit ETAO’s ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration or judgement should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event ETAO is unable to enforce these contractual arrangements, or if ETAO suffers significant delays or other obstacles in the process of enforcing these contractual arrangements, its ability to conduct its business may be materially and adversely affected, which could cause the value of ETAO’s securities to significantly decline or become worthless.

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

Because ETAO does not hold equity interests in the VIEs, ETAO is subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations, including but not limited to regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangement with the VIEs. ETAO is also subject to the risks of the uncertainty that the PRC government could disallow the VIE structure or the Chinese regulations could change or interpret the contractual arrangements differently in the future, which would likely result in a material change in ETAO’s operations, or a complete hindrance of ETAO’s ability to conduct its business, accept foreign investments, or continue to list on a U.S. or other foreign exchange, and the value of ETAO’s securities may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. The Chinese government may exert substantial influence and control over the manner in which we must conduct our business activities. Any action by the Chinese government to exert more oversight and control over offerings that are conducted overseas or include foreign investment in China-based issuers could significantly limit or completely hinder the Combined Company’s ability to conduct its business, accept foreign investments, or continue to list on a U.S. or other foreign exchange and could cause the value of such securities to significantly decline or become worthless. The VIE Arrangements are less effective than direct ownership due to the inherent risks of the VIE structure and ETAO may have difficulty in enforcing any rights ETAO may have under the VIE Agreements in the PRC because all of the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration or court in the PRC, where the legal environment is uncertain and not as developed as in the United States, and where the Chinese government has significant oversight and discretion over the conduct of ETAO’s business and may intervene or influence ETAO’s operations at any time with little advance notice, which could result in a material change in the operations and/or the value of your shares. Furthermore, these VIE Agreements may not be enforceable in China if the PRC authorities or courts take a view that such VIE Agreements contravene with the PRC laws and regulations or are otherwise not enforceable for public policy reasons. Also, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any record holder of equity interest in VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed of pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In the event ETAO is unable to enforce these VIE Agreements, or if ETAO suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, ETAO may not be able to exert effective control over the VIEs and ETAO’s ability to conduct its business may be materially and adversely affected.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of the operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Any action by the Chinese government to exert more oversight and control over offerings that are conducted overseas or include foreign investment in China-based issuers could significantly limit or completely hinder the Combined Company’s ability to conduct its business, accept foreign investments, or continue to list on a U.S. or other foreign exchange and could cause the value of such securities to significantly decline or become worthless. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or continue to list on a U.S. or other foreign exchange and could cause the value of our common stock to significantly decline or become worthless.

The Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations in China and/or the value of our Ordinary Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or continue to list on a U.S. or other foreign exchange and cause the value of such securities to significantly decline or be worthless.

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

As of the date of this prospectus, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to obtain permission from the government of China as of U.S. offerings. While the final version of the Draft Rules Regarding Overseas Listings may be adopted in the near future, we do not believe that anything relating to clearly prohibiting overseas offering and listings would apply to us. In the event that we become subject to the compliance requirements, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. Any failure of us or the Subsidiaries to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or continue to list on a U.S. or other foreign exchange, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

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

Risks Related to Doing Business In China

The operational risks associated with being based in and having operations in China also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and discretion of the governmental authorities in China discussed in our annual report are expected to apply to entities and businesses in mainland China, rather than to entities or businesses in Hong Kong and Macau which operate under different sets of laws from those of mainland China.

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

Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of ETAO’s PRC subsidiaries in China may be used to pay dividends. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, ETAO needs to obtain SAFE approval to use cash generated from the operations of ETAO’s PRC subsidiaries and the VIEs to pay off their respective debt owed to entities outside China, or to make other capital expenditure payments outside China. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. Furthermore, if ETAO determines to pay dividends to its investors out of China in the future, as a holding company, it will be dependent on receipt of funds from its subsidiaries, and its Hong Kong subsidiary will rely on payments made from the ETAO Healthcare which receives funds from VIEs pursuant to the VIE Agreements. As of the date of this prospectus, no cash transfer or transfer of other assets has occurred between ETAO, any of its subsidiaries, and the VIEs. If the foreign exchange control system prevents ETAO from obtaining sufficient foreign currencies to satisfy its foreign currency demands, ETAO may not be able to pay dividends in foreign currencies to its shareholders.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “If ETAO is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to PubCo and its non-PRC shareholders”.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. ETAO and its executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. ETAO also faces regulatory uncertainties that could restrict its ability to adopt incentive plans for its directors, executive officers and employees under PRC law.

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

ETAO believes it is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that ETAO is a PRC resident enterprise for enterprise income tax purposes, ETAO would be subject to PRC enterprise income tax on ETAO’s worldwide income at the rate of 25%. Furthermore, ETAO would be required to withhold a 10% tax from dividends ETAO pays to its shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if ETAO is deemed a PRC resident enterprise, dividends paid to ETAO’s non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of ETAO would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ETAO is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

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

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Our auditor, WWC, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. It is not subject to the determinations announced by the PCAOB on December 16, 2021. In addition, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, may result in the delisting of our Company or prohibition of trading in our Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

Given the example of Didi Global Inc. and recent statements of by the Chinese government indicating an intent to exert more oversight and control overseas offerings and foreign investments in Chinese companies, our insurance agency business may be subject to various government and regulatory interference once our ordinary shares are listed on a national securities exchange and such regulatory actions could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or continue to list on a U.S. or other foreign exchange and directly cause the value and trading prices of our ordinary shares to significantly decline or become worthless.

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

The Holding Foreign Companies Accountable Act

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Our auditor, WWC, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. It is not subject to the determinations announced by the PCAOB on December 16, 2021. In addition, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, may result in the delisting of our Company or prohibition of trading in our Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

Overview

ETAO is a holding company incorporated in the Cayman Islands with no material operations. It is not a Chinese operating company, and it conducts all of the operations in China through its subsidiaries and the VIEs. ETAO International Group Co., Ltd., or ETAO Hong Kong, is domiciled in Hong Kong. The rest of our subsidiaries and the VIEs are domiciled in China.  The VIEs shareholders, the WFOE and the VIEs have entered into a series of contractual arrangement, which we referred to as the “VIE Agreements”. For accounting purposes, ETAO is deemed as the primary beneficiary of the consolidated VIEs’ business operations through the VIE Agreements and its ownership in the WFOE, which enables ETAO to consolidate the financial results of the consolidated VIEs into its consolidated financial statements under U.S. GAAP. Because we do not directly hold equity interests in the VIEs, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. See “—D. Risk Factors—Risks Related to Our Corporate Structure,” “—D. Risk Factors—Risks Related to Doing Business in China”.

ETAO plans to provide a comprehensive healthcare service via the VIEs which will consist of both online and offline capabilities. These services include online health insurance and pharmacy, digital diabetes management and biotech. Offline healthcare services consist of hospital and specialty clinics, such as infertility, orthopedic surgery, plastic surgery and primary care. Upon completion, this uniquely integrated ecosystem will serve to provide synergistic advantages in healthcare delivery.

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

Key Factors Affecting ETAO’s Results of Operations

ETAO, through the VIEs, operates in China’s telehealth industry and its results of operations and financial condition are influenced by the macroeconomic factors affecting this industry, such as China’s economic growth, the impact of COVID-19 outbreak on the economy in China or worldwide, the emergence of China’s new economy and internet companies under favorable policies encouraging entrepreneurship and innovation, affecting the healthcare industry.

The results of operations and financial condition are also subject to changes in the regulatory regime governing China’s telehealth, healthcare and technologies. The PRC government regulates various aspects of the VIEs’ business and operations, such as medical data, patient data and associated data security factors. See “Risk Factors — Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the internet in China may adversely affect ETAO’s business and reputation and liability for information displayed on ETAO’s website.”

Additionally, ETAO believes that its results of operations and financial condition are also affected by a number of company-specific factors, including the factors discussed below.

ETAO’s Ability to refine its telemedicine service offering

Telemedicine is a fundamental healthcare service in which ETAO hopes to become one of the leading providers of telemedicine in China and other countries. By necessity, COVID-19 accelerated the adoption of telemedicine throughout the world. China is no exception. Patients in China generally appreciate the convenience and increased access to healthcare services. This is especially true in remote areas, where access to healthcare services can be limited. ETAO’s telemedicine services that will be carried out by the VIEs, will include concierge medicine, second opinion oncology services, management of chronic diseases and continuing medical education.

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

If Etao in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — If PubCo is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to PubCo and its non-PRC shareholders.”

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

Results of Operations

ETAO was registered and incorporated as a Cayman Islands exempted company on August 31, 2020. From March 15, 2021 to June 30, 2021, ETAO signed a series of VIE agreements and issued 14,704,271 shares to acquire majority equity interest in each of the 11 VIEs in China. Through VIE agreements, the WFOEs control 11 entities in China, including 6 hospitals and chain clinics, 4 technology related healthcare companies and 1 insurance brokerage agency. The acquisitions have been accounted for elsewhere in the financial statements using the purchase accounting method, reflecting the acquisition as of the date on which the acquirer obtained control of the acquiree.

As a holding company with no material operations of its own, ETAO conducts substantially all of its operations through the VIEs, of which ETAO receives economic benefits via a series of variable interest entity agreements. Neither ETAO nor its subsidiaries own any share in the VIEs. Instead, ETAO receives the economic benefits of the VIE’s business operations through certain contractual arrangements. The contractual arrangements with respect to the VIEs are not equivalent to an equity ownership in the business of the VIE and the investors may never hold equity interests in VIEs unless the VIE Agreements are replaced with the direct ownership of the VIEs by the WFOEs. Instead, for accounting purposes, we receive the economic benefits of the VIE’s business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP. The VIE Agreements are designed to provide ETAO with certain powers, rights, and obligations to the VIEs, as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in the WFOEs and the provisions of the VIE Agreements. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. The VIE Agreements or the contractual control structure is used to provide non-Chinese investors with exposure to foreign investment in China-based companies where Chinese laws impose certain restrictions on foreign ownership over such companies of certain categories. Consequently, the Company consolidates the accounts of VIE for the periods presented. Any references to control or benefits that accrue to ETAO because of the VIE are limited to, and subject to conditions we have satisfied for consolidation of the VIE under U.S. GAAP. The VIEs are consolidated for accounting purposes but is not an entity in which ETAO owns equity. ETAO does not conduct any active operations and is the primary beneficiary of the VIE for accounting purposes only.

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

(3)	Consists of finance lease and operating lease payables

Holding Company Structure

ETAO International Group or ETAO is a holding company with no material operations of its own. ETAO conducts its operations primarily through its subsidiaries and the VIEs. As a result, ETAO’s ability to pay dividends depends upon dividends paid by its subsidiaries. If ETAO’s subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to ETAO.

In addition, the VIEs in China are permitted to pay dividends to ETAO only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, the VIEs in China must make appropriations from their after-tax profit to non- distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIEs. Appropriation to discretionary surplus fund is made at the discretion of the VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, Etao’s subsidiaries that are foreign investment enterprise in the PRC must make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of ETAO’s subsidiary. Appropriation to the other two reserve funds is at Etao’s subsidiary’s discretion.

As an offshore holding company, ETAO is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to the consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion and the ability to transfer cash may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to ETAO’s PRC subsidiaries, which could materially and adversely affect ETAO’s liquidity and Etao’s s ability to fund and expand ETAO’s business.” As a result, there is uncertainty with respect to ETAO’s ability to provide prompt financial support to its PRC subsidiaries and Consolidated VIEs when needed.

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

Code of Business Conduct and Ethics

The Company adopted a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Following the Closing of the Business Combination, the Code of Business Conduct and Ethics will be available on ETAO’s website at: https://www.etao.world/. Information contained on or accessible through such website is not a part of this proxy statement/prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only. The Company intends to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

No member of the Company’s compensation committee has ever been an officer or employee of either company. None of the Company’s expected executive officers serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of our directors or on either company’s compensation committee.

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

[    ]

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The ordinary shares will have identical rights, powers, preferences and privileges.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of ordinary shares possess all voting power for the election of the Company’s directors and all other matters requiring stockholder action. Holders of ordinary shares are entitled to one vote per share on matters to be voted on by shareholders.

Dividends

Holders of ordinary shares will be entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on ordinary shares unless the shares of ordinary shares at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of the Company’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the ordinary shares will be entitled to receive an equal amount per share of all of the Company’s assets of whatever kind available for distribution to shareholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the ordinary shares.

Anti-Takeover Provisions

Amended and Restated Memorandum and Articles of Association

Among other things, the Amended and Restated Memorandum and Articles of Association provides that:

●	the Company’s board of directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

●	the authorized number of directors may be changed only by resolution of the Company’s shareholder or board of directors;

●	subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least 662∕3% of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

●	all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

●	Special Meetings of the Company’s shareholders may be called by the chairperson of the Company’s board of directors, the chief executive officer or by the Company’s board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

●	the Company’s board of directors will be divided into three classes of directors, with the classes to be as nearly equal as possible, and with the directors serving three-year terms (see the section titled “Management After the Business Combination”), therefore making it more difficult for shareholders to change the composition of our Board; and

●	the ordinary shares do not have cumulative voting rights, therefore allowing the holders of a majority of the shares of ordinary shares entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 662∕3% of all of then-outstanding ordinary shares entitled to vote generally in the election of directors.

The combination of these provisions will make it more difficult for the existing shareholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing the Company’s board of directors. Because the Company’s board of directors has the power to retain and discharge its officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “—Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income paid to us from the VIEs pursuant to the VIE agreements. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by PRC subsidiaries to their equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although ETAO does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of ETAO and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of ETAO, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that ETAO and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Our PRC counsel is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, our PRC counsel is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore, our PRC counsel believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— If ETAO is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to ETAO and its non-PRC shareholders. For further detail, please see page 43.”

Currently, as resident enterprises in the PRC, the VIEs in China are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 2.5% and the part between RMB1 million and 3 million is subject to a reduced rate of 5%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that ETAO is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary shares);

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our ordinary shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our ordinary shares; or

●	persons holding our ordinary shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our ordinary shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary shares are urged to consult their tax advisors regarding an investment in our Ordinary shares.

Taxation of Dividends and Other Distributions on Our Ordinary shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the VIE, and as a result, we are treating the VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning the VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary shares and the amount of cash we raise in our offerings. Accordingly, fluctuations in the market price of the Ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of our ownership of the VIE, and the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary shares from time to time and the amount of cash we raise in our offerings) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary shares cannot be treated as capital, even if you hold the Ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary shares as of the close of such taxable year over your adjusted basis in such Ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those Ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange, or redemption of our Ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary shares, subject to certain exceptions (including an exception for Ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required.

ITEM 16B. CODE OF ETHICS

Not required.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table  represents the approximate aggregate fees for services rendered by WWC, P.C for the periods indicated:

	December 31,	December 31,
	2022	2021

Audit Fees	800,000	888,000
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	800,000	888,000

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

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	Description
2.1	Merger Agreement, dated as of January 27, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
2.2	Amendment to Agreement and Plan of Merger, dated as of June 7, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
2.3	Joinder Agreement, dated as of July 26, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, Wensheng Liu, in his capacity as the Company Shareholders’ Representative, ETAO International Co., Ltd. and ETAO Merger Sub, Inc. (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
2.4	Amendment No. 2 to Agreement and Plan of Merger, dated as of October 17, 2022, by and among Mountain Crest Acquisition Corp. III, ETAO International Group, and Wensheng Liu, in his capacity as the Company Shareholders’ Representative (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
3.1	Amended and Restated Memorandum and Articles of Association of Etao International Co., Ltd. dated February 9, 2023 (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629).
4.1	Specimen Ordinary Share Certificate of PubCo (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
4.2	2022 Employee Stock Option Plan (incorporated by reference to the exhibit to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 15, 2022; File Number 333-268819).
4.3	Form of Lock-Up Agreement, (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629).
12.1*	Certification of Chief/ Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
12.2*	Certification of Chief/ Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.
13.1**	Certification of Chief/ Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief/ Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from WWC, P.C.
15.2	Letter from UHY LLP (incorporated by reference to the exhibit of the Annual Report on Form 20-F initially filed with the Securities and Exchange Commission on February 24, 2023; File Number 001-41629)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Etao International Co., Ltd.
(Registrant)

Date: April 11, 2024	By:	/s/ Wensheng Liu
Wensheng Liu
Chief Executive Officer and Principal Executive Officer

Etao International Co., Ltd.
(Registrant)

Date: April 11, 2024	By:	/s/ Hui Wang
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

Etao International Co, Ltd. is the parent company.

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

The following financial information of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2022 and December 31, 2021, and for the year ended December 31, 2022 and 2021:

Condensed consolidated Statements of Operations Information

	For the year ended December 31, 2022
	Etao	WOFE		VIE	Elimination		Consolidated
Revenues	$—		$—	$58,060,025		$—	$58,060,025
Cost of revenues	$—		$—	$(39,060,362)		$—	$(39,060,362)
Gross profit	$—		$—	$18,999,663		$—	$18,999,663

Selling expenses	$—		$—	$(7,570,575)		$—	$(7,570,575)
General and administrative expenses	$(737,139,678)	$		$(9,306,538)			$(746,446,216)
Research and development expenses	$—		$—	$(2,129,176)		$—	$(2,129,176)
Total operating expenses	$(737,139,678)		$—	$(19,006,289)		$—	$(756,145,967)
Income (loss) from operations	$(737,139,678)		$—	$(6,627)		$—	$(737,146,304)
Total other income (loss)	$(158,993,531)		$—	$(198,126)		$—	$(159,191,657)
Profit (loss) before income tax expense	$(896,133,209)	$		$(204,752)	$		$(896,337,961)
Income tax expense	$—		$—	$(657,092)		$—	$(657,093)
Net loss from continuing business	$(896,133,209)		$—	$(861,845)	$		$(896,995,054)
Discontinued operation loss	$—		$—	$—		$—	$—
Non-controlling interest (income) loss	$111,656		$—	$205,639	$		$317,295
Net loss attributed to shareholders	$(896,021,553)		$—	$(656,206)		$—	$(896,677,759)
Other comprehensive income	$—		$—	$(1,465,325)		$—	$(1,465,325)
Comprehensive loss	$(896,021,553)		$—	$(2,121,531)		$—	$(898,143,084)

	For the year ended December 31, 2021
	Etao	WOFE		VIE	Elimination		Consolidated
Revenues	$—		$—	$53,337,278		$—	$53,337,278
Cost of revenues	$—		$—	$(37,072,061)		$—	$(37,072,061)
Gross profit	$—		$—	$16,265,217		$—	$16,265,217

Selling expenses	$—		$—	$(5,693,125)		$—	$(5,693,125)
General and administrative expenses	$(5,315,349)	$		$(9,763,223)			$(15,078,572)
Research and development expenses	$—		$—	$(918,631)		$—	$(918,630)
Total operating expenses	$(5,315,349)		$—	$(16,374,978)		$—	$(21,690,327)
Income (loss) from operations	$(5,315,349)		$—	$(109,761)		$—	$(5,425,110)
Total other income (loss)	$(3,766,000)		$—	$(257,261)		$—	$(4,023,261)
Profit (loss) before income tax expense	$(9,081,349)	$		$(367,022)	$		$(9,448,371)
Income tax expense	$—		$—	$(504,111)		$—	$(504,112)
Net loss from continuing business	$(9,081,349)		$—	$(871,134)	$		$(9,952,483)
Discontinued operation loss	$—		$—	$(631,486)		$—	$(631,486)
Non-controlling interest (income) loss	$220,177		$—	$(179,571)	$		$40,606
Net loss attributed to shareholders	$(8,861,172)		$—	$(1,682,191)		$—	$(10,543,363)
Other comprehensive income	$—		$—	$352,192		$—	$352,192
Comprehensive loss	$(8,861,172)		$—	$(1,329,999)		$—	$(10,191,171)

Condensed consolidated Balance Sheets Information

	As of December 31, 2022
	Parent	WOFE	VIE	Elimination		Consolidated
Cash and cash equivalents	$—	$—	$8,933,208		$—	$8,933,208
Restricted cash, current	$—	$—	$2,328,230		$—	$2,328,230
Short-term investment	$—	$—	$2,900,880		$—	$2,900,880
Accounts receivable, net	$—	$—	$8,096,347		$—	$8,096,347
Advances to suppliers	$—	$—	$315,502		$—	$315,502
Prepaid expenses and other receivables, net	$—	$—	$1,877,354		$—	$1,877,354
Inventories	$—	$—	$1,989,393		$—	$1,989,393
Current assets of discontinued operation	$—	$—	$—		$—	$—
Total current assets	$—	$—	$26,440,914		$—	$26,440,914
Restricted cash, non-current	$—	$—	$725,171		$—	$725,171
Long-term Investment	$158,588,161	$—	$—		$(158,588,161)	$—
Property, plants and equipment, net	$—	$—	$17,687,745		$—	$17,687,745
Intangible assets, net	$—	$—	$607,881		$—	$607,881
Goodwill	$—	$—	$—		$—	$—
Prepayment for investments in real property	$—	$—	$—		$—	$—
Land use right, net	$—	$—	$501,555		$—	$501,555
Deferred tax assets, net	$—	$—	$96,812		$—	$96,812
Finance lease assets	$—	$—	$1,123,877		$—	$1,123,877
Right-of-use assets	$—	$—	$5,351,870		$—	$5,351,870
Security deposits	$—	$—	$45,688		$—	$45,687
Related party receivable	$—	$—	$7,062,016		$(6,653,707)	$408,309
Non-current assets of discontinued operation	$—	$—	$—		$—	$—
Total non-current assets	$158,588,161	$—	$33,202,614		$(165,241,868)	$26,548,907
TOTAL ASSETS	$158,588,161	$—	$59,643,528		$(165,241,868)	$52,989,821

Bank loans	$—	$—	$2,359,462		$—	$2,359,462
Long-term bank loan – current portion	$—	$—	$—		$—	$—
Note payable	$—	$—	$3,102,103		$—	$3,102,103
Accounts payable	$—	$—	$7,563,542		$—	$7,563,542
Contract liabilities	$—	$—	$748,296		$—	$748,296
Accrued expenses and other current liabilities	$—	$—	$18,585,015		$—	$18,585,015
Finance lease payable, current	$—	$—	$842,871		$—	$842,871
Operating lease payable, current	$—	$—	$1,245,130		$—	$1,245,130
Current liabilities of discontinued operation	$—	$—	$—		$—	$—
Total current liabilities	$—	$—	$34,446,419		$—	$34,446,419
Non-current liabilities of discontinued operation	$—	$—	$—		$—	$—
Related parties payable	23,359,961		2,472,763		(6,653,707)	19,179,017
Finance lease payable, non-current	$—	$—	$1,064,104		$—	$1,064,104
Operating lease payable, non-current	$—	$—	$4,280,617		$—	$4,280,617
TOTAL LIABILITIES	$23,359,961	$—	$42,263,903	$		$58,970,157

Class B ordinary shares (US$0.0001 par value per share; 3,300,000 shares issued and outstanding as of December 31, 2022 and December 31, 2021;	$330	$—	$—		$—	$330
Class A ordinary shares (US$0.0001 par value per share; 96,700,000 and 23,100,500 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively;	$9,670	$—	$23,180,227		$(23,180,227)	$9,670
Additional paid-in capital	$893,043,710	$—	$17,575,875		$(17,592,609)	$893,026,975
Subscription receivable	$—	$—	$—		$—	$—
Statutory reserve	$—	$—	$16,735		$—	$16,735
Accumulated deficit	$(757,825,510)	$—	$(22,758,765)		$(126,955,029)	$(907,539,304)
Accumulated other comprehensive income/(loss)	$—	$—	$(1,113,133)		$—	$(1,113,133)
Etao’s shareholders’ equity/(deficits)	$135,228,200	$—	$16,900,938		$(167,727,865)	$(15,598,728)
Non-controlling interest	$—	$—	$478,688		$9,139,704	$9,618,392
TOTAL EQUITY/(DEFICITS)	$135,228,200	$—	$17,379,625		$(158,588,161)	$(5,980,336)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$158,588,161	$—	$59,643,528		$(165,241,868)	$52,989,821

	As of December 31, 2021
	Parent	WOFE	VIE	Elimination	Consolidated
Cash and cash equivalents	$—	$—	$4,727,210	$—	$4,727,210
Restricted cash, current	$—	$—	$6,281,783	$—	$6,281,783
Short-term investment	$—	$—	$—	$—	$—
Accounts receivable, net	$—	$—	$8,716,261	$—	$8,716,261
Advances to suppliers	$—	$—	$498,207	$—	$498,207
Prepaid expenses and other receivables, net	$—	$—	$3,499,945	$—	$3,499,945
Inventories	$—	$—	$2,079,947	$—	$2,079,947
Current assets of discontinued operation	$—	$—	$728,210	$—	$728,210
Total current assets	$—	$—	$26,531,563	$—	$26,531,563
Restricted cash, non-current	$—	$—	$792,074	$—	$792,074
Long-term Investment	$173,640,463	$—	$—	$(173,640,463)	$—
Property, plants and equipment, net	$—	$—	$19,334,008	$—	$19,334,008
Intangible assets, net	$—	$—	$817,640	$—	$817,640
Goodwill	$—	$—	$—	$160,128,167	$160,128,167
Prepayment for investments in real property	$—	$—	$874,403	$—	$874,403
Land use right, net	$—	$—	$556,551	$—	$556,551
Deferred tax assets, net	$—	$—	$89,109	$—	$89,109
Finance lease assets	$—	$—	$1,446,490	$—	$1,446,490
Right-of-use assets	$—	$—	$7,223,995	$—	$7,223,995
Security deposits	$—	$—	$84,233	$—	$84,233
Related party receivable	$—	$—	$4,095,359	$(3,650,127)	$445,232
Non-current assets of discontinued operation	$—	$—	$3,783,940	$—	$3,783,940
Total non-current assets	$173,640,463	$—	$39,097,803	$(17,162,423)	$195,575,843
TOTAL ASSETS	$173,640,463	$—	$65,629,365	$(17,162,423)	$222,107,405

Bank loans	$—	$—	$3,149,407	$—	$3,149,407
Long-term bank loan – current portion	$—	$—	$375,701	$—	$375,701
Note payable	$—	$—	$3,797,706	$—	$3,797,706
Accounts payable	$—	$—	$7,366,582	$—	$7,366,582
Contract liabilities	$—	$—	$778,125	$—	$778,125
Accrued expenses and other current liabilities	$—	$—	$15,221,163	$—	$15,221,163
Finance lease payable, current	$—	$—	$1,376,410	$—	$1,376,410
Operating lease payable, current	$—	$—	$1,402,727	$—	$1,402,727
Current liabilities of discontinued operation	$—	$—	$5,056,394	$—	$5,056,394
Total current liabilities	$—	$—	$38,524,215	$—	$38,524,215
Non-current liabilities of discontinued operation	$—	$—	$2,348,149	$—	$2,348,149
Related parties payable	23,359,961		1,998,192	(3,650,127)	21,179,818
Finance lease payable, non-current	$—	$—	$1,391	$—	$1,391
Operating lease payable, non-current	$—	$—	$5,790,397	$—	$5,790,397
TOTAL LIABILITIES	$23,359,961	$—	$48,662,345	$(3,650,127)	$67,843,970

Class B ordinary shares (US$0.0001 par value per share; 3,300,000 shares issued and outstanding as of December 31, 2022 and December 31, 2021;	$330	$—	$—	$—	$330
Class A ordinary shares (US$0.0001 par value per share; 96,700,000 and 23,100,500 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively;	$2,310	$—	$25,709,251	$(25,709,251)	$2,310
Additional paid-in capital	$157,056,070	$—	$17,575,875	$(17,592,609)	$157,039,335
Subscription receivable	$(616,469)	$—	$—	$—	$(616,469)
Statutory reserve	$—	$—	$16,735	$—	$16,735
Accumulated deficit	$(5,633,531)	$—	$(26,856,358)	$21,628,344	$(10,861,545)
Accumulated other comprehensive income/(loss)	$—	$—	$352,192	$—	$352,192
Etao’s shareholders’ equity/(deficits)	$150,808,710	$—	$16,797,694	$(21,673,516)	$145,932,888
Non-controlling interest	$—	$—	$169,326	$8,161,220	$8,330,546
TOTAL EQUITY/(DEFICITS)	$150,808,710	$—	$16,967,020	$(13,512,296)	$154,263,434
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$173,640,463	$—	$65,629,365	$(17,162,423)	$222,107,405

Condensed Consolidated Cash Flows Information

	For the year ended December 31, 2022
	Etao		WOFE	VIE		Elimination		Consolidated
Net loss from continuing business		$(896,133,209)	$—		$(861,845)		$—		$(896,995,054)
Adjustment:		$—	$—	$			—	$
Depreciation and amortization		$—	$—		$1,951,902		$—		$1,951,902
Bad debt provision		$—	$—		$1,070,148		—		$1,070,148
Impairment for equity investment		$158,993,531	$—		$305,561		$—		$159,299,092
Shares issued for compensation		$735,995,000	$—		$—		—		$735,995,000
Changes in operating assets:				$		$
Decrease/(increase) of restricted cash, current		$—	$—		$3,544,888		—		$3,544,888
Decrease/(increase) of accounts receivable		$—	$—		$(155,495)		$—		$(155,495)
Decrease/(increase) of advances to suppliers		$—	$—		$146,777		—		$146,777
Decrease/(increase) of prepaid expenses and other receivables		$—	$—		$341,116		$—		$341,115
Decrease/(increase) of inventories		$—	$—		$(75,725)		—		$(75,725)
Decrease/(increase) of deferred tax assets		$—	$—		$(15,107)		$—		$(15,107)
Increase/(decrease) of accounts payable		$—	$—		$798,416		—		$798,416
Increase/(decrease) of advances from customers		$—	$—		$32,476		$—		$32,476
Increase/(decrease) of accrued expenses and other payables		$—	$—		$4,678,246		—		$4,678,245
Increase/(decrease) of lease liabilities		$—	$—		$207,209		$—		$207,209
Cash (used in) / provided by operating activities		$(1,144,678)	$—		$11,968,566		—		$10,823,888

Purchase of property, plant and equipment		$—	$—		$(624,363)		—		$(624,363)
Acquiring of intangible assets and long-term prepaid expenses		$—	$—		$(9,533)		$—		$(9,533)
Payment for short-term investment		$—	$—		$(2,971,162)		—		$(2,971,162)
Proceeds for equity investment		$—	$—		$—		$—		$—
Proceeds from disposal of investment in real property		$—	$—		$—		—		$—
Proceeds from rental deposit		$—	$—		$32,656		$—		$32,656
Cash increased by acquisition		$—	$—		$—		—		$—
Cash provided by / (used in) investing activities		$—	$—		$(3,572,402)		$—		$(3,572,402)

Proceeds/(repayment) of bank loans, net		$—	$—		$(908,357)		$—		$(908,357)
Proceeds/(repayment) of note payable, net		$—	$—		$(404,846)		—		$(404,845)
Proceeds/(repayment) from related parties		$528,209	$—		$(3,045,757)		$—		$(2,517,548)
Repayment of finance lease liability		$—	$—		$653,595		—		$653,595
Proceeds from allotment of shares		$616,469	$—		$—		$—		$616,469
Cash provided by / (used in) financing activities		$1,144,678	$—		$(3,705,366)		—		$(2,560,688)
	$		$—	$			$—	$
Foreign currency effect		$—	$—		$(484,800)		—		$(484,800)
Total cashflow		$—	$—		$4,205,998		$—		$4,205,998

	For the year ended December 31, 2021
	Etao		WOFE		VIE		Elimination	Consolidated
Net loss from continuing business		$(9,081,349)		$—		$(871,134)	$—		$(9,952,483)
Adjustment:	$			$—	$		—	$
Depreciation and amortization	$			$—		$1,696,188	$—		$1,696,188
Bad debt provision	$			$—		$237,960	—		$237,960
Impairment for equity investment		$3,766,000		$—		$—	$—		$3,905,776
Shares issued for compensation		$5,000,000		$—		$—	—		$5,000,000
Changes in operating assets:			$		$
Decrease/(increase) of restricted cash, current		$—		$—		$(3,173,712)	—		$(3,173,712)
Decrease/(increase) of accounts receivable		$—		$—		$(2,113,002)	$—		$(2,113,002)
Decrease/(increase) of advances to suppliers		$—		$—		$(36,001)	—		$(36,001)
Decrease/(increase) of prepaid expenses and other receivables		$—		$—		$187,987	$—		$187,987
Decrease/(increase) of inventories		$—		$—		$(32,422)	—		$(32,422)
Decrease/(increase) of deferred tax assets		$—		$—		$(16,078)	$—		$(16,078)
Increase/(decrease) of accounts payable		$—		$—		$620,504	—		$620,504
Increase/(decrease) of advances from customers		$—		$—		$78,462	$—		$78,462
Increase/(decrease) of accrued expenses and other payables		$—		$—		$3,415,189	—		$3,415,189
Increase/(decrease) of lease liabilities		$—		$—		$(69,844)	$—		$(69,844)
Cash (used in) / provided by operating activities		$(315,349)		$—		$63,874	—		$(251,475)

Purchase of property, plant and equipment		$—		$—		$(2,349,181)	—		$(2,349,181)
Acquiring of intangible assets and long-term prepaid expenses		$—		$—		$(7,202)	$—		$(7,202)
Payment for short-term investment		$—		$—		$—	—		$—
Proceeds for equity investment		$—		$—		$15,531	$—		$15,531
Proceeds from disposal of investment in real property		$—		$—		$226,213	—		$226,213
Proceeds from rental deposit		$—		$—		$20,640	$—		$20,640
Cash increased by acquisition		$—		$—		$7,706,089	—		$7,706,089
Cash provided by / (used in) investing activities		$—		$—		$5,612,090	$—		$5,612,090

Proceeds/(repayment) of bank loans, net		$—		$—		$64,125	$—		$64,125
Proceeds/(repayment) of note payable, net		$—		$—		$(2,305,982)	—		$(2,305,982)
Proceeds/(repayment) from related parties		$—		$—		$2,446,680	$—		$2,446,680
Repayment of finance lease liability	$			$—		$(1,217,907)	—		$(1,217,907)
Proceeds from allotment of shares		$315,349		$—		$—	$—		$315,349
Cash provided by / (used in) financing activities		$315,349		$—		$(1,013,084)	—		$(697,734)
	$			$—	$		$—	$
Foreign currency effect		$—		$—		$64,330	—		$64,330
Total cashflow		$—		$—		$4,727,210	$—		$4,727,210

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